FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of August 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

AMCOR News Release

For immediate release:	23 August, 2006

AMCOR ANNOUNCES FULL YEAR RESULTS

Amcor announced today that profit after tax and before significant items was $405.9 million for the year ended 30 June 2006. The final dividend remained unchanged at 17 cents per share, giving a full year dividend of 34 cents per share.

The company generated strong operating cash flow for the year of $522 million. After the payment of dividends, movement in working capital, and the cash component of significant items, the free cash flow was $214 million.

Significant items after tax were a net loss of $54.6 million. The cash component of the significant items was $26.0 million.

In announcing the result, Amcor’s Managing Director and Chief Executive Officer, Mr Ken MacKenzie said:

“This is a solid result given the difficult environment of substantial increases in input costs and reflects the defensive nature of the business. Although there were a number of adverse factors, the operating earnings before interest, tax and depreciation were down only 2.7%.

During the year, oil and energy related costs rose substantially. Raw material costs remained volatile making timely pass-through of these movements difficult, especially those caused by the hurricanes in North America. In Australia, cyclone Larry severely impacted corrugated carton sales in Northern Queensland.

On the positive side, there has been excellent progress on The Way Forward agenda which is a three year “get fit” program embracing all aspects of the company.

There has been substantial progress in the portfolio review with announcements of asset sales of over $400 million, the closure of a number of plants and the development of turnaround strategies for underperforming business sectors that will deliver substantial improvements over a three year period.

The focus on capital discipline is delivering a significant change in the company’s culture. For the 2006 year, there was a substantial improvement in operating cash flow and, after the payment of $309 million in dividends to shareholders, free cash flow was a positive $214 million.”

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

“The benefits of The Way Forward program will not be fully reflected in this year’s earnings as a number of negative factors are continuing into the current year. In particular, there will be a full year impact of rising energy costs and the effects of lower volumes in the domestic corrugated carton business. Notwithstanding these short term issues the company is well placed to deliver significant improvements to earnings over the medium term.”

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director and CEO	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

For Release: 23 August 2006

RESULTS FOR 12 MONTHS ENDED 30 JUNE 2006

A$m - All operations	2005	2006	Change
			(%)
Sales	11,099.6	11,439.3	3.1%
PBITDA	1,283.6	1,249.1	(2.7)%
PBIT	821.8	775.7	(5.6)%
PAT (1)	458.8	405.9	(11.5)%
Significant items (2)	(265.8)	(54.6)	79.5%
PAT after significant items	193.0	351.3	82.0%
EPS (3)	52.2	46.1	(11.7)%
Operating cash flow	345.8	522.3	51.0%
Dividend (cents)	34.0	34.0

(1)          Under AIFRS, the PACRS coupon payment is treated as interest. The comparative period is shown on the same basis, except for the impact of the 5% conversion discount which has been included only in the current period.

(2)          Significant items for the year ended 30 June 2006 relate to disposal of the Asian tobacco packaging businesses and fair value gains on the right to subscribe for shares in Vision Grande, offset by losses due to asset impairments, rationalisations, restructures and business disposals.

(3)          Before significant items.

PBIT by operating business - Continuing operations

(local currency)

Millions	2005	2006

Amcor PET Packaging (US$)	194.8	182.9
Amcor Australasia (A$)	315.8	262.4
Amcor Flexibles (€)	112.7	115.6
Amcor Sunclipse (US$)	41.0	48.6
Amcor Asia (SGD)	28.9	36.7

Key Ratios - All operations	2005	2006

PBIT/Ave Funds Emp (%)(2)	12.0	11.3
Return on Ave Equity (%)(2)	12.9	11.9
Net Debt/(Net Debt + Equity) (%)(1)	50.7	46.7
Net PBITDA interest cover (times)(2)	5.9	5.1
NTA per share (A$)	1.83	1.78

(1) All hybrids treated as debt.

(2) Before significant items.

KEY POINTS(1)

Financial Results

•                  Profit before interest, tax, depreciation and amortisation (PBITDA) was down 2.7% to $1,249.1 million.

•                  Profit after tax and before significant items was down 11.5% to $405.9 million.

•                  Returns, measured as profit before interest and tax (PBIT) over average funds employed, were 11.3%.

•                  Operating cash flow, measured after the movement in working capital and the cash component of significant items, increased from $345.8 million to $522.3 million.

•                  The final dividend remained steady at 17 cents per share giving a full year dividend of 34 cents per share.

•                  Base capital expenditure was $441.8 million compared to depreciation and amortisation of $473.4 million.

•                  Working capital for continuing operations reduced by $123.2 million. However, the business group average working capital to sales ratio increased from 11.0% to 11.4% due to the poor first half performance.

•                  Significant items after tax were a net loss of $54.6 million. The cash component of this was $26.0 million.

Operational

•                  Amcor PET Packaging experienced good PBIT growth in North America and Europe. This was more than offset by poor performance in Latin America. There was strong growth in the custom PET segment of 27%;

•                  Amcor Australasia had a solid performance in the metals, glass and flexibles operations. Earnings in the fibre operations were very disappointing due to weaker volumes in the corrugated and carton business and some increased competitive pressure including from lower-priced imported carton board;

•                  Amcor Flexibles had a solid year with continued improvement in the underlying operating performance, partially offset by unrecovered increases in input costs;

•                  Amcor Sunclipse had a very good year with USD PBIT up 18.6%. This was achieved through an increase in margins and increased sales volumes;

•                  Amcor Asia had a good year in the flexibles and tobacco packaging operations. The business underwent substantial change with the sale of the corrugated operations and increased investment in the publicly listed company Vision Grande.

(1) Unless otherwise stated, data includes all operations (ie continuing and discontinued)

For further information please contact:
Ken MacKenzie	John Murray
Managing Director and CEO	Executive GM Corporate Affairs
Amcor Limited	Amcor Limited
Phone: +61 3 9226 9001	Phone: +61 3 9226 9005

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Telephone: 61 3 9226 9000 Facsimile: 61 3 9226 9050

www.amcor.com

Consolidated Income Statement

A$m - All operations	2005	2006

Net sales	11,099.6	11,439.3
PBITDA	1,283.6	1,249.1
- Depreciation & amortisation	(461.8)	(473.4)
Profit before interest & tax	821.8	775.7
- Net interest (ex PACRS)	(166.4)	(188.8)
- PACRS interest	(52.3)	(57.8)
Profit before tax	603.1	529.1
- Income tax	(131.2)	(111.1)
- Minority interests	(13.1)	(12.1)
Profit after tax before Significant items	458.8	405.9

Consolidated Cash Flow Statement

A$m - All operations	2005	2006

PBITDA	1,283.6	1,249.1
Interest	(207.2)	(239.6)
Tax	(115.5)	(79.1)
Cash significant items	(51.8)	(26.0)
Base capital expenditure	(503.7)	(441.8)
Movement in working capital (1)	4.7	123.2
Other	(64.3)	(63.5)
Operating Cash Flow	345.8	522.3
Dividends	(294.3)	(308.8)
Divestments	24.5	264.2
Growth Capital/acquisitions	(125.5)	(69.5)
Proceeds from share issues	(3.3)	84.8
Foreign exchange rate changes	(11.6)	4.8
Movement in net debt	(64.4)	497.8

(1) Movement in working capital relates to continuing operations

Consolidated Balance Sheet

A$m - All operations	2005	2006

Current assets	3,494.6	3,196.9
Property, plant & equipment	4,426.8	4,296.8
Intangibles	1,998.0	1,888.4
Investments & other assets	539.7	773.4
Total assets	10,459.1	10,155.5

Short-term debt	(887.2)	(690.4)
Long-term debt	(1,917.3)	(2,084.9)

Creditors & provisions	(3,375.5)	(3,344.0)

Convertible notes	(301.1)	(464.2)

Shareholder’s equity	(3,978.0)	(3,572.0)
Total liabilities & shareholders’ equity	(10,459.1)	(10,155.5)

Final Dividend

Directors have declared a final dividend of 17 cents per share, 15% franked at 30 cents in the dollar. 75% of the dividend is sourced from the Conduit Foreign Income Account. The total dividend for the year is 34 cents compared with a total of 34 cents last year. The record date for the final dividend is 7 September 2006 and the payment date will be 29 September 2006.

The Dividend Reinvestment Plan (DRP) remains in operation with a zero discount. The issue price of DRP shares will be determined from the arithmetic average of the daily volume weighted average market price for the nine ASX business days 11 to 21 September 2006 inclusive. Shares will be sourced on market to satisfy the DRP.

Accounting Principles

The annual financial statements for Amcor Limited and its controlled entities have been prepared in accordance with Australian International Financial Reporting Standards (AIFRS).

When preparing the report for the full year ended 30 June 2006, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005.

In line with AIFRS and the exemption outlined above:

Profit and Loss Accounts

•	Perpetual Amcor Convertible Reset Securities (PACRS) distribution is treated as interest in the current period and not the previous period (except for purposes of this release).
•	Conversion discount of 5% on PACRS is treated as interest only in the current period.

Balance Sheet

•                                          PACRS are treated as debt in the current period, but as equity in the comparative period.

Cash Flow

•                                          The overall cash flow does not change as a result of the adoption of AIFRS, however certain items are required to be re-classified between operating, investing and financing activities.

Significant Items

Significant items after tax for the year ended 30 June 2006 were a loss of $54.6 million (2005: ($265.8m)).

In 2006, the disposal of the tobacco packaging businesses in Asia, fair value gains on derivatives related to the Vision Grande acquisition and gains arising from Vision Grande’s equity issue contributed $81.0m in gains to significant items. This was offset by asset impairments across the Group of $63.4m after tax, market rationalisation in the Flexibles business of $38.9m, PET restructure of $8.6m, business restructures and loss on disposal of the Closures and Asian Corrugated and Sacks businesses of $22.2m. Remaining impacts were attributable to onerous leases and adjustment of pension funds.

Segmentals

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported “Rentsch and Closures” segment with Amcor Flexibles. This is a result of changes in the management structure and reporting to the CEO. Amcor Rentsch management has responsibility for Flexibles in Eastern Europe and there is common infrastructure including co-location, resource sharing and similar technologies.

It should also be noted that, during the year to 30 June 2006, a detailed review of the corporate costs of the consolidated entity was undertaken and it was identified that $33.4 million (2005 restated: $33.1 million) of the total $76.0 million (2005: $85.4 million) is properly attributable to the results of the operating segments and, as such, has been allocated, based on relevant cost and service drivers.

Segmental Analysis

(Before significant items)

	2005			2006
	Sales	PBIT	ROAFE	Sales	PBIT	ROAFE
	(A$m)	(A$m)	(%)	(A$m)	(A$m)	(%)
Amcor PET Packaging	3,696.4	259.8	10.5	4,048.9	245.0	9.4
Amcor Australasia	2,571.7	315.8	17.5	2,560.9	262.4	14.3
Amcor Flexibles	2,971.2	190.4	12.1	2,978.6	188.4	12.5
Amcor Sunclipse	1,218.7	54.7	16.5	1,292.1	65.1	18.9
Amcor Asia	182.2	23.1	10.3	174.5	29.8	12.7
Investments / Other	25.4	(52.3)	—	8.6	(42.6)	—
Continuing operations	10,665.6	791.5		11,063.6	748.1

Discontinued operations (1)	461.6	30.3	7.6	401.3	27.6	6.5

Intersegmental	(27.6)	—	—	(25.6)	—	—

TOTAL	11,099.6	821.8	12.0	11,439.3	775.7	11.3

2

	2005	2006	2005	2006
	A$	A$	USD	USD
Net Sales (mill)	3,696	4,049	2,772	3,023
Change (%)		9.6		9.1
PBIT (mill)	259.8	245.0	194.8	182.9
Change (%)		(5.7)		(6.1)
Operating Margin (%)	7.0	6.1	7.0	6.1
Average Funds Emp	2,463	2,613	1,847	1,951
PBIT/AFE (%)	10.5	9.4	10.5	9.4
Average Exchange Rate	0.75	0.75

(All operations)

Millions	2006	2006
	A$	USD
PBITDA	451.6	337.1
Base Capital Expenditure	(205.7)	(153.6)
Significant Items	(9.0)	(6.7)
Movement in Working Capital	24.6	18.4
Operating Cash Flow	261.5	195.2
Growth Capital Expenditure	(13.7)	(10.2)

(All operations)

Group

Amcor PET Packaging had a mixed year with good performances in North America and Europe offset by a disappointing result in Latin America, mainly due to a poor performance in Mexico.

Profit before interest and tax (PBIT) was down 6.1% to USD 182.9 million. Returns, measured as PBIT over average funds employed, were lower at 9.4%.

Base capital expenditure was USD 153.6 million, of which over 40% was directed to the more technically demanding custom beverage business.

Despite rising raw material costs, working capital decreased by USD18.4 million.

Significant items were a loss of USD 16.8 million (before tax), of which USD 6.7 million was a cash outlay. Significant items were related to the restructuring activities for the operation in Poland, two plant closures in Mexico, and administration cost reductions and business streamlining activities in Europe and Latin America.

Overall, the business generated an operating cash flow of USD 195.2 million after the cash component of significant items, working capital movements and capital expenditure.

Volumes for the year were up 5.9% to 36.1 billion units. Custom containers were up 26.6% and are now 20% of total volume.

A key issue for the business has been the recovery of inflationary costs, primarily rapidly rising energy costs. Energy represents over 15% of non-material operating costs and this has risen sharply over the past 12 months.

Traditionally, industry contracts have not recaptured energy cost movements, and consequently the business had substantial under-recovery that impacted earnings. As contracts are renewed, energy cost recovery clauses are being included as part of standard commercial terms. However, it will take timeto implement across the entire business.

The annualised run rate for the higher energy costs was around USD 20 to 25 million. It is estimated that these increased costs negatively impacted earnings for the year by between USD 10 to 15 million with a significant proportion occurring in the second half.

North America

In North America, volumes were up 8.8% for the year after being up 15.5% for the first half. This growth was predominately due to a 26% increase in custom containers and a particularly hot summer in 2005 that assisted volumes in the carbonated soft drink (CSD) and water segment in the first half of the year. Lower volume growth in the second half of the year reflects the previously announced loss to self-manufacture of a significant piece of CSD business in Canada and the Northwest US.

The increase in the custom business was a result of strong growth in the isotonic beverage sector, together with ongoing expansion in the diversified product segment, including the liquor and personal care markets. The business reached agreement with PepsiCo to build a new USD 80 million plant at Wytheville, Virginia, for hot-fill Gatorade containers on a near-site basis to PepsiCo’s plant at that location. This plant is expected to commence operations by March 2007.

The business has successfully commercialised the new panel-less heat-set container, PowerFlexTM. This patented design is currently being introduced into the market by a number of iced tea and functional beverage customers and additional manufacturing capacity is being installed to meet this growth.

Volumes also benefited from the first full year of an on-site facility for a major juice producer and a near-site facility for private label hot-filled juice products. Also assisting the volume increase were the custom expansion at the Franklin, Indiana, plant and the expansion of the heat-set gallon capacity in three markets.

The North American business strategy is to continue to support growth in the custom segment, backed by long-term contracts that recognise the technology and value that exist in its heat-set products. The company is targeting USD 120 million in capital in the 2006/07 year to support this growth. A key component of this will be the new plant at Wytheville. Other key projects include heat-set capacity expansion on the West Coast and PowerFlexTM capacity installation in key markets.

In the water and CSD segments, volume growth was 3% for the year after being up 9% for the first half. Following the Coca-Cola decision to pursue self-manufacturing in the US Northwest and Canada effective January 2006, the business effected the closure of three plants in Canada. Much of the equipment was relocated to other sites, mainly in North America.

3

The business is being very selective in new investment in the CSD and water segments. New capital spending is supported by satisfactory long-term contracts that reflect Amcor’s need to recover inflationary cost increases, particularly energy.

Latin America

The business in Latin America achieved overall volume growth of 10% and growth in custom containers of 37% albeit off a low base. The region has favourable demographics, increasing income per capita and ongoing replacement of glass with PET that will continue to support this higher overall growth.

The business in Mexico had a disappointing year with earnings down substantially. The issues were predominately around management, footprint, manufacturing efficiencies and supply chain. A number of plants had low operating efficiencies which resulted in subcontracting out production and increasing the logistics and warehousing costs.

In March 2006, a new General Manager was appointed with the initial focus to develop a turnaround program for the business. The key elements of this program include closing two small blow moulding facilities and reviewing the entire supply chain to reduce handling, transport and warehousing costs.

The business will continue to obtain assistance from the North America operations via manufacturing and technical support.

Although the operations experienced a loss in 2005/06, they are currently operating at break even. Substantial improvement is anticipated in 2006/07, however the full year benefits from the turnaround plan, expected to be around USD 15 million per annum, will not be realised until 2007/08.

The businesses in Argentina and Brazil experienced substantially lower USD reported earnings for the year with unfavourable currency movements having a negative impact of USD 4 million.

In both countries, there was considerable inflationary cost pressure (inflation in Argentina was 13% and in Brazil was 10%) that was not fully recovered in the market.

In Brazil, the business signed a long-term contract with a major global customer for 25% of that business unit’s total volume. Volumes are expected to increase over the life of the contract enabling the business to lower the cost to produce. Some of these benefits have been shared with the customer via lower prices. Although this will result in a negative impact on earnings in the first year, due to some restructuring activities, satisfactory returns will be obtained across the life of the contract.

In Argentina, the 2004/05 earnings were helped considerably by substantial export volumes to Brazil. This did not continue in 2005/06 and a major customer commenced importing products from a neighbouring country to take advantage of cross-border tax benefits. The business in Argentina is a well-run organisation with a solid business base and satisfactory returns, however the very favourable conditions in 2004/05 are not likely to be repeated.

Europe

In Europe, volumes were up 1.3% on a continuing business basis. At the end of the prior fiscal year, the plant in Turkey was closed so that the actual volume movement was a reduction of 3%.

Across the business there was good growth in the United Kingdom, driven by increases in the water and custom beverage segments as well as good progress in expanding the diversified product business. The volumes in Continental Europe were flat on the previous year, with a reduction in Germany offset by growth in Spain, while France was steady on last year.

The custom plant at Brecht, Belgium also had stable volumes, and it is currently transitioning a number of products from multilayer to monolayer barrier technology.

During the year, the plant in Poland was downsized to reflect a smaller business base. The management team has decided to exit the market there and recently reached agreement to sell the business to a competitor.

The PET recycling facility at Beaune in France had another year of solid performance.

The key issue for the business in Europe was the recovery of increased energy costs. In the UK and much of Continental Europe, energy costs rose substantially and it was difficult to pass these increases on to customers. As contracts are renewed, energy cost recovery will be included as a standard clause. However, this process will take time to be fully implemented.

In an environment of flat volumes and rising energy costs, manufacturing performance was excellent and profits were ahead of the previous year. The management team in this region did an excellent job in managing costs and capital to maximise earnings in a challenging business environment.

Group outlook

The outlook for the PET Packaging business is for a modest improvement in earnings in the 2006/07 year. Rising costs, particularly energy, will severely dampen the first half earnings, compared to the same period last year.

As the year progresses, the turnaround in Mexico and the improved recovery of energy cost increases will improve earnings, but the full benefit of these improvements will not be evident until the 2007/08 year.

4

	2005	2006
	A$	A$
Net Sales (mill)	2,572	2,561
Change (%)		(0.4)
PBIT (mill)	315.8	262.4
Change (%)		(16.9)
Operating Margin (%)	12.3	10.2
Average Funds Emp	1,804	1,840
PBIT/AFE (%)	17.5	14.3

(All operations)

Millions	2006
A$
PBITDA	384.2
Base Capital Expenditure	(105.2)
Movement in Working Capital	13.5
Operating Cash Flow	292.5

(All operations)

Group

The Australasian business had a difficult year with profit before interest and tax down 16.9% to $262.4 million. Returns, measured as PBIT over average funds employed, were lower at 14.3%.

Despite rising raw material costs, working capital decreased by $13.5 million.

Base capital expenditure for the year was $105.2 million, compared to depreciation of $121.8 million.

Overall, the business delivered an operating cash flow of $292.5 million, after capital expenditure, cash significant items and movement in working capital.

Across the business units, the rigid, flexibles and glass operations produced solid results with overall improved earnings and returns.

Offsetting this good performance was a difficult year in most aspects of the fibre operations, which impacted both earnings and returns. This business has undergone significant change over the last twelve months including the appointment of a new management team. This team has developed a comprehensive turnaround plan, details of which have been announced today. This plan will deliver substantial improvement in both earnings and returns over the next few years and, ultimately, reposition the business to achieve Amcor’s target returns.

In the short term however, the current trend in earnings will continue.

Fibre Division

Sales

The Corrugated Box business had a difficult year. The overall volumes declined by 5%. In Australia, the second half volumes declined by 5.5% after being down just over 4% in the first half and, in New Zealand, volumes were down in the second half just over 5% after being flat in the first half.

The decline in volume in Australia was due to some loss of volume to competition in the first half and, in New Zealand, the decline was due to the loss of the Fonterra contract in the second half. Overall, the business was affected by general market softness and some specific industry issues.

In particular, the fruit and produce sector was down nearly 9% in the second half and 5.5% for the full year. This was caused by the following factors:

•                  The impact of cyclone Larry in Northern Queensland that destroyed the banana crop and severely impacted a number of other produce sectors. Amcor has a high market share in this higher quality product segment. The lower volumes will have a continuing impact on earnings in the 2006/07 year.

•                  Continuing growth in the use of Returnable Plastic Crates (RPC).

The industrial segment continues to be impacted by an increase of manufactured goods being produced offshore resulting in a decline in volumes of 5%.

In the grocery segment, there was continued growth in imports of filled products with customers relocating offshore and retailers increasing imports for house brands. Overall, this segment was 6% lower with the trend in the first half continuing for the full year.

The market dynamics in New Zealand changed substantially during the year with an aggressive drive by competitors to secure additional volume leading to a loss of some accounts and substantial price reductions to retain business.

•                  New Zealand volumes were down 3% overall. The kiwifruit season was much improved on the previous year with volume up 31% but this was offset by a poor apple/pear season, down 16%. Meat was up 14% on the back of higher kill rates and an improved export market. Dairy was down 19% as the business lost a major customer in Fonterra at the end of the first half, although the impact on volumes did not commence until March 2006.

In carton converting, volumes were down 8% across Australasia. Demand was weaker in the Australian grocery and tobacco segments. Some business was lost as customers relocated offshore.

Operations

Corrugated and Cartons

During the year a SAP management information system was installed across the Australian corrugated business on a state-by-state roll-out. This had the effect of creating some operational adjustments as the system was implemented in each state, resulting in extra costs and reduced efficiencies. Although this was an impost in the 2005/06 year, it will be of substantial benefit going forward in improving service and delivery performance.

The business also faced a number of inflationary cost pressures through the year which it could not fully recover in the market place.

As a result of the above factors, gross margins, which were largely unchanged in the first half, declined in the second half. This was particularly so in Queensland and New Zealand.

5

Earnings and margins were also lower in the folding carton business predominately due to lower volumes.

Paper

The paper manufacturing operations consist of the recycled paper mills, which produce paper for the corrugated box business, and the cartonboard mill, which supplies board to the folding carton segment.

The recycled mills had a difficult year with domestic volumes down 5%, while export volumes were 28% higher but at lower margins.

Operating costs increased during the year via input price increases and higher plant costs. These were not recovered in the marketplace.

Sales by the cartonboard mill in Petrie, Queensland, to both Amcor’s folding carton business and to external domestic customers were lower due to market conditions and the loss of sales previously supplied to Carter Holt Harvey. Import prices of board continue to put pressure on domestic selling prices and average prices were around 3% lower in the 2005/06 year and are expected to be lower again in the 2006/07 year.

Export cartonboard volumes were up 30% but prices in Australian dollar terms were lower than the previous year.

Sales and Marketing organisation

During the year, the corrugated business made substantial changes in the sales and marketing functions. The national sales structure put in place in 2002 reverted back to a regional structure. An additional 16 sales people have been employed to better service the needs of customers and there has been a substantial change in the senior management of the sales team. For the coming year, there is an extensive program to build capability and to increase effectiveness in this area.

Turnaround Plan

During the past 12 months, the new management have developed a comprehensive turnaround plan that has the primary objectives of:

•                  lowering the cost base;

•                  improving operating efficiencies; and

•                  upgrading commercial sales and marketing skills.

The key components of this plan include:

Corrugated

Already announced and currently being implemented is the reduction from three corrugated plants to two in the Queensland market, through the relocation of the corrugator and converting equipment from West End to Rocklea. As part of this project, new equipment is being installed at Rocklea. Following the closure of the West End site, Amcor will be the low cost producer in that market.

In Victoria, the operations will reduce from three corrugated sites to two, with the announcement of the closure of the site at Box Hill.

The two remaining corrugated operations in Victoria will be upgraded to further improve their competitiveness.

In NSW, the new management team is finalising a review of that state’s operation. This is likely to involve some restructuring and plant upgrades to reduce costs.

Paper

After an extensive review process, it has been decided to undertake a detailed feasibility study for a new paper recycling mill at Botany, New South Wales.

The new mill would be targeted for completion in the 2009/10 financial year.

As part of this review, it has been decided to close the recycled paper mill at Spearwood, Western Australia in September 2006. In the cartonboard segment, there has been an extensive review of the Petrie cartonboard mill in Queensland. The mill is globally cost-competitive in reel production, however the sheet conversion process will be restructured to reduce costs.

Cartons

In the folding carton segment, a new, larger format printing machine and conversion equipment will be installed at Botany to lower the cost base and enable targeting of new growth opportunities. This will also enable the transfer of some work from NSW to operations in Victoria and Queensland to improve overall efficiencies.

Summary of Benefits

This turnaround plan will deliver low-cost corrugated manufacturing operations with an excellent geographic coverage. The new recycled paper mill will aim to deliver the lowest cost position in Australasia in recycled paper and the cartonboard mill will have a globally competitive cost base.

These initiatives are estimated to have a net cost of around $300 million and deliver cost reductions of $60 to $80 million per annum. The timing for these improvements will be spread over the next few years with cost reductions from this plan in 2007/08 expected to be around $40 million.

Flexibles Division

The Flexibles business had a solid year with improved earnings and returns. The division consists of four operating units: polyethylene, laminations, New Zealand Flexibles and multiwall sacks.

The polyethylene business continued to deliver improving performance, with volumes up slightly and improved earnings and returns. A new flexographic press was installed in Queensland and a further press is to be installed in Victoria in the coming year to meet ongoing growth in the market. There was some difficulty in recovering all the resin price increases, particularly in the commodity products.

The laminations business had a difficult year with softness in the confectionery segment and a slowing in growth in the pouch market. The rationalisation from two sites to one in NSW was successfully completed and this will improve the operating efficiencies in that market. Two new gravure machines, one in Victoria and one in NSW, were commissioned in the last quarter of the 2005/06 year, and these will assist in improving earnings in the 2006/07 year.

The business in New Zealand had a difficult year with aggressive pricing in the market making it difficult to recover resin price increases. A new extrusion line and flexographic press were commissioned during the second half of the year and new volume to support this investment has been secured which will assist earnings in the 2006/07 year.

The multiwall sack business had a good year, with improved earnings and returns. There has been substantial product rationalisation and plant restructuring which has improved the cost base and operating efficiencies. New patented product developments for the dairy and food ingredients markets were contributors to the increased profit.

6

In summary, the flexibles business has undergone substantial rationalisation and re-capitalisation over the past 12 months with four new printing/co-extrusion machines installed across three states, as well as two in New Zealand. These machines will improve quality, reduce costs and ensure the business continues to offer improved value propositions to our customers. It is expected that this business will deliver solid growth in sales and earnings over the next few years.

Rigid Division

The aluminium beverage can business produced another solid result with both earnings and returns ahead of the previous year. Volumes increased 6%, mainly due to growth in the multipack soft drink segment. The ready-to-drink alcoholic sector also achieved additional volumes, although growth in this sector has moderated from the high levels of the past few years.

The closures operations had a more difficult year, with earnings lower due to price pressure and some plant inefficiencies related to capital investment to support growth. Going forward, the business will benefit from growth in wine screw caps, custom moulded plastic closures and sports cap segments.

The food can and aerosol can businesses achieved good earnings growth in a challenging market environment, given the substantial increases in the price of tin plate in the first half of the year.

The glass wine bottle operation had another strong year with increased earnings as the second glass furnace moved to full capacity. Ongoing sound productivity and a full year’s production from the second furnace will deliver continued improvement in earnings for the 2006/07 year.

Group outlook

The outlook for the Australasian business is for substantially lower earnings in 2006/07 as the second half run rate of 2005/06 continues into this year.

Beyond 2006/07, this business has substantial upside in the corrugated and flexibles operations with new capital and improved operating efficiencies delivering a lower cost base.

7

	2005	2006	2005	2006
	A$	A$	€	€
Net Sales (mill)	2,971	2,979	1,757	1,827
Change (%)		0.3		4.0
PBIT (mill)	190.4	188.4	112.7	115.6
Change (%)		(1.0)		2.6
Operating Margin (%)	6.4	6.3	6.4	6.3
Average Funds Emp	1,569	1,505	928	923
PBIT/AFE (%)	12.1	12.5	12.1	12.5
Average Exchange Rate	0.59	0.61

(Continuing operations only)

Millions	2006	2006
	A$	€
PBITDA	336.5	206.4
Base Capital Expenditure	(147.8)	(90.7)
Significant Items	(18.0)	(11.0)
Movement in Working Capital	90.3	55.4
Operating Cash Flow	261.0	160.1
Growth Capital Expenditure	(0.5)	(0.3)

(All operations)

Group

The Flexibles business had a solid year overall in difficult circumstances with profit before interest and tax up 2.6% to €115.6 million. Returns, measured as PBIT over average funds employed, were higher at 12.5%.

The sales, PBIT and average funds employed shown in the table above for both 2005 and 2006 do not include the contribution from those parts of the White Cap Closures operations where the sale has been completed or will be completed in the near future. The earnings from these businesses are included in the discontinued businesses disclosure.

Working capital decreased by €55.4 million and base capital expenditure was €90.7 million.

Significant items were €65.0 million (before tax), predominately for the closure of two plants in the processed food sector, the loss on the sale of the White Cap Closures business, and asset writedowns. The cash component of the significant items was €11.0 million.

Food Flexibles

The Food Flexibles business consists predominantly of the plants serving the processed and fresh food markets in Western Europe. It coordinates the food packaging strategy with the flexibles operations in other regions.

Sales were up 1.4% to €970.8 million, although volumes were lower. There was solid progress in earnings due mainly to an ongoing improvement in the processed food business.

Resin costs increased substantially through the half and, although by year-end, the costs had largely been recovered, there was a lag in recovery in some sectors, particularly where films are a substantial component of the finished product.

In the bread, produce and frozen food sector, the difficulties that arose in the United Kingdom bread bag plants during the first half, with strong customer demand exceeding capacity, eased in the second half as new equipment purchased in 2005 became fully operational. This business should continue to improve in the current year.

The chilled food sector had a mixed year with good results in a number of market segments, especially yoghurt, which saw good sales growth, offset by ongoing disappointing results from the plant in Lund, Sweden and competitive pricing in the meat and fish packaging categories. The Lund improvement plan is addressing its remaining operational and strategic issues.

The chilled food sector has a substantial product innovation pipeline based around enhanced shelf life, easy-opening and re-sealable features that will assist in delivering improved margins over the next few years.

The processed food sector had a substantially stronger year with earnings and returns well up on the previous year. It is developing strong commercial strategies focusing on attractive segments such as coffee, ready meals and liquid beverages. As a result of these initiatives, the processed food business should deliver returns in excess of the cost of capital this year.

The closure of the plant in the United Kingdom is proceeding to schedule and the business transfer programme has commenced. Production will cease in January 2007. Key pieces of equipment will be transferred to other Amcor sites, including Russia.

For the plant closure in Germany, the social plan has been agreed and business transfers have commenced. Production will finish by November 2006.

The planned benefit from the closure of these two plants is €10 million and will be fully realised in the 2007/08 year.

The major challenges for the food flexibles business in the 2006/07 year are the recovery of non-resin cost increases, particularly aluminium foil, energy and wages, tighter management of working capital and the continuing delivery of improvements in under-performing plants. With oil prices remaining high, it is anticipated there will be further pressure on raw material prices that will need to be recovered in the marketplace.

Healthcare

Formed in April 2006, Amcor Flexibles Healthcare incorporates Amcor’s flexible packaging activities in the Americas and healthcare packaging plants in Europe. Amcor Flexibles Healthcare is a global leader in flexible packaging for the medical and pharmaceutical markets. Headquartered in Chicago, USA, it has over 2,200 employees and 16 manufacturing facilities in 10 countries. In addition, the group coordinates strategy and commercial activity with the flexible healthcare activities in Asia. Overall sales were €523 million, up 7.5% on the previous year.

8

Healthcare Americas

Sales increased 9% through a combination of the commercialisation of new products, the impact of pass through of higher raw material costs and targeted volume increases.

Despite raw material supply and cost volatility, which was particularly accentuated by hurricanes Rita and Katrina, the business was able to maintain continuity of customer supply.

Improved operational performance, particularly in reducing waste, combined with good sales growth to deliver higher earnings.

The business has commenced work on the installation of a new press and laminator. This investment will serve to support the growth strategy of the business by increasing its offerings in selected attractive segments while leveraging strong European technologies and customer relationships.

Healthcare Europe

Sales increased 8% through growth in the medical, pharmaceutical and personal care segments as well as the pass-through of raw material price increases.

The business had a mixed result for the year with strong performance across a number of plants offset by a poor result at one site. This poor performance is being addressed through a focus of key resources on increasing export sales, decreasing the plant’s cost base and improving its operating efficiencies.

Amcor Flexibles Healthcare’s outlook for the 2006/2007 year is positive, anticipating continued sales growth and improved earnings.

Rentsch

Amcor Rentsch has leadership of Amcor’s global tobacco packaging business and the Amcor Flexibles operations in Eastern Europe. Sales for the year were up 13.8% to €348.1 million.

The folding carton business, which predominately supplies the tobacco industry, had a sound result with earnings slightly ahead of the previous year.

Sales were higher for the year, although growth was lower in the second half as the pull forward of demand into the first half due to tax increases in Western Europe was not repeated in the second half. There was continued sales growth in Eastern Europe due in part to the full year impact of additional capacity installed in Russia in October 2004.

Over the past 10 years, cigarette production has progressively moved from Western Europe to Eastern Europe to more closely match production with consumption on a country basis. This trend is ongoing and Amcor has benefited from being a first mover into Eastern Europe and Russia.

The new high-speed press installed in France in September 2005 continued to improve operating efficiencies as the year progressed, although it is still not fully loaded.

Graphic health warnings on tobacco packaging are starting to be introduced in Europe, with Belgium implementing the EU directive from 2007. Preparing the business for the transition is requiring progressive upgrading of the presses with additional colour printing stations. This program is ongoing.

The outlook for the folding carton business is for another solid year.

The Eastern European flexibles business consists of the plant in Poland and the new greenfield plant in Novgorod, Russia, located adjacent to the tobacco packaging plant. The business in Poland delivered improving results as the year progressed and the new plant in Russia has received strong customer support. A second press relocated from the Colodense plant in the UK, which is closing, will be installed over the next 12 months to meet the continued growth in demand. It is expected that the new flexibles plant in Russia will make a modest profit in the 2006/07 year.

Group outlook

The outlook for the flexibles business is for positive benefits from the restructuring in processed foods and improving performance at underperforming plants to be partially offset by rising input costs and ongoing volatility in resin-based raw material costs.

Overall, earnings and returns are expected to be moderately higher.

9

	2005	2006	2005	2006
	A$	A$	USD	USD
Net Sales (mill)	1,219	1,292	914	965
Change (%)		6.0		5.6
PBIT (mill)	54.7	65.1	41.0	48.6
Change (%)		19.0		18.6
Operating Margin (%)	4.5	5.0	4.5	5.0
Average Funds Emp	332	344	249	257
PBIT/AFE (%)	16.5	18.9	16.5	18.9
Average Exchange Rate	0.75	0.75

(All operations)

Millions	2006	2006
	A$	USD
PBITDA	78.4	58.5
Base Capital Expenditure	(12.2)	(9.1)
Movement in Working Capital	(9.9)	(7.4)
Operating Cash Flow	56.3	42.0

(All operations)

Amcor Sunclipse had a strong year with profit before interest and tax (PBIT) up 18.6% from USD 41.0 to USD 48.6 million. Returns, measured as PBIT over average funds employed, were higher at 18.9%.

Sales for the year were up 5.6% to USD 965 million due to a combination of increased raw material costs and increased volumes.

Base capital expenditure for the year was USD 9.1 million compared to depreciation of USD 9.9 million. Working capital increased by USD 7.4 million. There were no significant items.

Overall operating cash generation after working capital movement and capital expenditure was USD 42 million.

Over the past 12 to 18 months, Amcor Sunclipse has undertaken a number of projects to ensure its processes and systems are appropriate in this new environment of continued rising input costs. The business has been focused on:

•                  recovering cost increases in the market in a timely manner;

•                  customer and product profitability; and

•                  improving back-office capabilities to enhance customer service and reduce costs via a new business services centre.

The success of these programs was evident in the improvement of gross margins which was achieved despite substantial cost increases for raw materials, energy and freight.

Linerboard costs increased on three separate occasions between November 2005 and May 2006 by USD 30, USD 40 and USD 50 per short tonne. These increases were managed through to customers with minimal impact on margins.

During the year there were numerous increases in costs for plastic-based products, such as stretch wrap and protective packaging, and these were also successfully passed on to customers.

Freight costs also increased substantially and the business applied freight surcharges to many accounts, ensuring these costs were largely recovered.

An important element in developing new sales has been the growth in the number of sales people via the Amcor Sunclipse training program. At June 2006, there were 125 new sales trainees active in the field compared to 47 at June 2005. These additional people had a positive impact, especially in the second half, that will continue in the current year.

Over the past six years, the business has developed a number of distribution locations outside of California, some of these via acquisitions and a number as greenfield startups. It has taken a number of years to establish the correct “hub and spoke” logistics and critical mass for many of these operations. It is pleasing that over the past 12 months, a number of these smaller distribution centres have substantially improved profitability.

During 2004 and 2005, Amcor Sunclipse moved the majority of its back-office functions out of California to the lower-cost location of Tempe, Arizona. This transition caused some disruption,. however progress has been achieved in the second half of the year in reducing working capital and improving customer service.

Outlook

The outlook for Amcor Sunclipse remains positive. The 2006/07 year has started well, and provided economic conditions do not deteriorate, earnings are expected to be higher.

10

	2005	2006	2005	2006
	A$	A$	SGD	SGD
Net Sales (mill)	182	175	228	215
Change (%)		(3.9)		(5.7)
PBIT (mill)	23.1	29.8	28.9	36.7
Change (%)		29.0		27.0
Operating Margin (%)	12.7	17.0	12.7	17.1
Average Funds Emp	224	235	280	289
PBIT/AFE (%)	10.3	12.7	10.3	12.7
Average Exchange Rate	1.25	1.23

(Continuing operations only)

Millions	2006	2006
	A$	SGD
PBITDA	39.0	47.9
Base Capital Expenditure	0.6	0.7
Movement in Working Capital	0.2	0.2
Operating Cash Flow	39.8	48.8
Growth Capital Expenditure	(55.3)	(68.0)

(All operations)

Amcor Asia had a solid year with improved earnings across most of the continuing businesses. The earnings for the business reported in the 2005/06 profit before interest and tax (PBIT) line comprises an operating PBIT of SGD24.7 million and an equity accounted profit after tax of SGD12.0 million. The latter contribution is predominately from the investment in the Hong Kong publicly listedcompany Vision Grande.

The sales, PBIT and average funds employed for both 2005 and 2006 does not include the contribution for the corrugated operations sold during the 2005/06 year. The PBIT for these businesses is included in the discontinued businesses disclosure.

Returns, measured as PBIT over average funds employed, were 12.7%, however this measure includes the equity accounted profit after tax of Vision Grande and hence is not strictly comparable to the returns measure for the other business units.

During the year, the business underwent substantial change. In February 2006, the sale of the corrugated, sacks and closures business was announced, for a combined value of around SGD16 million. In aggregate, the businesses sold were loss making for the 2006 year.

In December 2005, Amcor announced it had elected to increase its ownership in Vision Grande from 16.7% to 44%, via the injection of its two tobacco packaging operations in China, exercising its previously granted option over Vision Grande shares and taking up an issue of new shares. These transactions were approved by shareholders of Vision Grande in February 2006.

In May, Vision Grande purchased the remaining 68.5% of World Grande Holdings Limited that it did not previously own. Part of the purchase price was an issue of shares to the previous owners of World Grande Holdings Limited. Following this transaction, Amcor’s ownership in Vision Grande is 40.1%.

In May 2006, Mr Billy Chan, the Managing Director of Amcor Asia, was appointed Executive Chairman of Vision Grande, and Mr Peter Downing and Mr David Hodge, also executives of Amcor, were appointed to the Vision Grande Board.

On 14 August, 2006 Vision Grande announced that its unaudited first half results were up 20.7% to HKD83.5 million. Amcor’s equity accounted share of the full year earnings from Vision Grande was SGD10.8 million. Amcor received dividends of SGD7.2 million from Vision Grande during the 2005/2006 year.

Full details can be obtained from the Vision Grande website at www.vision-grande.com

The tobacco packaging business outside of China consists of two plants in Singapore and Malaysia. The 2005/06 year’s operating PBIT also included 8 months’ contribution from the two plants in China which were divested to Vision Grande. Overall the tobacco packaging plants delivered an improved result with good sales growth across most of the plants.

The flexible packaging business consists of a medical flexible plant in Singapore and two plants in China focused on the food business.

During the year, a new blown film extruder was installed in the Singapore plant to serve the growing medical packaging market.

The flexibles plants in China continue to deliver solid returns. The business is currently relocating the Zhongshan plant in southern China to new premises with improved facilities to enable further growth.

Outlook

The wholly owned tobacco packaging and flexibles plants continue to deliver solid results and should improve earnings in the 2006/07 year.

11

Significant items	2005	2006
	A$m	A$m
Significant items before related income tax expense
Fair value gain and profit on dilution of shareholding in Vision Grande	—	44.5
Profit on disposal of Beijing Leigh-Mardon Pacific Packaging Co Ltd and Qingdao Leigh-Mardon Packaging Co Ltd to Vision Grande Group	—	52.3
Restructure of the PET and Flexibles businesses	(86.0)	(63.8)
Disposal of Closures business and Asian corrugated and sacks businesses	—	(25.8)
Asset impairments	(238.4)	(66.8)
Onerous leases and curtailment of pension funds	—	(4.5)
	(324.4)	(64.1)
Income tax benefit on significant items	58.6	25.3
	(265.8)	(38.8)

Significant items attributable to:
Members of Amcor Limited	(265.8)	(54.6)
Minority interest	—	15.8
	(265.8)	(38.8)

Discontinued operations included in above

Disposal of Asian corrugated business & impairment	(35.3)	(29.0)
Closures business restructure, loss on disposal & impairment	—	(34.1)
Tax benefit in relation to these items	4.5	9.3
Significant items after income tax expense relating to discontinued operations	(30.8)	(53.8)

Significant items after income tax expense relating to continuing operations	(235.0)	15.0

	(265.8)	(38.8)

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

				Disposal of
		Plant	Onerous	Controlled	Pension	Other	Asset
	Redundancy	Closure	Lease	Entities	adjustments	(a)	Impairments	Total
	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m

PET	(4.0)	(6.1)	(6.0)	—	1.9	—	(8.3)	(22.5)
Flexibles	(3.0)	(47.9)	—	—	—	(2.8)	(18.2)	(71.9)
Asia	(0.5)	—	—	45.5	—	44.5	(24.8)	64.7
Corporate	—	—	(1.8)	—	1.4	—	—	(0.4)
Closures	(5.4)	—	—	(13.1)	—	—	(15.5)	(34.0)

Total	(12.9)	(54.0)	(7.8)	32.4	3.3	41.7	(66.8)	(64.1)

(a) Includes impact of Vision Grande transactions of A$44.5m (fair value of right to subscribe to VG shares, fair value of derivatives related to Vision Grande $32m, profit on dilution of shareholding $12.5m.)

12

2006 Cash Flow by Business Group – All operations

A$m	PET	Australasia	Flexibles	Sunclipse	Asia	Corporate	Consolidated

PBITDA	451.6	384.2	336.5	78.4	39.0	(40.6)	1,249.1
Interest						(239.6)	(239.6)
Tax						(79.1)	(79.1)
Base capital expenditure	(205.7)	(105.2)	(147.8)	(12.2)	0.6	28.5	(441.8)
Cash significant items (current year)	(9.0)		(18.0)			1.0	(26.0)
(Increase) / Decrease in working capital	24.6	13.5	90.3	(9.9)	0.2	4.5	123.2
Other items						(63.5)	(63.5)

Operating cash flow	261.5	292.5	261.0	56.3	39.8	(388.8)	522.3

Dividends paid						(308.8)	(308.8)

Free cash flow	261.5	292.5	261.0	56.3	39.8	(697.6)	213.5

Divestments/(acquisitions)						264.2	264.2

Growth capital expenditure	(13.7)		(0.5)		(55.3)		(69.5)

Net proceeds from share Issues(1)						84.8	84.8

Foreign exchange rate changes						4.8	4.8

Net cash generated	247.8	292.5	260.5	56.3	(15.5)	(343.8)	497.8

Reduction in net debt							497.8

(1) Comprises proceeds from employee share issues, convertible securities and partly paid shares, less share buybacks and costs.

13

AMCOR LIMITED

A.B.N. 62 000 017 372

ANNUAL FINANCIAL REPORT

FULL REPORT

FOR THE FINANCIAL YEAR ENDED

30 JUNE 2006

23rd August 2006

Amcor Limited and its controlled entities

Income Statements

For the financial year ended 30 June 2006

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m

Sales revenue from continuing operations	5	11,041.9	10,646.1	—	—
Cost of sales		(9,329.9)	(8,853.3)	—	—

Gross profit		1,712.0	1,792.8	—	—

Other income	5	176.2	70.2	30.7	366.3
Sales and marketing expenses		(319.3)	(301.2)	—	—
General and administration expenses		(790.6)	(1,013.2)	(284.9)	(40.2)
Research costs	6	(37.0)	(39.7)	(0.1)	(0.3)
Share of net profit of associates	45	9.8	1.8	—	—

Profit/(loss) from operations		751.1	510.7	(254.3)	325.8

Financial income	5	21.7	20.4	360.9	323.1
Financial expenses	6	(263.9)	(181.1)	(286.9)	(217.1)

Net finance costs		(242.2)	(160.7)	74.0	106.0

Profit/(loss) before related income tax expense		508.9	350.0	(180.3)	431.8

Income tax (expense)/benefit	9	(92.3)	(72.4)	106.0	(60.3)

Profit/(loss) from continuing operations		416.6	277.6	(74.3)	371.5

Loss from discontinued operations	12	(37.4)	(19.2)	—	—

Profit/(loss) for the financial year		379.2	258.4	(74.3)	371.5

Profit/(loss) attributable to:
Members of Amcor Limited		351.3	245.3	(74.3)	371.5
Minority Interest		27.9	13.1	—	—

		379.2	258.4	(74.3)	371.5

		Cents	Cents
Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the company

Basic earnings per share	11	44.4	24.2
Diluted earnings per share	11	43.2	24.1

Earnings per share for profit attributable to the ordinary equity holders of the company

Basic earnings per share	11	39.9	22.0
Diluted earnings per share	11	39.4	21.9

(1)                                  The Income Statements for the year ended 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

The above income statements should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Balance Sheets

As at 30 June 2006

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m
Current assets
Cash and cash equivalents	13	113.9	229.8	—	3.7
Trade and other receivables	14	1,691.9	1,824.7	6,519.3	6,004.8
Inventories	15	1,380.3	1,440.1	—	—
Other financial assets	16	10.8	—	4.1	—
Total current assets		3,196.9	3,494.6	6,523.4	6,008.5

Non-current assets
Investments accounted for using the equity method	17	283.1	40.7	—	—
Other financial assets	18	19.1	52.8	4,692.8	4,686.0
Property, plant and equipment	19	4,296.8	4,426.8	0.6	4.1
Deferred tax assets	20	390.7	349.9	36.4	—
Intangible assets	21	1,888.4	1,998.0	16.2	10.5
Other non-current assets	22	80.5	96.3	5.1	10.5
Total non-current assets		6,958.6	6,964.5	4,751.1	4,711.1

Total assets		10,155.5	10,459.1	11,274.5	10,719.6

Current liabilities
Trade and other payables	23	2,076.6	1,996.0	53.0	35.9
Interest bearing liabilities	24	690.4	887.2	4,570.2	3,849.6
Subordinated convertible securities	25	464.2	—	246.0	—
Other financial liabilities	26	3.2	—	—	—
Current tax liabilities		54.7	82.5	28.2	13.2
Provisions	27	290.0	289.3	1.6	2.1
Total current liabilities		3,579.1	3,255.0	4,899.0	3,900.8

Non-current liabilities
Trade and other payables	28	31.1	31.6	—	—
Interest bearing liabilities	29	2,084.9	1,917.3	1,509.8	1,275.9
Subordinated convertible securities	30	—	301.1	—	301.1
Deferred tax liabilities	31	541.2	517.3	—	35.8
Provisions	27	100.6	99.9	5.9	5.5
Retirement benefit obligations	32	246.6	358.9	35.8	58.8
Total non-current liabilities		3,004.4	3,226.1	1,551.5	1,677.1

Total liabilities		6,583.5	6,481.1	6,450.5	5,577.9

Net assets		3,572.0	3,978.0	4,824.0	5,141.7

Equity
Contributed equity	33	2,810.3	3,322.1	2,810.3	2,725.5
Reserves	34	(84.5)	(148.2)	(13.4)	4.4
Retained profits	34	794.6	726.1	2,027.1	2,411.8
Total equity attributable to equity holders of the parent		3,520.4	3,900.0	4,824.0	5,141.7
Minority interest	35	51.6	78.0	—	—

Total equity	36	3,572.0	3,978.0	4,824.0	5,141.7

(1)                                  The Balance Sheets as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

The above balance sheets should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Statements of Recognised Income and Expense

For the financial year ended 30 June 2006

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m

Available for sale financial assets, net of tax		(0.1)	—	—	—
Cash flow hedges, net of tax		9.0	—	2.7	—
Exchange differences on translation of foreign operations		85.6	(168.4)	—	—
Actuarial gains & losses on defined benefit plans		12.8	(34.4)	(3.3)	10.3
Net income recognised directly in equity		107.3	(202.8)	(0.6)	10.3

Profit for the financial year		379.2	258.4	(74.3)	371.5

Total recognised income and expense for the financial year	36	486.5	55.6	(74.9)	381.8

Total recognised income and expense for the financial year is attributable to:
Members of Amcor Limited		452.4	58.3	(74.9)	381.8
Minority Interest		34.1	(2.7)	—	—
	36	486.5	55.6	(74.9)	381.8

Effects of change in accounting policy - financial instruments:
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Contributed Equity		(596.6)	—	—	—
Retained profits		3.2	—	(8.3)	—
Reserves		(28.1)	—	(24.1)	—
	36	(621.5)	—	(32.4)	—

Adjustment on adoption of AASB 132 and AASB 139, net of tax is attributable to:
Members of Amcor Limited		(621.5)	—	(32.4)	—
Minority Interest		—	—	—	—
	36	(621.5)	—	(32.4)	—

(1)                                  The statements of recognised income and expense as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

Other movements in equity arising from transactions with owners are set out in Note 36.

The amounts recognised directly in equity are disclosed net of tax, refer to Note 20 and 31 for the tax effect.

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Cash Flow Statements

For the financial year ended 30 June 2006

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005(1)	2006	2005(1)
		$m	$m	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services and sales tax)		11,457.2	10,986.7	—	—
Payments to suppliers and employees (inclusive of goods and services and sales tax)		(10,231.3)	(9,886.4)	(91.2)	(66.6)
Dividends received		0.4	0.6	18.9	40.6
Other income received		56.5	71.3	1.2	31.8
Finance income received		22.0	23.3	372.8	309.6
Finance expenses paid		(261.6)	(178.2)	(279.1)	(211.8)
Income taxes paid		(79.1)	(115.5)	(26.1)	(42.2)
Net cash from operating activities	46	964.1	901.8	(3.5)	61.4
Cash flows from investing activities
Repayment of loans by associated companies and other persons		0.1	4.8	0.1	163.5
Payments for controlled entities, businesses and associates, net of cash	42, 45	(66.8)	(45.5)	(5.9)	(10.1)
Payments for property, plant and equipment		(486.4)	(647.4)	(3.1)	(3.1)
Proceeds on disposal of controlled entities and businesses (2)		(24.8)	10.8	—	—
Proceeds on disposal of controlled entities and business treated as discontinued operations	12	297.5	—	21.2	—
Proceeds on disposal of property, plant and equipment		33.4	77.4	—	0.3
Net cash from investing activities		(247.0)	(599.9)	12.3	150.6
Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares		143.5	12.9	143.5	12.9
Payments for shares bought back	33	(57.8)	(15.4)	(57.8)	(15.4)
Share issue and buy-back transaction costs		(0.9)	—	(0.9)	—
Proceeds from borrowings		6,206.0	3,876.0	6,170.5	3,326.9
Repayment of borrowings		(6,833.3)	(3,706.4)	(5,974.6)	(3,250.0)
Principal lease repayments		(19.4)	(18.1)	—	—
Dividends and other equity distributions paid		(308.8)	(346.6)	(298.8)	(290.2)
Net cash from financing activities		(870.7)	(197.6)	(18.3)	(215.8)
Net (decrease)/increase in cash held		(153.6)	104.3	(9.5)	(3.8)
Cash and cash equivalents at the beginning of the financial year		213.8	121.1	3.7	7.5
Effects of exchange rate changes on cash and cash equivalents		4.8	(11.6)	—	—
Cash and cash equivalents at the end of the financial year		65.0	213.8	(5.8)	3.7
Financing arrangements	29
Non-cash investing and financing activites	47

RECONCILIATION OF CASH AND CASH EQUIVALENTS

For purposes of the Cash Flow Statement, cash and cash equivalents includes cash on hand and at bank and short-term money market investments, net of outstanding bank overdrafts. Cash and cash equivalents as at the end of the financial year as shown in the Cash Flow Statement is reconciled to the related items in the Balance sheet as follows:

Cash assets and cash equivalents	13	113.9	229.8	—	3.7
Bank overdrafts	24	(48.9)	(16.0)	(5.8)	—
		65.0	213.8	(5.8)	3.7

(1)                                  The Cash Flow Statements for the year ended 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

(2)                                  Proceeds on disposal of controlled entities and businesses is net of $39.6 million cash transferred in respect of the Asian tobacco packaging business.

The above cash flow statements should be read in conjunction with the accompanying notes.

Amcor Limited and its controlled entities

Contents of notes to the financial statements

Note	Description
1	Summary of significant accounting policies
2	Financial risk management
3	Critical accounting estimates and judgements
4	Segment information
5	Revenue, other income and financial income
6	Expenses
7	Significant items - income / (expense)
8	Revision of estimates
9	Income tax expense
10	Auditors’ remuneration
11	Earnings per share
12	Discontinued operations
13	Current assets - Cash and cash equivalents
14	Current assets - Trade and other receivables
15	Current assets - Inventories
16	Current assets - Other financial assets
17	Non-current assets - Investments accounted for using the equity method
18	Non-current assets - Other financial assets
19	Non-current assets - Property, plant and equipment
20	Non-current assets - Deferred tax assets
21	Non-current assets - Intangible assets
22	Non-current assets - Other
23	Current liabilities - Trade and other payables
24	Current liabilities - Interest bearing liabilities
25	Current liabilities - Subordinated convertible securities
26	Current liabilities - Other financial liabilities
27	Current and non-current liabilities - Provisions
28	Non-current liabilities - Trade and other payables
29	Non-current liabilities - Interest bearing liabilities
30	Non-current liabilities - Subordinated convertible securities
31	Non-current liabilities - Deferred tax liabilities
32	Non-current liabilities - Retirement benefit obligations
33	Contributed equity
34	Reserves and retained profits
35	Minority interest
36	Total equity reconciliation
37	Dividends
38	Other financial instrument information
39	Key management personnel and their related parties disclosures
40	Contingencies
41	Commitments
42	Business combinations
43	Subsidiaries
44	Deed of cross guarantee
45	Investments in associates
46	Reconciliation of profit after related income tax to net cash provided by operating activities
47	Non-cash investing and financing activities
48	Share based payments
49	Events subsequent to the end of the financial year
50	Impact of adopting Australian equivalents to International Financial Reporting Standards

Amcor Limited and its controlled entities

Notes to the financial statements

30 June 2006

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. The financial report includes separate financial statements for Amcor Limited as an individual entity and the consolidated entity consisting of Amcor Limited and its subsidiaries.

(a) Basis of preparation of the annual financial report

This general purpose financial report for the year ended 30 June 2006 has been prepared in accordance with Australian Accounting Standards (‘AASBs’) adopted by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001.

International Financial Reporting Standards (‘IFRS’) form the basis of AASBs adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS (‘AIFRS’) to distinguish them from the previous Australian Generally Accepted Accounting Principles (AGAAP).

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

These financial statements are the first Amcor Limited annual financial statements to be prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Financial statements of Amcor Limited have been prepared in accordance with previous AGAAP until 30 June 2005. AGAAP differs in certain respects from AIFRS. When preparing the financial report for the year ended 30 June 2006, management adopted certain changes to the accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments. The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement only from 1 July 2005.Refer Note 1(z).

Compliance with AIFRS ensures that the financial reports of the consolidated entity and the parent entity also comply with IFRS, except that an election has been made to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

Early adoption of standard

The consolidated entity has elected to apply AASB 119 Employee benefits (issued in December 2004) and AASB 2004-3 Amendments to Australian Accounting standards to the reporting periods beginning 1 July 2005. This includes applying AASB 119 to the comparatives in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, derivative financial instruments, and financial assets and liabilities measured at fair value.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

(b) Principles of consolidation

(i) Subsidiaries

These financial statements incorporate the assets and liabilities of all subsidiaries of Amcor Limited (“parent entity”) as at 30 June 2006 and the results of all subsidiaries for the year then ended. Amcor Limited and its subsidiaries together are referred to as the Group or consolidated entity.

Subsidiaries are all those entities (including special purpose entities) over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights.

Subsidiaries are fully consolidated from the date control commences until the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the consolidated entity. Refer Note 1(h).

All balances and transactions between entities included in the consolidated entity have been eliminated.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

Investments in subsidiaries are accounted for at cost in the parent entity financial report of Amcor Limited.

(ii) Associates

Associates are all entities over which the consolidated entity has significant influence but not control. Investments in associates are accounted for in the parent entity financial statements using the cost method and in the consolidated financial statements using the equity method, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The consolidated entity recognises its share of its associates’ post-acquisition profits or losses in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised as a reduction in the consolidated entity’s carrying amount of the investment.

Changes in the consolidated entity’s share of net worth of associates caused by an issue of equity by the associate are recognised in the income statement as gains or losses.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the economic environment in which the entity primarily generates and expends cash (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Amcor Limited’s functional currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses arising from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Refer Note 1(o)(ii) and 1(o)(iii).

Translation of differences on non-monetary items, such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available for sale financial assets, are included in the available for sale investments revaluation reserve in equity.

(iii) Group companies

The results and financial position of all the Group entities, excluding those in a hyperinflationary economy, that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•                                          assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;

•                                          income and expenses for each income statement are translated at average exchange rates, which approximate the exchange rates at the dates of the transactions; and

•                                          all resulting exchange differences are recognised in the exchange fluctuation reserve.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to the exchange fluctuation reserve. When a foreign operation is sold, the cumulative exchange differences from 1 July 2004 are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

(d) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, allowances and discounts. Revenue is recognised as follows:

(i) Sale of Goods

Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products to entities outside the consolidated entity. Sales revenue is recognised when the risks and rewards of ownership have transferred to the customer. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due, the costs incurred or to be incurred cannot be measured reliably, there is risk of return of goods or there is continuing management involvement with the goods.

(ii) Interest Income

Interest income is recognised as it accrues, taking into account the effective yield on the financial asset. Interest income is included as financial income in the income statement.

(e) Government grants

Grants from governments are recognised at their fair value where there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(f) Income tax

(i) General

Income tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and by the availability of unused tax losses. Current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax balances are determined using the balance sheet liability method which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the balance sheet and their associated tax bases. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

Deferred tax assets will be recognised only to the extent that it is probable that future taxable profits will be available against which the assets can be utilised.

The parent entity is the head entity in the tax-consolidated group comprising all the Australian wholly-owned subsidiaries. The head entity recognises all of the current tax liabilities of the tax-consolidated group (after elimination of intra-group transactions). The tax-consolidated group has entered into a tax sharing agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilitiesarising from external transactions during the year. The contributions are calculated as if each subsidiary continued to be a stand alone taxpayer in its own right. The contributions are payable annually.

(ii) Capital Gains Tax

Capital gains tax, expected to be paid, is provided in the period in which an asset is sold.

(iii) Goods and Services Tax / Value Added Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax and valued added tax (‘GST/VAT’) and other sales related taxes, except where the amount of GST/VAT incurred is not recoverable from the relevant taxation authority. In these circumstances the GST/VAT is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST/VAT included.

The net amount of GST/VAT recoverable from, or payable to, taxing authorities is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statements on a gross basis. The GST/VAT component of cash flows arising from investing and financing activities which are recoverable from, or payable to, taxing authorities are classified as operating cash flows.

(g) Leases

Leases under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in current and non-current interest bearing liabilities. Each lease payment is allocated between the liability and the finance charges. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term, unless it is reasonably certain that ownership will be obtained by the end of the lease term where it is depreciated over the period of the expected use which is the useful life of the asset.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease.

(h) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published price at the date of exchange unless it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the consolidated entity’s share of the identifiable net assets acquired is recorded as goodwill (refer Note 1 (s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

(i) Impairment of assets

The recoverable amount of the consolidated entity’s assets, excluding deferred tax assets, defined benefit assets, and goodwill are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

Goodwill and intangible assets that have an indefinite useful life and intangible assets not ready for use are tested for impairment at least annually.

The recoverable amount is estimated for the individual asset or, if it is not possible to estimate the recoverable amount for the individual asset, the recoverable amount of the cash generating unit (CGU) to which the asset belongs is determined. CGUs have been determined as the smallest identifiable group of assets that generate cash inflows largely independent of the cash inflows of other assets or group of assets. Each CGU is no larger than a segment.

An impairment loss is recognised as an expense when the carrying amount of an asset or its CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value in use. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss recognised in prior periods for an asset (other than goodwill) is reversed if, and only where there is an indicator that the impairment loss may no longer exist, and if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. The increased carrying amount of an asset due to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

In calculating value in use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition and therefore do not include cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing the asset’s performance. In assessing value in use, the estimated cash flows are discounted to their present value effectively using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU.

(j) Cash and cash equivalents

Cash and cash equivalents include cash on hand and at bank, short term deposits and short-term money market investments. Bank overdrafts are shown within interest bearing liabilities in current liabilities on the balance sheet.

(k) Trade and other receivables

Trade and other receivables are recognised at their cost, less any impairment losses and are non interest bearing.

Collectibility of trade and other receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An impairment loss is recognised when there is objective evidence that the consolidated entity will not be able to collect amounts due according to the original terms of the receivables.

(l) Inventories

Inventories are valued at the lower of cost (including an appropriate proportion of fixed and variable overheads) and net realisable value in the normal course of business.

After initial measurement of the cost of finished goods inventories, cost is determined using the most appropriate of either first-in, first-out (FIFO) or weighted average cost formula and includes the appropriate share of fixed and variable overheads.

(m) Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) classified as held for sale are stated at the lower of their carrying amount and fair value less costs to sell, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset (or disposal group) to fair value less costs to sell. A gain is recognised for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset (or disposal group) is recognised at the date of derecognition.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortised while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

(n) Investments and other financial assets

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The consolidated entity has applied previous AGAAP to the comparative information on the financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

The consolidated entity classifies its investments and other financial assets into the following categories: financial assets at fair value through the income statement, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments and other financial assets were acquired. Management determines the classification of held-to-maturity assets at initial recognition and re-evaluates this designation at each reporting date.

Available-for-sale financial assets and financial assets at fair value through the income statement are initially and subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale fair value reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices.

The consolidated entity makes an assessment as to the impairment of any financial asset or group of financial assets at each reporting date. This assessment is carried out, based on the existence of objective evidence of impairment. The amount of any impairment is calculated as the difference between the carrying amount of the asset, or group of assets and the present value of the estimated future cash flows. For financial assets carried at cost or amortised cost, the amount of any loss will be recognised in the income statement. For available-for-sale financial assets, the cumulative loss directly recognised in equity will be removed and recognised in the income statement when the financial asset is sold.

(i) Financial assets at fair value through the income statement

This category has two sub-categories: financial assets held for trading, and those designated at fair value through the income statement on initial recognition. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or to generate short term profits, or if so designated by management. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(ii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the consolidated entity provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets.

Loans and other receivables excluding those held as available-for-sale are recognised at their amortised cost using the effective interest rate method.

(iii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity’s management has the positive intention and ability to hold to maturity.

(iv) Available-for-sale financial assets

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments and other financial assets are recognised on trade-date, the date on which the consolidated entity commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership.

(o) Derivatives

From 1 July 2004 to 30 June 2005

The consolidated entity has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The consolidated entity has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP, refer to the annual report for the year ended 30 June 2005.

From 1 July 2005

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The consolidated entity designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) hedges of a net investment in a foreign operation.

The consolidated entity documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The consolidated entity also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(iii) Net investment in a foreign operation

Where effective, foreign exchange differences relating to foreign currency transactions hedging a net investment in a foreign operation, together with any related income tax, are transferred to the exchange fluctuations reserve on consolidation. The ineffective portion is recognised in the income statement.

(iv) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

(p) Financial instruments included in liabilities and equity

From 1 July 2005

Bank overdrafts, bank loans, commercial paper, mortgage loans and other loans are initially recognised at their fair value, net of transaction costs incurred. Subsequent measurement is at amortised cost with any difference between the net proceeds and the maturity amount recognised in the income statement over the period of the borrowings using the effective interest rate method.

Eurobond notes and US$ notes are carried at amortised cost, translated at exchange rates ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method.

Undated subordinated convertible securities are carried at amortised cost. These securities have been translated at the exchange rate ruling at reporting date. Any difference between amortised cost and their amount at maturity is recognised in the income statement over the period of the borrowing using the effective interest method. The terms and conditions of undated subordinated convertible securities outstanding is set out in Note 25.

From 1 July 2005, the consolidated entity reclassified the issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) from equity to liabilities. The conversion discount and transaction costs are set off against the carrying value of the PACRS1 and PACRS2 at amortised cost. Over the life of the PACRS1 and PACRS2, these amounts are reflected in the income statement as financing costs using the effective interest method. The coupons on the PACRS1 and PACRS2 are recorded as a finance cost in the income statement.

Prior to 1 July 2005

(i) Financial Instruments included in equity

The issue of $400 million of Perpetual Amcor Convertible Reset Securities (‘PACRS1’) and $210 million of 2002 Perpetual Amcor Convertible Reset Securities (‘PACRS2’) was classified as equity and the coupon interest payable on the PACRS1 and PACRS2 was treated as a distribution of shareholders’ equity. The consolidated income statement did not include the coupon interest on the PACRS1 or PACRS2.

PACRS were recorded at the amount of consideration received less transaction costs.

(ii) Financial Instruments included in liabilities

Liabilities were recognised for amounts to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Bank overdrafts, bank loans, mortgage loans and other loans were carried at their principal amounts. Interest was charged as an expense as it accrued other than for amounts capitalised.

Commercial paper was carried at face value. The discount interest was carried as a deferred expense and brought to account on an accruals basis.

US$ notes were carried at face value and translated at the exchange rates ruling at reporting date. Interest was charged as an expense as it accrued.

Eurobond notes were carried at face value. The discount on issue was carried as a deferred expense and amortised over the period to maturity. Interest was charged as an expense as it accrued.

Undated subordinated convertible securities were initially recorded at the amount of consideration received. These securities were translated at the rate of exchange ruling at reporting date. Interest payable on these securities was recognised when entitlements accrued and was calculated in accordance with the terms of each issue.

(q) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the consolidated entity is the current bid price; the quoted market price used for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The consolidated entity uses a variety of methods, including discounted cash flows to calculate the fair value of financial instruments. These calculations are performed using current market inputs which may include the use of interest and forward exchange rates ruling at balance date. The consolidated entity makes assumptions concerning these valuations that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The nominal value of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the consolidated entity for similar financial instruments.

(r) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Property, plant and equipment, excluding freehold land, are depreciated at rates based upon their expected useful lives using the straight line method.

Depreciation rates used for each class of asset are as follows:

•                  Leasehold land between 1% - 3% (2005 1% - 3%)

•                  Land improvements between 1% - 3% (2005 1% - 3%)

•                  Buildings between 1% - 5% (2005 1% - 5%)

•                  Plant and equipment between 3% - 25% (2005 3% - 25%)

•                  Finance leased assets between 4% - 20% (2005 4% - 20%)

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing the proceeds of each disposed asset with its carrying amount, and are included in the income statement as other income.

(s) Intangible assets

(i) Goodwill

Goodwill represents the difference between the cost of a business combination over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is carried at cost less any accumulated impairment losses. Goodwill is allocated to CGUs and tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired.

(ii) Other intangible assets

Other intangible assets acquired are carried at cost less accumulated amortisation and impairment losses.

Expenditure on research associated with product research is charged against net income in the year in which the expenditure is incurred.

Expenditure on development activities associated with product development innovation is capitalised if the product is technically and commercially feasible and adequate resources are available to complete development. Capitalised development expenditure is amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years.

Expenditure on significant commercial development, including major software applications and associated systems, is capitalised and amortised over the period of time during which the benefits are expected to arise, typically between 3 to 8 years.

Software costs are capitalised as intangible assets if they are separable or arise from contractual or other legal rights and it is probable that the expected future economic benefits attributable to the asset will flow to the consolidated entity, and the cost of the asset can be measured reliably. Where software is internally generated, only the costs incurred in the development phase are capitalised and amortised over the period of time during which the benefits are expected to arise, typically not exceeding ten years. Software costs which are incurred in the research phase are expensed.

Expenditure on other internally generated intangibles is charged against net income in the year in which the expenditure is incurred.

(t) Trade and other payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which were unpaid at the end of the financial year. These amounts are unsecured.

Trade and other payables are stated at their amortised cost and are non interest bearing.

(u) Financing costs

Financing costs include interest income and expense, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with the arrangement of borrowings, lease finance charges and the unwinding discount on provision balances.

Financing costs are brought to account in determining profit for the year, except to the extent the financing costs are directly attributable to the acquisition, construction or production of a qualifying asset. Such financing costs are capitalised as part of the cost of the asset up to the time it is ready for its intended use and are then amortised over the expected useful economic life.

(v) Provisions

A provision is recognised when there is a legal or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is virtually certain that the recovery will be received.

In the income statement, the expense recognised in respect of a provision is presented net of the recovery.

(i) Restructuring

A provision for restructuring is recognised when:

a)              there is a detailed formal plan for the restructuring at the commitment date, identifying at least: the business or part of a business concerned; the principal locations affected; the location, function and approximate number of employees who will be compensated for terminating their services (for involuntarily terminated employees, the plan must also specifically identify the benefit formula to be used for determining individual employee involuntary termination payments, job classification and functions); when the plan will be implemented; and the expenditures that will be made; and

b)             the entity has announced the main features of the plan or started to implement the plan so as to raise a valid expectation in those affected that the entity will carry out the restructuring.

(ii) Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared on or before the end of the financial period but not distributed at balance date.

(iii) Decommissioning

The present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located are recognised as an asset within property, plant and equipment and as a provision, where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount, which is recognised as a financing cost in the income statement.

(iv) Onerous Contracts

A provision for onerous contracts is recognised when unavoidable costs under a contract, calculated as the lower of the cost of fulfilling the contract and any compensation or penalties arising from the failure to fulfil it, is loss-making, rather than simply unfavourable due to current prices. A provision is recognised only in respect of the onerous element of the contract. The provision is discounted to its present value, where the effect of discounting is material.

(v) Insurance and Other Claims

Provisions for workers’ compensation, insurance and other claims are made for claims received and claims expected to be received in relation to incidents occurring prior to reporting date, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

(w) Employee benefits

(i) Wages, Salaries, Annual Leave and Sick Leave

Liabilities for employee benefits such as wages, salaries, annual leave, sick leave and other current employee entitlements represent present obligations resulting from employees’ services provided to reporting date, and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long Service Leave

Liabilities relating to long service leave are measured as the present value of estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Liabilities which are not expected to be settled within twelve months are discounted using market yields at the reporting date of high quality corporate bonds. In countries where there is no deep market for corporate bonds (such as Australia), the market yield on government bonds at the reporting date is used. The rates used reflect the terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement Benefit Obligations

(a) Defined Benefit Plans

The consolidated entity’s liability or asset in respect of defined benefit pension plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses), less the fair value of the pension plan’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(b) Defined Contribution Plans

Contributions by the Company or the consolidated entity to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(iv) Share-based Payments

The company maintains two Employee Share Schemes: the Employee Share Purchase Plan (‘ESPP’) and the Employee Share/Option Plan (‘ESOP’). Both schemes were introduced in 1985, and have been subsequently amended and approved by shareholders at Annual General Meetings.

A number of sub-plans exist under the ESPP, including the Employee Incentive Share Plan (“EISP”), the Senior Executive Retention Share Plan (“SERSP”) and the Senior Executive Retention Payment Plan (“SERPP”).

Where loans are made to assist in the purchase of shares under a sub-plan, they are treated as a reduction in equity and not recognised as a receivable. Repayments are recorded as contributions to share capital. Shares are held in trust until the loan is settled.

Share options granted before 7 November 2002 which have vested before 1 January 2005

No expense is recognised in respect of these options. The shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Share options granted after 7 November 2002 which have vested after 1 January 2005

The fair value of options granted is recognised as an employee benefit expense with a corresponding increase in the share-based payments reserve in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted is measured using the Black Scholes model. The amount recognised as an expense is adjusted to reflect the actual number of options that vest, except where forfeiture is due to market related conditions.

Upon exercise of the options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

(v) Profit Sharing and Bonus Plans

A liability and an expense is recognised for profit sharing and bonus plans, including benefits based on the future value of equity instruments and benefits under plans allowing the consolidated entity to settle in either cash or shares.

Entitlements under the Employee Bonus Payment Plan (‘EBPP’) are estimated and accrued at the end of the financial reporting period.

(x) Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of options are shown in equity as a deduction, net of tax, from the proceeds.

(y) Earnings per Share (EPS)

(i) Basic Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to members of the company for the reporting period, by the weighted average number of ordinary shares of the company for the reporting period, adjusted for any bonus issue.

(ii) Diluted Earnings per Share

Diluted EPS is calculated by adjusting the basic EPS for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with dilutive potential ordinary shares.

The diluted EPS weighted average number of shares includes the number of ordinary shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(z) Change in accounting policies – financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, as permitted on the first-time adoption of AIFRS. The effect of changes in the accounting policies for financial instruments on the balance sheet as at 1 July 2005 is shown below:

		CONSOLIDATED			AMCOR LIMITED
		30 June	Effect of	1 July	30 June	Effect of	1 July
	Note	2005	adoption	2005	2005	adoption	2005
		$m	$m	$m	$m	$m	$m
Current assets
Cash and cash equivalents		229.8	—	229.8	3.7	—	3.7
Trade and other receivables	(iii),(iv),(vii),(ix)	1,824.7	(120.8)	1,703.9	6,004.8	(43.7)	5,961.1
Inventories		1,440.1	—	1,440.1	—	—	—
Other financial assets	(iv),(vi),(vii),(viii)	—	109.6	109.6	—	1.7	1.7
Total current assets		3,494.6	(11.2)	3,483.4	6,008.5	(42.0)	5,966.5

Non-current assets
Investments accounted for using the equity method	(vi)	40.7	6.6	47.3	—	—	—
Other financial assets	(iv)	52.8	4.0	56.8	4,686.0	4.0	4,690.0
Property, plant and equipment		4,426.8	—	4,426.8	4.1	—	4.1
Deferred tax assets	(xi)	349.9	22.0	371.9	26.8	13.8	40.6
Intangible assets		1,998.0	—	1,998.0	10.5	—	10.5
Other non-current assets	(iii),(vi)	96.3	(12.0)	84.3	10.5	(8.4)	2.1
Total non-current assets		6,964.5	20.6	6,985.1	4,737.9	9.4	4,747.3

Total assets		10,459.1	9.4	10,468.5	10,746.4	(32.6)	10,713.8

Current liabilities
Trade and other payables	(ii),(ix)	1,996.0	9.2	2,005.2	35.9	(0.4)	35.5
Interest bearing liabilities	(iii)	887.2	(1.3)	885.9	3,849.6	(1.3)	3,848.3
Subordinated convertible securities	(i)	—	414.6	414.6	—	—	—
Other financial liabilities	(vii),(viii)	—	7.5	7.5	—	9.2	9.2
Current tax liabilities		82.5	—	82.5	13.2	—	13.2
Provisions	(ii)	289.3	(8.7)	280.6	2.1	—	2.1
Total current liabilities		3,255.0	421.3	3,676.3	3,900.8	7.5	3,908.3

Non-current liabilities
Trade and other payables	(vii),(viii)	31.6	5.6	37.2	—	—	—
Interest bearing liabilities	(iii),(v)	1,917.3	(10.2)	1,907.1	1,275.9	(7.9)	1,268.0
Subordinated convertible securities	(i)	301.1	215.2	516.3	301.1	—	301.1
Deferred tax liabilities	(xi)	517.3	(1.0)	516.3	62.6	0.2	62.8
Provisions		99.9	—	99.9	5.5	—	5.5
Retirement benefit obligations		358.9	—	358.9	58.8	—	58.8
Total non-current liabilities		3,226.1	209.6	3,435.7	1,703.9	(7.7)	1,696.2

Total liabilities		6,481.1	630.9	7,112.0	5,604.7	(0.2)	5,604.5

Net assets		3,978.0	(621.5)	3,356.5	5,141.7	(32.4)	5,109.3

Equity
Contributed equity	(i)	3,322.1	(596.6)	2,725.5	2,725.5	—	2,725.5
Reserves	(ix),(x)	(148.2)	(28.1)	(176.3)	4.4	(24.1)	(19.7)
Retained profits	(iii),(v),(vi)	726.1	3.2	729.3	2,411.8	(8.3)	2,403.5
Total equity attributable to equity holders of the parent		3,900.0	(621.5)	3,278.5	5,141.7	(32.4)	5,109.3
Minority interest		78.0	—	78.0	—	—	—

Total equity		3,978.0	(621.5)	3,356.5	5,141.7	(32.4)	5,109.3

The following financial assets and financial liabilities were designated at fair value through profit or loss from 1 July 2005. These financial assets and financial liabilities were previously measured at cost:

	CONSOLIDATED		AMCOR LIMITED
		Carrying		Carrying
	Fair value at 1	amount at 30	Fair value at 1	amount at 30
	July 2005	June 2005	July 2005	June 2005
	$m	$m	$m	$m

Financial assets:

Derivatives hedging employee share plan
• Equity share options	1.5	2.9	1.5	2.9
• Equity share swaps	3.8	4.1	3.8	4.1
	5.3	7.0	5.3	7.0
Financial liabilities:

Interest free loan	—	2.3	—	—

		Carrying		Carrying
	Fair value at	amount at 30	Fair value at	amount at 30
	1 July 2005	June 2005	1 July 2005	June 2005
	$m	$m	$m	$m
Non-current financial assets
Share investments	7.7	7.7	—	—
	7.7	7.7	—	—

The following transitional provisions have an effect on future periods:

•                  On initial recognition, certain financial assets and liabilities were measured at fair value through the income statement.

•                  The effectiveness of hedging relationships was assessed at 1 July 2005 and any ineffectiveness has been recognised in retained earnings. As provided under AASB 1, assessment of effectiveness at hedge inception has not been undertaken where the hedge was entered into before 1 July 2005.

The adjustments made at 1 July 2005 to restate the opening balance sheet to comply with AASB 132 and 139 include the following:

(i)                                     The Perpetual Amcor Convertible Reset Securities (PACRS) have been reclassified from issued capital of $596.6 million to current and non-current subordinated convertible securities of $414.6 million and $215.2 million respectively. The conversion discount of $32.1 million and other non-current asset transaction issue costs of $13.3 million have been set off against the carrying value of the PACRS at amortised cost. Over the life of the PACRS, these amounts will be reflected in the income statement using the effective interest method.

(ii)                                  The coupons on the PACRS from 1 July 2005 are recorded as a finance cost, rather than a distribution from retained earnings. Therefore, the accrual of the coupons results in an increase to current payables of $8.7 million and was offset by a decrease in current provisions of $8.7 million. The increase to finance costs for the 12 months to 30 June 2006 is $57.8 million.

(iii)                               For Amcor Limited, interest bearing liabilities have been measured at amortised cost which includes the netting of deferred finance costs previously recognised in assets. The following adjustments were made:

•                  current receivables decreased by $1.2 million;

•                  non-current other assets decreased by $8.4 million;

•                  current interest bearing liabilities decreased by $1.3 million;

•                  non-current interest bearing liabilities decreased by $7.9 million; and

•                  a decrease of $0.4 million to retained profits.

(iv)                              For Amcor Limited, financial instruments in relation to various employee equity share and option plans have been measured at fair value and have resulted in a decrease of $7.0 million in current receivables and an increase of $1.3 million and $4.0 million in other current and non-current financial assets.

(v)           The measurement of interest bearing liabilities at fair value resulted in a decrease in non-current interest bearing liabilities of $2.3 million and an increase in retained profits of $2.3 million.

(vi)          The equity method investment in Vision Grande was remeasured to reflect the consideration for the option to purchase shares. In addition, the 96 million options to acquire shares in Vision Grande, held at 1 July 2005 were recorded at their fair value. This resulted in an increase in the equity method investment of $6.6 million and an increase in other current financial assets of $29 million.

(vii)         Based on the maturity date of the instruments, certain financial instrument derivative amounts previously recognised in current receivables and current payables have been reclassified to increase other current financial assets by $78.2 million and increase other current financial liabilities by $5.0 million respectively.

(viii)        The recognition and measurement of all derivatives at fair value, resulting in:

•                  other current financial assets and liabilities of $1.1 million and $12.5 million, and

•                  non-current trade and other payables of $0.6 million.

(ix)           The transfer of deferred hedging gains and losses relating to interest rate risk on various interest bearing liabilities. These amounts were designated and accounted for as cash flow hedges. The effect of this adjustment is to:

•                  decrease current asset receivables by $35.5 million

•                  decrease current liability payables by $1.5 million, with

•                  the net decrease of $34.0 million recognised in reserves.

(x)            The deferral in equity of the effective portion of the fair value of derivatives designated and accounted for as a cash flow hedge of underlying forecast foreign exchange and commodity exposures. This resulted in a decrease of $4.4 million in reserves.

(xi)           The recognition of deferred tax assets of $22 million, a reduction in deferred tax liabilities of $1 million and an increase of $10.2 million in reserves in relation to the adjustments described above.

(aa) Rounding of amounts

The company is of the kind referred to in the Australian Securities and Investments Commission Class order 98/0100 dated 10 July 1998. In accordance with that Class Order, amounts in the Financial Report have been rounded nearest $100,000 or, where the amount is $50,000 or less, zero, unless specifically stated otherwise.

(ab) New accounting standards and UIG Interpretations

Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been published that are not mandatory for 30 June 2006 reporting periods. The consolidated entity’s assessment of these new standards and interpretations is set out below:

(i)                                     UIG 4 Determining Whether an Arrangement Contains a Lease

UIG 4 is applicable to annual periods beginning on or after 1 January 2006. The consolidated entity has not elected to adopt UIG 4 early. It will apply UIG 4 and the UIG 4 transition provisions in its 2007 financial statements. The consolidated entity will therefore apply UIG 4 on the basis of facts and circumstances that existed as of 1 July 2006. An assessment of the impact of UIG 4 is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact.

(ii)                                  AASB 2005-5 Amendments to Australian Accounting Standards [AASB 1, AASB 139]

AASB 2005-5 is applicable to annual periods beginning on or after 1 January 2006. The consolidated entity has not elected to adopt AASB 2005-5 early. The amendments provide transitional relief if UIG 4 and UIG 5 were early adopted and also provides for amendments to AASB 139 Financial Instruments: Recognition and Measurement as a consequence of UIG 4 and UIG 5.

(iii)                               UIG 5 Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

The consolidated entity does not have any material interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation is not expected to affect the consolidated entity’s financial statements.

(iv)                            AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 and AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after 1 January 2006. The amendments relate to the accounting for financial guarantee contracts. The consolidated entity has not elected to adopt the amendments early. It will apply the revised standards in its 30 June 2007 financial statements. Application of the revised rules may result in the recognition of financial liabilities in the financial statements of the parent entity under guarantees given pursuant to the deed of cross guarantee (refer Note 44) in respect of amounts payable by wholly-owned subsidiaries. The parent entity and the consolidated entity may also have to recognise a liability in relation to a guarantee given by a subsidiary in respect of a lease by a former subsidiary (refer Note 40). An assessment of the fair value of these guarantees is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact. The new rules will be implemented retrospectively with a restatement of comparatives as required by AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

(v)           AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The consolidated entity has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity’s financial statements.

(vi)                            UIG 6 Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment

UIG 6 is applicable to annual reporting periods beginning on or after 1 December 2006. The consolidated entity has not sold any electronic or electrical equipment on the European market and has not incurred any associated liabilities. This interpretation will not affect the consolidated entity’s financial statements.

(vii)                        UIG 7 Applying the Restatement Approach under AASB 129 Financial Reporting in Hyperinflationary Economies

UIG 7 is applicable to annual reporting periods beginning on or after 1 March 2006. The interpretation addresses the requirement in AASB 129 for financial statement to be stated in terms of the measuring unit current at the reporting date when they are reported in the currency of a hyperinflationary economy. This interpretation is not expected to affect the consolidated entity’s financial statements.

(viii)                    UIG 9 Reassessment of embedded derivatives

UIG 9 is applicable to annual reporting periods beginning on or after 1 June 2006. The interpretation clarifies that an entity is required to reassess whether an embedded derivative should be accounted for separately from the host contract only when there is a change in the terms of the contract that significantly modifies the cash flows otherwise required. The interpretation is not expected to have a material affect on the consolidated entity’s financial statements.

NOTE 2. FINANCIAL RISK MANAGEMENT

The company and the consolidated entity’s activities expose it to a variety of financial risks; market risk (including currency risk, equity securities price risk, commodity price risk, interest rate risk, employee share plan risk); credit risk and liquidity risk.

The company and the consolidated entity’s overall risk management program seeks to minimise potential adverse effects on the financial performance of the consolidated entity. The company and the consolidated entity negotiates appropriate commercial terms or uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by Amcor Treasury under policies approved by the Board of Directors. Amcor Treasury identifies, evaluates and hedges financial risks in close co-operation with the consolidated entity’s business groups. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

(a) Market risk

(i)                                  Currency risk

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the functional currency of the entity within the consolidated entity. The consolidated entity operates internationally and is exposed to foreign exchange risk arising from currency exposures mainly to the US dollar and Euro.

In relation to transactional foreign currency exposures, the company and the consolidated entity’s policy is to hedge all net forecast or actual foreign currency exposures greater than A$100,000, where exposures are measured as forecast or actual transactional cash flows in currencies other than the functional currency of the business.

Accounts payable and borrowings include amounts repayable in foreign currencies shown at their Australian dollar equivalents. All material foreign currency liabilities are hedged or matched by equivalent assets in the same currencies, such matching representing a natural hedge. Cross currency interest rate swaps allow the consolidated entity to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

(ii)                              Equity securities price risk

The company and the consolidated entity is exposed to equity securities price risk. This arises from investments held by the consolidated entity and classified on the balance sheet either as available-for-sale or at fair value through the income statement.

(iii)                          Commodity price risk

The company and the consolidated entity is exposed to commodity price risk, particularly for resin, and manages this by passing the risk contractually to customers to the maximum extent possible. In the case of aluminium, some hedging is undertaken based on customer instructions, and all related risks, benefits and costs are passed onto the customer.

(iv)                            Interest rate risk

The company and the consolidated entity is exposed to movements in interest rates under various debt facilities. By monitoring global interest rates and, where appropriate, hedging interest rate exposures or borrowing at fixed interest rates, the company is able to manage the consolidated entity’s interest rate risk.

The Group also manages its interest-rate risk by using floating-for-fixed interest rate swaps. Interest rate swaps and forward rate agreements allow the consolidated entity to swap floating rate borrowings into fixed rates and vice-versa.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

The company and the consolidated entity may also enter into interest rate options to reduce the impact of changes in interest rates on floating rate long-term debt. There were no interest rate options outstanding at year end (2005: Nil).

(v)                                Employee share plan risk

In relation to the cash settled variants of the Employee Options and Employee Bonus Payment Plan (‘EBPP’) schemes, the company and the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that offset the fluctuations in value of the employee benefit.

(b) Credit risk

The company and the consolidated entity has no significant concentrations of credit risk. In order to control any exposure which may result from non-performance by counterparties, financial assets, other than trade receivables, and hedging contracts are only entered into with a range of major banks with a minimum long term credit rating of A- by Standard & Poor’s. In addition, the Amcor Limited Board must approve these banks for use, and specific internal guidelines have been established with regard to limits, dealing and settlement procedures.

Financial Instruments

The maximum credit risk on financial assets of the consolidated entity, other than investments in shares, is generally the carrying amount of receivables, net of impairment losses.

The company and the consolidated entity minimises its concentrations of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. There is no material exposure to any individual customer.

Derivative Financial Instruments

The credit risk exposure arising from derivative financial instruments is the sum of all contracts with a positive replacement cost. For derivative financial instruments, the maximum credit exposure is the amount contracted to be received by the consolidated entity when settlement occurs.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Amcor Treasury aims at maintaining flexibility in funding by keeping committed credit lines available whilst maintaining minimum cash balances.

NOTE 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)                                  Critical accounting estimates and assumptions

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Management believes the following are the critical accounting policies and estimates used in the preparation of the AIFRS financial statements:

•                  The testing for impairment of assets;

•                  The testing for impairment of goodwill;

•                  Income tax related assumptions and estimates; and

•                  The calculation of annual pension costs and related assets and liabilities.

Impairment of assets

The determination of impairment for property, plant and equipment, goodwill and other intangible assets involves the use of estimates that include, but is not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in competitive positions, expectations of growth, increased cost of capital, current replacement costs, increases in cost of inputs, and other factors which may indicate impairment. An asset is considered impaired when the recoverable amount is less than the carrying value. Recoverable amount is determined as the higher of fair value less costs to sell and value-in-use. In calculating value-in-use, the cash flows include projections of cash inflows and outflows from continuing use of the asset and cash flows associated with disposal of the asset. The cash flows are estimated for the asset in its current condition. In assessing value-in-use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the risks specific to the asset or CGU. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values of assets (or groups of assets) requires management to make significant estimates and judgements concerning the identification of impairment indicators, earnings before interest and tax, growth rates, applicable discount rates, useful lives and residual values.

Refer Note 1(i) for further details regarding the accounting policy regarding ‘Impairment of assets’.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s assets for impairment. Varying results from this impairment analysis are possible due to the significant estimates and judgements involved.

Impairment of Goodwill

The consolidated entity tests, at least annually, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in Note 1(i) and (s) of the Financial Statements. The recoverable amounts of CGUs have been determined based on the higher of net selling price or value-in-use calculations. These calculations require the use of assumptions, including forecast earnings before interest and tax, growth rates and discount rates. Refer to Note 21 of the Financial Statements for details of these assumptions and the potential impact of changes to these assumptions.

The assumptions are management’s best estimates based on current and forecast market conditions. Changes in economic and operating conditions impacting these assumptions could result in additional impairment charges in future periods.

Management believes that this policy is critical to the financial statements, particularly when evaluating the consolidated entity’s goodwill for impairment. Varying results from this analysis are possible due to the significant estimates and judgements involved in the Company’s evaluations.

Income Taxes

The consolidated entity is subject to income taxes in Australia and foreign jurisdictions. Significant judgement is required in determining the world-wide provision for income taxes. There are many transactions and calculations relating to the ordinary course of business for which the ultimate tax determination is uncertain. The consolidated entity recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

In addition, deferred tax assets are recognised only to the extent it is probable that future taxable profits will be available against which the assets can be utilised. The consolidated entity’s assumptions regarding future realization may change due to future operating performance and other factors.

Retirement benefit obligations

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund’s assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on either national government bonds or corporate bonds (in countries where there is a deep market in high quality corporate bonds) with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Refer Note 1(w) to the financial statements for further details of the accounting policy relating to retirement benefit obligations. Refer Note 32 of the financial statements for details of the key assumptions used in determining the accounting for these plans. The following are the main categories of assumptions used:

•                  Discount rate;

•                  Rate of inflation;

•                  Expected return on plan assets;

•                  Future salary increases; and

•                  Medical cost trend rates (in the case of non-pension health plans).

The assumptions made have a significant impact on the calculations and any adjustments arising therefrom.

If the discount rate were to differ by 10% from management’s estimates, the carrying amount of pension obligations would be an estimated $68.8 million lower or $80.0 million higher. In addition, a one-half percentage point change in the actuarial assumption regarding the expected return on plan assets would result in a change of approximately $3.3 million in pre-tax pension expense for the year ended 30 June 2006. In addition, changes in external factors, including fair values of plan assets could result in possible future changes to the amount of the pension obligations recognised in the balance sheet.

NOTE 4. SEGMENT INFORMATION

Business segments are the primary reporting segments, as these reflect the consolidated entity’s management reporting system. The secondary reporting segments have been classified based on the geographical location of the consolidated entity’s business segments.

(a) Description of segments

Business segments

The consolidated entity is organised on a global basis into the following business segments by product type:

Amcor PET

Polyethylene Triphthalate (PET) packaging for a broad range of predominantly beverage & food products, including carbonated soft drinks, water, juices, sports drinks, milk-based beverages, spirits and beer, sauces, dressings, spreads and personal care items and plastic caps for a wide variety of applications.

Amcor Australasia

Corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Amcor Flexibles

Flexible and film packaging in the food and beverage and pharmaceutical sectors, including confectionery, coffee, fresh food and dairy, as well as high value-added medical applications. Specialty folding cartons for tobacco, confectionery and cosmetics.

Amcor Sunclipse

The distribution unit purchases, warehouses, sells and delivers a wide variety of products. The business also manufactures corrugated and other mostly fibre based specialty product packaging including ‘point of sale’ displays.

Amcor Asia

Tobacco carton packaging; flexible plastic packaging for the food and industrial markets.

Geographic segments

Although the consolidated entity’s operations are managed on a global basis, they operate in five main geographical areas:

Australia and New Zealand

Comprises operations carried on in Australia and New Zealand which are largely managed together. The areas of operations are principally corrugated boxes, cartons, folding cartons; steel and aluminium cans for foods, beverages and household products; flexible packaging; PET plastic jars and bottles; plastic and metal closures; glass wine bottles; multiwall sacks; cartonboard; paper and paper recycling.

Europe

Comprises operations carried on in the United Kingdom, Germany, France, Spain, Netherlands, Belgium, Italy, Sweden, Norway, Finland, Ireland, Russia, Poland, Hungary, Czech Republic, Denmark, Ukraine, Switzerland, Portugal and Morocco. The Flexibles and PET businesses operate manufacturing facilities in these countries.

North America

Comprises operations carried on in the United States of America and Canada. The PET, Sunclipse and Flexibles businesses operate manufacturing or distribution facilities in these countries.

Latin America

Comprises operations carried on in Brazil, Argentina, Venezuela, Colombia, Peru, Ecuador, Mexico, Honduras, El Salvador and Puerto Rico. The PET and Flexibles businesses operate manufacturing facilities in these countries. Sunclipse distributes products in Mexico.

Asia

Comprises operations carried out in Malaysia, China, Indonesia, India, Singapore and Philippines. The PET and Asian business operate manufacturing facilities in these countries.

(b) Notes to and forming part of the segment information

(i) Accounting Policies

Segment information is prepared in conformity with the accounting policies of the consolidated entity as disclosed in Note 1 and accounting standard AASB 114 Segment Reporting.

The primary reporting segments have been classified based on the consolidated entity’s businesses. The secondary segments have been classified based on the geographical location of the consolidated entity’s business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment assets and liabilities do not include income taxes.

Segment result is profit before unallocated finance costs and income tax.

Net finance costs include financial income of $22.4 million (2005: $20.9 million).

Unallocated items mainly comprise interest-bearing loans and borrowings.

(ii) Changes in Segment Accounting Policy

During the year ended 30 June 2006, a detailed review of the corporate costs of the consolidated entity was undertaken, and it was identified that $33.4 million (2005 restated: $33.1 million) of the total $76.0 million (2005: $85.4 million) are directly attributable to the results of the operating segments and, as such, have been allocated based on relevant cost and service drivers.

(iii) Changes in Reported Segments

On 1 July 2005, the consolidated entity changed the identification of its segments to combine the previously reported ‘Rentsch and Closures’ segment with Amcor Flexibles. This change in segments was as a result of changes in the management structure and reporting to the CEO, increasingly common infrastructure shared by the business, including co-location, resourcing and similar technologies. On 1 June 2006, the consolidated entity disposed of the White Cap Metal Closures business for $333 million. This disposal has been treated as a discontinued operation and as such the Flexibles segment for 30 June 2006 reporting purposes only includes the previously reported Flexibles and Rentsch business segments. Prior periods have been restated to reflect these changes.

On 28 February 2006, the consolidated entity disposed of the Asian Corrugated, Closures and Sacks businesses for $12.9 million . This disposal has been treated as a discontinued operation and as such has been excluded from the Asian business segment for 30 June 2006 reporting purposes. Prior periods have been restated to reflect this change.

(vi)                            Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are generally priced on an “arm’s length” basis and eliminated on consolidation.

(vii)  External revenue by product

The following table provides a split of external revenue by significant product type:

		Flexible	Fibre/Paper
	PET	and Film	Based	Metal	Tobacco		Discontinued
	Packaging	Packaging	Packaging	Packaging	Cartons	Glass	Operations	Other	Consolidated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
2005/06	4,048.9	2,390.2	1,707.6	620.5	566.8	111.8	397.4	1,596.1	11,439.3
2004/05	3,696.4	2,409.3	1,710.2	582.0	516.1	97.4	453.5	1,634.7	11,099.6

(c) Business segments

	Amcor PET		Amcor Australasia		Amcor Flexibles		Amcor Sunclipse		Amcor Asia
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment revenue

Revenue from external customers	4,048.9	3,696.4	2,557.7	2,566.3	2,965.6	2,960.5	1,287.7	1,214.7	173.4	182.8
Inter-segment revenue	—	—	3.2	5.4	13.0	10.7	4.4	4.0	1.1	(0.6)
Total sales revenue	4,048.9	3,696.4	2,560.9	2,571.7	2,978.6	2,971.2	1,292.1	1,218.7	174.5	182.2
Share of net profits of associates	—	—	—	—	—	—	—	—	9.8	1.8
Other revenue	29.9	29.8	12.7	14.5	20.1	18.5	0.6	7.0	99.4	1.1

Total Segment Revenue	4,078.8	3,726.2	2,573.6	2,586.2	2,998.7	2,989.7	1,292.7	1,225.7	283.7	185.1

Segment result

Profit before depreciation, amortisation, interest, related income tax expense and significant items	451.6	457.3	384.2	431.1	289.6	291.4	78.4	67.3	36.7	31.7

Depreciation & amortisation	206.6	197.5	121.8	115.3	101.2	101.0	13.3	12.6	6.9	8.6

Profit before interest, related income tax expense and significant items	245.0	259.8	262.4	315.8	188.4	190.4	65.1	54.7	29.8	23.1

Net finance costs

Profit from ordinary activities before related income tax and significant items

Significant items before related income tax expense	(22.5)	(107.3)	—	(108.7)	(71.9)	(57.4)	—	—	93.8	(9.6)

Profit before related income tax expense

Income tax expense

Profit for the financial year

	Other		Total continuing operations		Discontinued operations		Unallocated / Inter segment eliminations		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment revenue

Revenue from external customers	8.6	25.4	11,041.9	10,646.1	397.4	453.5	—	—	11,439.3	11,099.6
Inter-segment revenue	—	—	21.7	19.5	3.9	8.1	(25.6)	(27.6)	—	—
Total sales revenue	8.6	25.4	11,063.6	10,665.6	401.3	461.6	(25.6)	(27.6)	11,439.3	11,099.6
Share of net profits of associates	—	—	9.8	1.8	—	—	—	—	9.8	1.8
Other revenue	13.5	(0.7)	176.2	70.2	7.5	13.0	—	—	183.7	83.2

Total Segment Revenue	22.1	24.7	11,249.6	10,737.6	408.8	474.6	(25.6)	(27.6)	11,632.8	11,184.6

Segment result

Profit before depreciation, amortisation, interest, related income tax expense and significant items	(40.6)	(48.0)	1,199.9	1,230.8	49.2	52.8	—	—	1,249.1	1,283.6

Depreciation & amortisation	2.0	4.3	451.8	439.3	21.6	22.5	—	—	473.4	461.8

Profit before interest, related income tax expense and significant items	(42.6)	(52.3)	748.1	791.5	27.6	30.3	—	—	775.7	821.8

Net finance costs			(242.2)	(160.7)	(4.4)	(5.7)			(246.6)	(166.4)

Profit from ordinary activities before related income tax and significant items									529.1	655.4

Significant items before related income tax expense	(0.4)	(6.1)	(1.0)	(289.1)	(63.1)	(35.3)	—	—	(64.1)	(324.4)

Profit before related income tax expense									465.0	331.0

Income tax expense			(92.3)	(72.4)	6.5	(0.2)			(85.8)	(72.6)

Profit for the financial year									379.2	258.4

	Amcor PET		Amcor Australasia		Amcor Flexibles		Amcor Sunclipse		Amcor Asia
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment assets	3,853.4	3,786.0	2,552.4	2,556.2	2,312.3	2,412.0	548.5	517.7	409.8	285.8

Segment liabilities	(974.2)	(955.4)	(536.2)	(520.3)	(889.6)	(793.2)	(144.8)	(133.2)	(33.3)	(44.1)

Unallocated corporate borrowings

Total liabilities

Investments in associates accounted for using the equity method	—	—	—	—	—	—	—	—	283.1	40.7

Acquisition of property, plant and equipment, intangibles and other non-current segment assets	231.5	225.3	123.2	189.4	107.4	205.9	15.2	23.2	64.1	42.8

Impairment losses - inventories (Note 6)	0.8	2.9	8.4	7.8	3.1	12.2	—	0.5	1.8	1.0

Impairment losses - trade receivables (Note 6)	2.9	5.9	(1.9)	3.1	(6.1)	3.2	3.4	3.6	1.0	0.3

Reversal of previous impairment losses (Note 6)	—	(2.7)	(7.1)	—	—	—	—	—	—	—

Other non-cash expenses	76.4	30.4	55.6	52.6	60.1	33.5	(0.4)	(1.7)	1.4	1.0

	Other		Total continuing operations		Discontinued operations		Unallocated/ Inter segment eliminations		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Segment assets	98.1	5.8	9,774.5	9,563.5	—	582.1	(9.6)	(36.3)	9,764.9	10,109.3

Segment liabilities	(179.7)	(222.1)	(2,757.8)	(2,668.3)	—	(143.7)	9.6	36.3	(2,748.2)	(2,775.7)

Unallocated corporate borrowings									(3,239.6)	(3,105.7)

Total liabilities									(5,987.8)	(5,881.4)

Investments in associates accounted for using the equity method	—	—	283.1	40.7	—	—	—	—	283.1	40.7

Acquisition of property, plant and equipment, intangibles and other non-current segment assets	1.8	0.2	543.2	686.8	10.0	6.1	—	—	553.2	692.9

Impairment losses - inventories (Note 6)	—	—	14.1	24.4	3.7	2.4	—	—	17.8	26.8

Impairment losses - trade receivables (Note 6)	4.7	(1.9)	4.0	14.2	—	—	—	—	4.0	14.2

Reversal of previous impairment losses (Note 6)	—	—	(7.1)	(2.7)	—	—	—	—	(7.1)	(2.7)

Other non-cash expenses	(35.3)	76.6	157.8	192.4	10.3	7.3	—	—	168.1	199.7

(d) Geographic segments

	Australia and New Zealand		Europe		North America		Latin America		Asia		Consolidated
For the year ended 30 June	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Total external segment revenue	2,557.7	2,566.3	3,448.3	3,547.5	3,806.4	3,425.9	1,024.5	895.7	205.0	210.7	11,041.9	10,646.1

Segment assets	2,178.4	2,518.0	3,344.7	2,562.0	2,781.3	3,104.7	1,011.2	1,004.5	449.3	338.0	9,764.9	9,527.2

Acquisition of property, plant and equipment, intangibles and investments in associates	125.0	189.6	140.0	225.0	133.3	180.1	80.8	49.3	64.1	42.8	543.2	686.8

The geographic segments has been prepared for continuing operations only.

NOTE 5. REVENUE, OTHER INCOME AND FINANCIAL INCOME

	CONSOLIDATED		AMCOR LIMITED		Number
	2006	2005	2006	2005
	$m	$m	$m	$m

Revenue from continuing operations

Sales Revenue
Revenue from sale of goods	11,041.9	10,646.1	—	—	1

Other income

Dividend received/receivable
• Controlled entities	—	—	18.9	40.6
• Other	0.4	0.6	—	—	2

	0.4	0.6	18.9	40.6

Sub-lease rentals	4.8	3.8	—	—	3
Net profit on disposal of property, plant and equipment	4.0	8.4	—	0.1	4
Net profit on disposal of businesses	0.4	3.8	—	—	5
Net foreign exchange gains	4.1	4.5	—	324.1	6
Fair value gains on other financial assets designated at fair value through income statement	11.4	—	10.2	—	7
Government grants	1.9	1.7	—	—	8
Other	52.4	47.4	1.6	1.5	9

Significant Items
Fair value gains on derivatives related to Vision Grande acquisition	32.0	—	—	—	10
Gain arising from associate’s equity issue - Vision Grande	12.5	—	—	—
Net profit on disposal of controlled entities to Vision Grande	52.3	—	—	—

Total other income	176.2	70.2	30.7	366.3

Financial income

Interest received/receivable

• Controlled entities	—	—	359.2	320.5

• Other	21.7	20.4	1.7	2.6

Total financial income	21.7	20.4	360.9	323.1

(a) Discontinued operations

For details of revenue and other income related to discontinued operations during the year ended 30 June 2006, refer Note 12.

NOTE 6. EXPENSES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Profit before related income tax includes the following specific expenses:

Depreciation
• of property, plant and equipment - refer Note 1(r)	422.4	416.7	0.6	0.6
Amortisation:
• of leased assets- refer Note 1(r)	9.4	7.7	—	—
• of other intangibles	20.0	14.9	0.8	0.5
	451.8	439.3	1.4	1.1
Financial expenses
Interest paid/payable:
• Controlled entities	—	—	181.3	125.3
• Finance charges on leased assets	3.3	4.0	—	—
• Other	254.9	172.9	104.9	91.0
Amount capitalised - refer Note 1(u)	(2.1)	(3.7)	—	—
	256.1	173.2	286.2	216.3
Borrowing costs	7.8	7.9	0.7	0.8
Total financial expenses	263.9	181.1	286.9	217.1

Impairment of trade receivables	4.0	14.2	—	—
Provisions:
• Employee entitlements and directors’ retiring allowances	65.8	69.7	1.6	1.6
• Write-downs of inventories	14.1	24.4	—	—
• Insurance/workers’ compensation and other claims	34.8	43.1	—	—
• Onerous contracts	27.2	12.8	—	—
• Decommissioning Expenses	5.6	2.1	1.5	0.3
• Restructuring	82.3	70.0	—	—
Employee benefits expense:
• Wages and salaries	1,813.1	1,643.4	24.1	19.8
• Workers’ compensation and other oncosts	162.9	91.6	—	—
• Superannuation costs - defined benefit plans	41.8	46.8	1.5	0.3
• Superannuation costs - accumulation funds	45.6	54.5	—	—
• Other employment benefits expense	15.2	3.2	4.0	3.1
• Share based payments expense	2.8	4.4	2.8	4.4
Total employee benefits expense	2,081.4	1,843.9	32.4	27.6
Rental expense relating to operating leases
• Minimum lease payments	100.6	124.7	1.0	1.0
• Contingent rentals	8.6	—	—	—
Total rental expense relating to operating leases	109.2	124.7	1.0	1.0
Asset impairment reversal - refer Note 1(r)	(7.1)	(2.7)	—	—
Asset Impairments	66.8	227.0	—	—
Goodwill impairment	—	6.3	—	—
Net loss on sale of receivables	4.3	3.0	—	—
Research	37.0	39.7	0.1	0.3
Foreign exchange losses (refer note 5 for net gains)
• Net foreign exchange losses	—	—	237.8	—

NOTE 7. SIGNIFICANT ITEMS - INCOME / (EXPENSE)

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Significant items before related income tax expense
Income
Fair value gains on derivatives related to Vision Grande acquisition	32.0	—	—	—
Gain arising from associate’s equity issue - Vision Grande (1)	12.5	—	—	—
Net profit on disposal of controlled entities to Vision Grande (2)	52.3	—	—	—
	96.8	—	—	—
Expense
PET business integration and restructure	(10.1)	(51.8)	—	—
Flexibles market sector rationalisation	(53.7)	(34.2)	—	—
Disposal of Asian corrugated, sacks and closures businesses	(7.2)	—	—	—
Closures business restructure and loss on disposal	(18.6)	—	2.8	—
Asset impairments	(66.8)	(238.4)	—	—
Onerous leases and curtailment of pension funds	(4.5)	—	—	—
	(160.9)	(324.4)	2.8	—

Significant items before related income tax expense	(64.1)	(324.4)	2.8	—

Related income tax (expense)/benefit on significant items (where applicable)
Income tax benefit on PET business integration and restructure	1.5	14.8	—	—
Income tax benefit on Flexibles market sector rationalisation	14.8	9.5	—	—
Closures business restructure and loss on disposal	3.6	—	—	—
Income tax benefit on asset impairments	3.4	34.3	—	—
Income tax benefit on onerous leases and curtailment of pension funds	2.0	—	—	—
Income tax benefit on significant items	25.3	58.6	—	—

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE	(38.8)	(265.8)	2.8	—

Significant Items attributable to:
Members of Amcor Limited	(54.6)	(265.8)	2.8	—
Minority Interest	15.8	—	—	—

	(38.8)	(265.8)	2.8	—

Significant items before related income tax expense:
Continuing Operations	(1.0)	(289.1)	—	—
Discontinued Operations	(63.1)	(35.3)	2.8	—
	(64.1)	(324.4)	2.8	—
Related income tax (expense)/benefit on significant items:
Continuing Operations	16.0	54.1	—	—
Discontinued Operations	9.3	4.5	—	—
	25.3	58.6	—	—

SIGNIFICANT ITEMS AFTER RELATED INCOME TAX EXPENSE
Continuing Operations	15.0	(235.0)	—	—
Discontinued Operations	(53.8)	(30.8)	—	—
	(38.8)	(265.8)	2.8	—

(1) The amount represents the increase in Amcor’s share of the associate’s net worth, as a result of an equity issue by the associate.

(2) During the year, the Group’s China based tobacco packaging plants were sold to an associate – Vision Grande

DETAILS OF CONSOLIDATED SIGNIFICANT ITEMS BEFORE INCOME TAX

2006

	Restructuring					Disposal of
		Plant		Pension	Impairment	controlled	Other
	Redundancy	Closure	Onerous Lease	Curtailment	of Assets	entities	(1)	Total
	$m	$m	$m	$m	$m	$m	$m	$m

PET	(4.0)	(6.1)	(6.0)	1.9	(8.3)	—	—	(22.5)
Flexibles	(3.0)	(47.9)	—	—	(18.2)	—	(2.8)	(71.9)
Closures	(5.4)	—	—	—	(15.5)	(13.1)		(34.0)
Asia	(0.5)	—	—	—	(24.8)	45.5	44.5	64.7
Corporate	—	—	(1.8)	1.4	—	—	—	(0.4)
Total	(12.9)	(54.0)	(7.8)	3.3	(66.8)	32.4	41.7	(64.1)

(1)          Comprises fair value gains on derivatives related to the Vision Grande acquisition ($32 million) and gains arising from Vision Grande’s equity issue ($12.5 million)

2005

	Restructuring				(1)
		Plant		Goodwill	Impairment
	Redundancy	Closure	Onerous Lease	Impairment	of Assets	Total
	$m	$m	$m	$m	$m	$m
PET	(20.7)	(19.1)	(12.0)	(5.6)	(49.9)	(107.3)
Australasia	—	—	—	—	(108.7)	(108.7)
Flexibles	(27.7)	(6.5)	—	—	(23.2)	(57.4)
Asia	—	—	—	(0.7)	(44.2)	(44.9)
Corporate	—	—	—	—	(6.1)	(6.1)
Total	(48.4)	(25.6)	(12.0)	(6.3)	(232.1)	(324.4)

(1)          Comprises $7.3m related to inventory, $1.1m related to other intangibles, $0.4 related to other non current assets and the balance relates to property plant & equipment reflecting the reassessment of carrying values in a number of operating units.

NOTE 8. REVISION OF ESTIMATES

Revision of Useful Lives of Property, Plant and Equipment

During the year ended 30 June 2006, the useful lives of certain items of plant and equipment were re-assessed. The financial effect of this re-assessment, assuming the assets are held until the end of their estimated useful lives, is to decrease consolidated depreciation expense in the current year and for the next four years, by the following amounts:

	Consolidated	Amcor Limited
	$m	$m

2006	10.8	—
2007	10.8	—
2008	10.8	—
2009	10.8	—
2010	10.8	—

NOTE 9. INCOME TAX EXPENSE

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Income tax expense

Current tax expense	(92.6)	(91.4)	42.3	26.6
Adjustments relating to current tax expense of prior periods	0.3	8.6	6.4	8.1
Benefit arising from a previously unrecognised tax loss, tax credit or temporary difference of a prior period used to reduce current tax expense	12.3	11.1	—	—
Total current tax expense	(80.0)	(71.7)	48.7	34.7

Deferred tax expense relating to the origination and reversal of temporary differences	(5.8)	(0.9)	57.3	(95.0)

Total deferred tax expense	(5.8)	(0.9)	57.3	(95.0)

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)	106.0	(60.3)

Income tax expense is attributable to:
Profit from continuing operations	(92.3)	(72.4)	106.0	(60.3)
Profit from discontinued operations	6.5	(0.2)	—	—

TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)	106.0	(60.3)

Deferred income tax revenue (expense) included in income tax expense comprises:
(Decrease) increase in deferred tax assets (Note 20)	48.6	(33.0)	54.2	(95.2)
Decrease (increase) in deferred tax liabilities (Note 31)	(54.4)	32.1	3.1	0.2
	(5.8)	(0.9)	57.3	(95.0)

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(b) Numerical reconciliation of income tax expense to prima facie tax payable

Profit from continuing operations	508.9	350.0	(180.3)	431.8
Loss from discontinued operations	(43.9)	(19.0)	—	—
Profit before related income tax expense	465.0	331.0	(180.3)	431.8
Tax at the Australian tax rate of 30% (2005 - 30%)	(139.5)	(99.3)	54.1	(129.5)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Net operating items non-deductible/non-assessable for tax	(10.3)	(21.2)	(12.3)	(13.3)
Goodwill tax adjustments	1.7	(2.1)	—	—
Net significant items non-deductible/non-assessable for tax	(10.4)	(30.6)	0.8	—
Tax rebate on dividends from investments	—	—	5.7	12.2
Capital structures	60.3	57.3	—	—
Tax losses, tax credits and temporary differences not recognised for book in prior years now recouped	12.3	11.1	—	—
Income tax benefit related to tax losses of the wholly-owned subsidiaries in the tax-consolidated group	—	—	51.3	66.8
	(85.9)	(84.8)	99.6	(63.8)
(Under)/over provision in prior year	11.9	8.6	6.4	3.5
Foreign tax rate differential	(11.8)	3.6	—	—
TOTAL INCOME TAX (EXPENSE) / BENEFIT	(85.8)	(72.6)	106.0	(60.3)

(c) Amounts recognised directly in equity

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity

Net deferred tax - debited/(credited) directly to equity (Note 20 and 31)	(12.2)	(11.0)	(1.4)	4.4
	(12.2)	(11.0)	(1.4)	4.4

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(d) Tax losses

Unused tax losses for which no deferred tax asset has been recognised	635.2	658.2	—	—
Potential tax benefit at applicable tax rates	211.3	220.0	—	—

Unused tax losses have been incurred by entities in foreign jurisdictions

	Net	Gross
Expiration Date	Amount	Amount
	$m	$m

30 June 2007	10.4	30.6
30 June 2008	8.8	25.4
30 June 2009	10.1	31.9
30 June 2010	9.7	30.5
30 June 2011	10.2	29.2
30 June 2012	8.7	25.4
30 June 2013	10.4	30.8
30 June 2014	11.4	35.2
30 June 2015	5.6	15.9
30 June 2016	6.2	17.8
30 June 2017	5.4	15.5
30 June 2018	5.4	15.5
30 June 2019	5.4	15.5
30 June 2020	5.4	15.5
30 June 2021	1.2	3.5
Indefinite life	97.0	297.0

Total	211.3	635.2

(e) Unrecognised temporary differences

A deferred tax liability has not been recognised in respect of temporary differences arising as a result of the translation of the financial statements of the consolidated entity’s investments in subsidiaries and associates.  The deferred tax liability will only arise in the event of disposal of the subsidiary or associate, and no such disposal is expected in the foreseeable future.

Unremitted earnings of Amcor’s international operations are considered to be re-invested indefinitely and relate to the ongoing operations. Upon distribution of any earnings in the form of dividends or otherwise Amcor may be subject to withholding taxes payable to various foreign countries; however such amounts are not considered to be significant. As Amcor controls when the deferred tax liability will be incurred and is satisfied that it will not be incurred in the foreseeable future, the deferred tax liability has not been recognised.

NOTE 10. AUDITORS’ REMUNERATION

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$000’s	$000’s	$000’s	$000’s

Audit services:
KPMG Australian firm:
Audit and review of financial reports	3,062	2,883	1,884	1,765
Overseas KPMG firms:
Audit and review of financial reports	5,209	6,268	—
Other regulatory audit services	2,655	2,290	—	—
Total remuneration for audit services	10,926	11,441	1,884	1,765
Other services:
KPMG Australian firm:
Taxation services	400	299	400	299
Other assurance services	515	380	515	340
Overseas KPMG firms:
Taxation services	728	486	—	—
Other assurance services	46	135	—	—
Total remuneration for other services	1,689	1,300	915	639
TOTAL AUDITORS’ REMUNERATION (1)	12,615	12,741	2,799	2,404

(1) Audit fees for the consolidated entity for 2006 include amounts associated with the audit of transition to AIFRS of $285,000 (2005: $1,560,000). Audit fees for the parent entity for 2006 include amounts associated with the audit of transition to AIFRS of $214,000 (2005:$260,000).

NOTE 11. EARNINGS PER SHARE

	June 2006	June 2005
	cents	cents

Basic earnings per share

From continuing operations attributable to the ordinary equity holders of the company	44.4	24.2
From discontinued operations	(4.5)	(2.2)
Attributable to the ordinary equity holders of the company	39.9	22.0

Diluted earnings per share

From continuing operations attributable to the ordinary equity holders of the company	43.2	24.1
From discontinued operations	(3.8)	(2.2)
Attributable to the ordinary equity holders of the company	39.4	21.9

(a) Reconciliation of earnings used in calculating earnings per share

	$m	$m

Basic earnings per share
Profit from continuing operations	416.6	277.6
Profit from continuing operations attributable to minority interests	(26.2)	(13.1)
After tax effect of interest on convertible securities	—	(52.3)
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2

Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating basic earnings per share	351.3	192.7

Diluted earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating basic earnings per share	390.4	212.2
Interest savings on convertible securities	48.1	—

Profit from continuing operations attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	438.5	212.2

Loss from discontinued operations	(39.1)	(19.5)
Profit attributable to the ordinary equity holders of the company used in calculating diluted earnings per share	399.4	192.7

(b) Weighted average number of shares used as denominator

	millions	millions

Weighted average number of ordinary shares - for basic EPS	879.7	879.0
Effect of employee options	0.1	0.1
Effect of partly-paid shares	0.3	1.1
Effect of convertible securities	134.0	—
Weighted average number of ordinary shares and potential ordinary shares - for diluted EPS	1,014.1	880.2

(c) Information concerning classification of securities

The following securities have been classified as ordinary shares and included in the calculation of basic earnings per share:

•                  ordinary shares.

The following securities have been classified as potential ordinary shares and included in diluted earnings per share as at 30 June 2006:

•                  ordinary shares

•                  partly paid shares

•                  employee options

•                  convertible securities

(d) Details of securities

(i) Partly paid ordinary shares

Partly paid ordinary shares do not carry the right to participate in dividends in proportion to the amount paid relative to the total issue price and have not been recognised in ordinary share equivalents in the determination of basic earnings per share. Amounts uncalled on partly paid shares and calls in arrears are treated as the equivalent of options to acquire ordinary shares and are included as potential ordinary shares in the determination of diluted earnings per share.

(ii) Options

Options granted to employees under the Amcor Limited employee share/option plans are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 48.

(iii) Convertible notes

Convertible notes issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. Details relating to the convertible notes are set out in Notes 25 and 30.

NOTE 12. DISCONTINUED OPERATIONS

(a) Description of events

On 23 February 2006, a controlled entity announced the disposal of its White Cap Metal Closures business for $333 million with effect from 1 June 2006.

On 23 February 2006, a controlled entity announced the disposal of the Asian Corrugated business for $12.9 million with effect from 28 February 2006.

Financial information related to these discontinued operations for the period to the date of disposal is set out below. Further information is also provided in Note 4 – segment information.

The parent entity, Amcor Limited, did not have any discontinued operations during the financial years ended 30 June 2006 or 30 June 2005.

(b) Financial performance and cash flow information

	TOTAL	TOTAL
	DISCONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS
	2006	2005
	$m	$m
The financial performance and cash flow information for the period until disposal and the year ended 30 June 2005 is presented below:

Revenue (refer Note 4) (1)	404.9	466.5
Expenses	(429.4)	(485.5)
Loss before related income tax (expense)/benefit	(24.5)	(19.0)
Income tax (expense)/benefit	5.1	(0.2)

Loss after related income tax (expense)/benefit of discontinued operations	(19.4)	(19.2)

Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—

Loss on sale after related income tax benefit	(18.0)	—

LOSS FROM DISCONTINUED OPERATIONS	(37.4)	(19.2)

Net cash from operating activities	18.1	14.8
Net cash from investing activities(2006 includes an inflow of $297.5 from the sale of discontinued operations)	289.7	(21.0)
Net cash from financing activities	(34.2)	13.9

NET INCREASE IN CASH GENERATED	273.6	7.7

(c) Carrying amounts of assets and liabilites

The carrying amounts of assets and liabilities as at the date of disposal and as at 30 June 2005 were:

Intangible assets	189.4	172.3
Deferred tax assets	16.4	5.9
Property, plant and equipment	141.3	180.5
Trade and other receivables	152.3	144.5
Inventories	98.4	87.7
Cash and cash equivalents	11.1	20.5
Other	4.5	89.5

Total assets	613.4	700.9

Retirement benefit obligations	45.4	33.4
Provisions	27.8	19.4
Deferred tax liabilities	10.0	9.7
Interest bearing liabilities	49.8	151.0
Trade and other payables	110.6	87.2
Current tax liabilities	—	3.6
Other	2.0	4.1

Total liabilities	245.6	308.4
Net assets	367.8	392.5

(1)          As inter-segment revenue is eliminated for the consolidated results, revenue from discontinued operations shown above is inclusive of revenue from external customers and other revenue only.

(d) Details of the sale of operations

	TOTAL	TOTAL
	DISCONTINUED	DISCONTINUED
	OPERATIONS	OPERATIONS
	2006	2005
	$m	$m
Consideration received or receivable:
Cash and short-term deposits	308.6	—
Present value of deferred sales proceeds	37.3	—

Total disposal consideration	345.9	—
less carrying amounts of net assets disposed of	(367.8)	—
less share of exchange fluctuation reserve	2.5	—

Loss on sale before related income tax benefit	(19.4)	—
Income tax benefit	1.4	—

Loss on sale after related income tax benefit	(18.0)	—

Net cash inflow on disposal
Cash and cash equivalents consideration	308.6	—
less cash and cash equivalents balance disposed of	(11.1)	—

Reported in the cash flow statement	297.5	—

NOTE 13. CURRENT ASSETS - CASH AND CASH EQUIVALENTS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Cash on hand and at bank	81.2	198.8	—	3.7
Short-term deposits	17.3	19.0	—	—
Deposits at call	15.4	12.0	—	—

TOTAL CASH AND CASH EQUIVALENTS	113.9	229.8	—	3.7

The carrying amount of cash and cash equivalents represents their fair value.  The weighted average interest rate for cash assets is 2.3% (2005: 1.54%).

NOTE 14. CURRENT ASSETS - TRADE AND OTHER RECEIVABLES

Trade receivables (i)	1,411.5	1,519.4	1.1	0.9
Less impairment losses	(45.3)	(49.7)	—	—
	1,366.2	1,469.7	1.1	0.9
Amounts owing by controlled entities	—	—	6,517.0	5,960.4
Other receivables (ii)	239.1	137.7	1.1	5.9
Other loans	22.4	100.4	—	—
Prepayments	64.2	116.9	0.1	37.6

TOTAL CURRENT TRADE AND OTHER RECEIVABLES(iii)	1,691.9	1,824.7	6,519.3	6,004.8

(i)   Impaired trade receivables

The consolidated entity has recognised a loss of $4.0 million (2005: $14.2 million) in respect of impaired trade receivables during the financial year ended 30 June 2006. The loss has been included in ‘general andadministration’ expenses in the income statement.

(ii)  Other receivables

These amounts generally arise from transactions outside the usual operating activities of the consolidated entity. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

(iii) Credit risk

Information concerning credit risk of both current and non-current receivables is set out in Note 2.

NOTE 15. CURRENT ASSETS - INVENTORIES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Raw materials and stores at cost	449.6	455.3	—	—
Raw materials at net realisable value	46.7	118.9	—	—
Work in progress at cost	133.6	86.1	—	—
Work in progress at net realisable value	4.9	49.4	—	—
Finished goods at cost	650.4	543.5	—	—
Finished goods at net realisable value	95.1	186.9	—	—

TOTAL INVENTORIES	1,380.3	1,440.1	—	—

Write-downs of inventories to net realisable value recognised as an expense during the financial year ended 30 June 2006 amounted to $14.1 million (2005: $24.4 million). The expense has been included in ‘cost of sales’ expenses in the income statement. One of the entities of the group has pledged inventory to the value of $1.8 million (2005 $2.6 million) for a working capital loan from a local bank.

NOTE 16. CURRENT ASSETS - OTHER FINANCIAL ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Derivative financial instruments - held for trading
Forward exchange contracts	2.5	—	1.3	—
Commodity contracts	0.1	—	—	—
Contracts for cash settled employee share plan options
(“American” contracts) (Note 18(1); Note 48(c)(v))	2.6	—	2.6	—
	5.2	—	3.9	—
Derivative financial instruments - cash flow hedges
Forward exchange contracts (Note 38(c))	5.2	—	0.2	—
Commodity contracts (Note 38(d))	0.4	—	—	—
	5.6	—	0.2	—
TOTAL CURRENT OTHER FINANCIAL ASSETS	10.8	—	4.1	—

NOTE 17. NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Share of associates (refer Note 45)	283.1	40.7	—	—

TOTAL INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	283.1	40.7	—	—

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting.

The parent entity does not hold any investments in associates.

NOTE 18. NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Shares in controlled entities at cost (refer Note 43)	—	—	4,685.2	4,678.7
Investments in companies listed on stock exchanges - available for sale	4.0	5.7	—	—
Investments in companies not listed on stock exchanges - held for trading	0.3	2.0	—	—
	4.3	7.7	4,685.2	4,678.7

Derivative financial instruments - held for trading Contracts for cash settled employee share plan options (“American contracts”) (Note 48(c)(v)) (1)	0.5	—	0.5	—
	1.3	—	1.3	—
Derivative financial instruments - cash flow hedges Forward exchange contracts (Note 38 (c))	0.8	—	—	—
	2.1	—	1.3	—
Other receivables (2)	12.7	45.1	6.3	7.3

	12.7	45.1	6.3	7.3

TOTAL NON-CURRENT OTHER FINANCIAL ASSETS	19.1	52.8	4,692.8	4,686.0

(1)          Employee share plan risk management

In relation to the cash settled Employee Share Plan Options, the Employee Bonus Payment Plan and the Senior Executive Retention Payment Plan, the consolidated entity is exposed to movements in the value of the underlying ordinary shares of Amcor Limited. For all such entitlements offered, the consolidated entity has hedged its exposure by entering into cash settled equity share option or equity share swap contracts that mirror the terms and conditions of the employee benefit.

The following table sets out the expiry or vesting date (if applicable), the outstanding option/share hedged contract positions and the hedged price of the contracts as at 30 June:

2006 Equity share option
“American” contracts

			Average
	Expiry	Contract	hedged
	date	amounts	price $
One year or less	11-Sep-06	50,000	8.28
	24-Mar-07	17,800	7.87
More than one year but not more than five years	01-Jul-07	160,000	7.40
	02-Aug-07	21,500	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	289,250	7.87
	02-Aug-10	348,300	6.84
More than five years	01-Nov-12	457,600	8.20

Equity share swap contracts

			Average
	Vesting	Contract	hedged
	date	amounts	price $
Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
	Dec-05	105,800	7.11
One year or less	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	198,400	7.11
More than one year but not more than five years	Jul-07	20,000	7.11
More than five years	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

2005 Equity share option
“American” contracts

			Average
	Expiry	Contract	hedged
	date	amounts	price $
One year or less	12-Sep-05	100,000	7.20
	29-Jun-06	55,132	6.06
Over one to five years	11-Sep-06	50,000	8.28
	12-Sep-06	200,000	6.47
	23-Mar-07	17,800	7.87
	01-Jul-07	280,000	7.40
	02-Aug-07	25,000	6.84
	11-Sep-07	50,000	8.28
	12-Sep-07	100,000	7.20
	11-Sep-08	50,000	8.28
	24-Mar-10	351,550	7.87
More than five years	02-Aug-10	420,000	6.84
	01-Nov-12	517,000	8.20

Equity share swap contracts

			Average
	Vesting	Contract	hedged
	date	amounts	price $
Vested	Dec-03	5,000	7.11
	Dec-04	16,800	7.11
One year or less	Dec-05	171,000	7.11
Over one to five years	Jul-06	50,000	7.11
	Oct-06	8,000	7.11
	Feb-07	210,100	7.11
	Jul-07	50,000	7.11
	Sep-11	8,410	7.11
	Sep-12	28,315	7.11
	Sep-13	17,425	7.11

The net fair value of derivative financial instruments held as at reporting date are:

	2006	2005
	$m	$m
Equity share option contracts	0.8	1.5
Equity share swap contracts	3.1	(0.2)
	3.9	1.3

During the year, there was a loss recorded in the income statement of $1.4 million to record the decrease in the fair value of equity share option and swap contracts.

(2) The fair value of non-current loans and other receivables at 30 June 2006 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$m	$m	$m	$m
Other receivables	12.7	12.7	45.1	45.1

	12.7	12.7	45.1	45.1

NOTE 19. NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

Reconciliations of the carrying amounts for each class of property, plant and equipment

CONSOLIDATED

		Land		Plant &	Assets under	Finance
	Land	improvements	Buildings	equipment	construction	leases	TOTAL
	$m	$m	$m	$m	$m	$m	$m
At 1 July 2004
Cost	293.4	31.4	893.6	7,131.6	76.7	150.4	8,577.1
Accumulated depreciation	(0.4)	(4.0)	(137.2)	(3,591.7)	—	(36.2)	(3,769.5)
Net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6

Financial year ended 30 June 2005

Opening net book amount	293.0	27.4	756.4	3,539.9	76.7	114.2	4,807.6
Additions	1.6	0.8	55.4	520.1	—	—	577.9
Disposals	(11.5)	(0.4)	(19.5)	(36.5)	—	(1.3)	(69.2)
Depreciation/amortisation	(0.2)	(1.8)	(30.5)	(400.0)	—	(7.7)	(440.2)
Acquisitions of businesses and controlled entities	—	—	—	0.1	—	—	0.1
Disposal of businesses and controlled entities	—	—	—	(7.0)	—	(4.2)	(11.2)
Impairment loss recognised	(1.2)	—	(11.6)	(214.2)	—	—	(227.0)
Impairment losses reversed	—	—	—	2.7	—	—	2.7
Foreign exchange fluctuations on translation of overseas controlled entities	(12.9)	(0.3)	(40.0)	(148.1)	(1.6)	(11.0)	(213.9)
Other transfers	—	—	—	44.3	(41.6)	(2.7)	—

Closing net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8

At 30 June 2005
Cost	270.6	30.6	882.4	7,092.7	33.5	126.6	8,436.3
Accumulated depreciation	(1.8)	(4.9)	(172.2)	(3,791.4)	—	(39.3)	(4,009.5)
Net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8

Financial year ended 30 June 2006

Opening net book amount	268.8	25.7	710.2	3,301.3	33.5	87.3	4,426.8
Additions	0.9	1.6	40.6	409.5	9.3	0.6	462.5
Disposals	(5.7)	(0.6)	(17.2)	(5.1)	—	(0.7)	(29.3)
Depreciation/amortisation	—	(0.9)	(40.2)	(401.5)	—	(9.5)	(452.1)
Acquisitions of businesses and controlled entities	—	—	—	0.6	—	—	0.6
Disposal of businesses and controlled entities	(4.4)	(0.1)	(33.4)	(149.6)	—	—	(187.5)
Impairment loss recognised	—	—	—	(66.8)	—	—	(66.8)
Impairment losses reversed	—	—	—	7.1	—	—	7.1
Foreign exchange fluctuations on translation of overseas controlled entities	6.8	0.5	24.9	98.3	1.3	3.7	135.5
Other transfers	(6.1)	—	15.4	23.4	(31.1)	(1.6)	—

Closing net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8

At 30 June 2006
Cost	260.4	32.7	882.6	7,177.8	13.0	130.6	8,497.1
Accumulated depreciation	(0.1)	(6.5)	(182.3)	(3,960.6)	—	(50.8)	(4,200.3)
Net book amount	260.3	26.2	700.3	3,217.2	13.0	79.8	4,296.8

		Land		Plant &	Assets under	Finance
	Land	improvements	Buildings	equipment	construction	leases	TOTAL
	$m	$m	$m	$m	$m	$m	$m
At 1 July 2004
Cost	—	—	—	3.6	—	—	3.6
Accumulated depreciation	—	—	—	(2.0)	—	—	(2.0)
Net book amount	—	—	—	1.6	—	—	1.6

Financial year ended 30 June 2005

Opening net book amount	—	—	—	1.6	—	—	1.6

Additions	—	—	—	3.3	—	—	3.3
Disposals	—	—	—	(0.2)	—	—	(0.2)
Depreciation/amortisation	—	—	—	(0.6)	—	—	(0.6)

Closing net book amount	—	—	—	4.1	—	—	4.1

At 30 June 2005
Cost	—	—	—	6.4	—	—	6.4
Accumulated depreciation	—	—	—	(2.3)	—	—	(2.3)
Net book amount	—	—	—	4.1	—	—	4.1

Financial year ended 30 June 2006

Opening net book amount	—	—	—	4.1	—	—	4.1
Additions	—	—	—	0.4	—	—	0.4
Disposals	—	—	—	(3.3)	—	—	(3.3)
Depreciation/amortisation	—	—	—	(0.6)	—	—	(0.6)

Closing net book amount	—	—	—	0.6	—	—	0.6

At 30 June 2006
Cost	—	—	—	3.3	—	—	3.3
Accumulated depreciation	—	—	—	(2.7)	—	—	(2.7)
Net book amount	—	—	—	0.6	—	—	0.6

(a) Non-current assets pledged as security

Refer to Notes 24 and 29 for information on non-current assets pledged as security by the parent entity and its controlled entities.

(b) Non-current asset impairments

During the year ended 30 June 2006, the consolidated entity recorded impairments of property, plant and equipment totalling $66.8 million in the following segments:

•                  Amcor Flexibles recorded the impairment of the White Cap Metal Closures business of $15.5 million. The recoverable amount of these plants was determined using the fair value less costs to sell method which was based on a Profit before interest, tax, depreciation and amortisation (PBITDA) multiple of 6 times. White Cap Metal Closures business was disposed of in the current year. Refer Note 12.

•                  Amcor Flexibles also recorded an impairment of a UK based plant in the Processed Foods CGU of $16.4 million due to poor performance. The recoverable amount of this CGU was determined using value in use calculations which used a post tax discount rate of 5.58% and tax effected the sum of the resulting discounted cash flows.

•                  Amcor Asia recorded a further $22.6 million impairment of the corrugated business due to continued poor performance. The recoverable amount of these plants was determined using value in use calculations which used a discount rate of 8.9%. The Asian corrugated business was disposed of in the current year. Refer Note 12.

•                  Amcor PET recorded an impairment of $8.3 million relating to the closure of plants in PET Mexico and Poland. The recoverable amount of these plants was determined using fair value less costs to sell of the particular assets available for sale.

•                  Other asset impairments of $4 million were also recorded in the current year.

During the year ended 30 June 2005, the consolidated entity recorded impairments of property, plant and equipment totalling $232.1 million in the following segments:

1.               Amcor PET recorded an impairment of $49.9 million of plant and equipment relating to the decision to close three small Canadian plants, in Vancouver, Calgary and Montreal. The recoverable amount of these plants was determined using value in use calculations which used a discount rate of 9%.

2.               Amcor Australasia recorded an impairment of $108.7 million which included the plant and equipment relating to the reduction in the expected useful lives of the Botany and Fairfield paper mills. The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 15%.

3.               Amcor Flexibles recorded an impairment of $23.2 million of plant and equipment relating to three plants in the Processed Foods CGU. The impairment was a result of ongoing difficult operating conditions in some market segments and geographic regions. The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 8.5%.

4.               Amcor Asia recorded an impairment of $44.2 million of plant and equipment relating to the corrugated assets. The impairment was the result of excess capacity and the inability to pass on linerboard raw material cost increases. The recoverable amount of this CGU was determined using value in use calculations which used a discount rate of 8.9%.

5.               Amcor Corporate recorded an impairment of $6.1 million of plant and equipment relating to its US tube plant. The recoverable amount of these assets was determined using fair value less costs to sell.

(c) Non-current asset impairment reversals

During the year ended 30 June 2006, the consolidated entity recorded impairment reversals of $7.1 million relating to the plant and equipment at the Botany paper mill due to a re-assessment of estimates used in the value in use calculation. The discount rate of 15% used in 2005 was not changed. The impairment reversal is shown in the general and administration expenses in the income statement.

NOTE 20. NON-CURRENT ASSETS - DEFERRED TAX ASSETS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

The balance comprises temporary differences attributable to:

Amounts recognised in income statement
Impairment of trade receivables	7.9	5.9	—	—
Employee benefits	40.2	44.5	(6.2)	2.2
Valuation of inventories	17.8	12.2	—	—
Other provisions	46.2	35.9	0.1	—
Financial instruments at fair value	(4.3)	—	(4.7)	—
Tax losses	78.6	52.9	—	—
Accruals / Other	146.6	138.8	21.9	6.9
	333.0	290.2	11.1	9.1
Amounts recognised directly in equity
Cash flow hedges	20.4	—	13.8	—
Employee benefits	59.5	74.9	19.1	17.7
Exchange fluctuation reserve	19.6	(6.4)	—	—
Other	(2.0)	—	(0.1)	—
	97.5	68.5	32.8	17.7

Set-off of deferred tax liabilities throughout the group pursuant to set-off provisions (Note 31)	(39.8)	(8.8)	(7.5)	(26.8)
Net deferred tax assets	390.7	349.9	36.4	—

Movements:

Balance at beginning of financial year	349.9	401.3	—	59.8
Change on adoption of AASB 132 and AASB 139 (Note 1(z))	22.0	—	13.8	—
Credited/(charged) to the income statement (Note 9)	48.6	(33.0)	54.2	(95.2)
Credited/(charged) to equity	8.8	11.0	1.4	(4.4)
Disposal of businesses and controlled entities (Note 12)	(16.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	14.1	(20.6)	—	—
Other movements	(36.3)	(8.8)	(33.0)	39.8
Balance at end of financial year	390.7	349.9	36.4	—

Deferred tax assets to be recovered after more than 12 months	390.7	349.9	36.4	—
	390.7	349.9	36.4	—

The deferred tax asset attributable to tax losses does not exceed taxable amounts arising from the reversal of existing assessable temporary differences.

NOTE 21. NON-CURRENT ASSETS – INTANGIBLE ASSETS

CONSOLIDATED

		Internally
	Internal	developed	External
	development	software	software		Other
	costs	costs	costs	Goodwill	External	Total
	$m	$m	$m	$m	$m	$m
As at 1 July 2004
Cost	—	31.5	67.5	2,038.4	79.7	2,217.1
Accumulated amortisation and impairment	—	(6.2)	(27.7)	(1.0)	(35.6)	(70.5)
Net book amount	—	25.3	39.8	2,037.4	44.1	2,146.6

Financial year ended 30 June 2005

Opening net book amount	—	25.3	39.8	2,037.4	44.1	2,146.6
Additions	10.5	18.2	26.4	9.1	0.5	64.7
Disposals	—	—	—	—	(3.0)	(3.0)
Acquisition of businesses and controlled entities	—	—	—	5.0	—	5.0
Subsequent recognition of acquired tax losses	—	—	—	(10.5)	0.1	(10.4)
Fluctuations on translation of foreign controlled entities	(0.5)	(0.3)	(1.6)	(175.5)	(1.4)	(179.3)
Impairment losses recognised	—	—	—	(6.3)	(1.7)	(8.0)
Amortisation charge	(2.2)	(0.3)	(15.0)	—	(0.1)	(17.6)
Other transfers	—	—	6.8	—	(6.8)	—

Closing net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0

As at 30 June 2005
Cost	9.9	49.4	107.8	1,877.0	57.4	2,101.5
Accumulated amortisation and impairment	(2.1)	(6.5)	(51.4)	(17.8)	(25.7)	(103.5)
Net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0

Financial year ended 30 June 2006

Opening net book amount	7.8	42.9	56.4	1,859.2	31.7	1,998.0
Additions	0.5	16.2	9.4	6.1	—	32.2
Disposals	—	—	(1.2)	—	0.2	(1.0)
Disposal of businesses and controlled entities	—	—	(2.5)	(190.0)	—	(192.5)
Subsequent recognition of acquired tax losses	—	—	—	(10.1)	—	(10.1)
Fluctuations on translation of foreign controlled entities	0.6	0.5	1.9	78.4	0.7	82.1
Impairment losses recognised	—	—	—	—	1.1	1.1
Amortisation charge	(1.4)	(3.8)	(16.3)	—	0.1	(21.4)
Other transfers	—	—	22.5	—	(22.5)	—
Closing net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4

As at 30 June 2006
Cost	11.3	69.9	139.9	1,769.9	25.2	2,016.2
Accumulated amortisation and impairment	(3.8)	(14.1)	(69.7)	(26.3)	(13.9)	(127.8)
Net book amount	7.5	55.8	70.2	1,743.6	11.3	1,888.4

AMCOR LIMITED

		Internally
	Internal	developed	External
	development	software	software		Other
	costs	costs	costs	Goodwill	External	Total
	$m	$m	$m	$m	$m	$m
As at 1 July 2004
Cost	—	—	3.8	—	5.3	9.1
Accumulated amortisation and impairment	—	—	—	—	—	—
Net carrying amount	—	—	3.8	—	5.3	9.1

Financial year ended 30 June 2005

Opening net book amount	—	—	3.8	—	5.3	9.1
Additions	—	—	1.9	—	—	1.9
Amortisation charge	—	—	—	—	(0.5)	(0.5)

Closing net book amount	—	—	5.7	—	4.8	10.5

As at 30 June 2005
Cost	—	—	5.7	—	5.3	11.0
Accumulated amortisation and impairment	—	—	—	—	(0.5)	(0.5)
Net carrying amount	—	—	5.7	—	4.8	10.5

Financial year ended 30 June 2006

Opening net book amount	—	—	5.7	—	4.8	10.5
Additions	—	0.7	3.4	—	2.9	7.0
Disposals	—	—	(0.5)	—	—	(0.5)
Amortisation charge	—	—	(0.6)	—	(0.2)	(0.8)
Closing net book amount	—	0.7	8.0	—	7.5	16.2

As at 30 June 2006
Cost	—	0.7	8.6	—	8.2	17.5
Accumulated amortisation and impairment	—	—	(0.6)	—	(0.7)	(1.3)
Closing net book amount	—	0.7	8.0	—	7.5	16.2

The parent entity external software costs includes $7.1 million (2005: $4.8 million) for SAP licences. These are perpetual licences currently held as indefinite life intangible assets on behalf of the consolidated group. Within the next two years, as SAP software is progressively implemented across the Business Groups, these licences will be transferred to entities within the consolidated group and at that time they will be in use and amortised according to Group Accounting Policy refer Note 1 (s) (ii).

There are no other indefinite life intangible assets for the parent and the consolidated group.

(a) Impairment tests for goodwill

Goodwill acquired in a business combination is allocated to groups of cash-generating units (CGUs) according to the level at which management monitors goodwill.

A CGU summary of the goodwill allocation is presented below:

	CONSOLIDATED
	2006	2005
	$m	$m

PET
North America	663.6	646.6
Europe/Asia	248.1	240.2
Latin America	226.8	216.6
Australasia
Flexibles packaging division	42.2	43.0
Fibre packaging division	51.7	52.2
Beverage can group	15.0	16.8
Other	2.1	2.5
Flexibles
Healthcare	192.2	191.7
Food	175.1	148.7
Rentsch	14.6	13.6
Closures	—	169.2
Sunclipse
North America Distribution	89.3	87.8
North America Corrugator	10.8	9.4
North America Multi Purpose Packaging	26.4	25.4
Other (including utilisation of acquired tax losses)	(14.3)	(4.5)
	1,743.6	1,859.2

The goodwill amounts allocated above are tested annually or semi-annually if there are indicators of impairment, by comparison with the recoverable amount of each CGU’s assets. Recoverable amounts for CGUs are based on value in use, which is calculated from cash flow projections for ten years using data from the Group’s latest internal forecasts. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes in margins. Management estimates discount rates for each CGU using pre-tax rates that reflect the current market assessment of the time value of money and the risks specific to the countries in which the CGUs operate for which the future cash flow estimates have not been adjusted. Changes in selling prices and direct costs are based on past experience and management’s expectation of future changes in the markets in which the consolidated entity operates.

The forecasts are extrapolated beyond four years based on growth rates representing a maximum of 7% in specific high growth sectors to negative 24% in particular low growth sectors. Generally the average growth rates applied were conservative at between 2% positive and 2% negative.

The pre-tax discount rates used to calculate value in use range from 7% to 16%. These discount rates are derived from the Group’s post-tax weighted average cost of capital, as adjusted for the specific risks relating to each geographical region.

In June 2006, impairment reviews were performed by comparing the carrying value of assets and goodwill with the recoverable amount of the CGUs to which goodwill has been allocated. Management determined that there has been no impairment.

(b) Impairment charge and reversals

Prior to the half year ended 31 December 2005, indicators of impairment were identified in the White Cap Metal Closures business in Europe and Asia and the Corrugated business in Asia. An assessment was carried out on each business using the value in use methodology and the carrying amounts of the businesses were reduced to their recoverable amounts through recognition of impairment losses against goodwill of $15.5 million and $22.6 million respectively. These impairments have been disclosed as part of the loss from discontinued operations in the income statement. On 1 June 2006, the White Cap Closures business was sold and, on 28 February, the Asia Corrugated business was sold (refer to Note 12 for more details).

(c) Estimated future amortisation charge on other intangibles

$m
Financial year ending:
30 June 2007	22.7
30 June 2008	21.4
30 June 2009	13.9
30 June 2010	10.7
30 June 2011	8.5

NOTE 22. NON-CURRENT ASSETS - OTHER

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Supply contract deposits	36.2	34.1	—	—
Other non-current financial assets (1)	—	10.4	1.3	10.4
Other non-current assets	44.3	51.8	3.8	0.1

TOTAL OTHER NON-CURRENT ASSETS	80.5	96.3	5.1	10.5

(1)          The statements of recognised income and expense as at 30 June 2005 have not been restated to comply with AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which has been adopted from 1 July 2005. Refer Note 1(a).

NOTE 23. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Unsecured creditors:
Trade creditors	1,544.0	1,493.6	1.1	9.2
Deferred grant income	1.8	1.0	—	—
Other creditors and accruals	530.8	501.4	51.9	26.7
TOTAL TRADE AND OTHER PAYABLES	2,076.6	1,996.0	53.0	35.9

NOTE 24. CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Secured borrowings:
Bank overdrafts	(1), (2)	—	0.4	—	—
Bank loans	(3)	5.9	3.1	—	—
Other loans	(2)	—	157.8	—	—
Lease liabilities (refer Note 41)	(7)	6.9	2.2	—	—

Total secured current interest bearing liabilites		12.8	163.5	—	—
Unsecured borrowings:
Bank overdrafts	(1)	48.9	15.6	5.8	—
Commercial paper	(4)	211.0	307.7	130.2	209.3
Bank loans	(5), (6)	405.5	389.3	325.1	45.5
Other loans	(6)	12.2	11.1	—	—
Amounts owing to controlled entities		—	—	4,109.1	3,594.8

Total unsecured current interest bearing liabilites		677.6	723.7	4,570.2	3,849.6

TOTAL CURRENT INTEREST BEARING LIABILITIES		690.4	887.2	4,570.2	3,849.6

Details of the interest rate risk and fair value of interest bearing liabilities for the consolidated entity are set out in Note 38(b) and 38(e) and details of non-current interest bearing liabilities are set out in Note 29.

(1)          The consolidated entity has committed bank overdraft facilities (both secured and unsecured) to a maximum of $109.8 million (2005: $92.8 million). As at 30 June 2006, the unused portions of the facilities were $60.9 million (2005: $76.8 million). The bank overdrafts are payable on demand and are subject to annual review.

(2)          These bank overdrafts and other loans are secured by a charge over assets of certain controlled entities.

(3)          Comprises loans secured over property, plant and equipment in overseas controlled entities to the extent of $6.6 million (2005: $11.2 million). The carrying value of the pledged property is $19.8 million (2005: $11.2 million).

(4)          Borrowings in commercial paper markets include:

Promissory Note Facility

This is an uncommitted promissory note facility of $600 million. This facility continues indefinitely until terminated by giving written notice to the dealer panel.

As at 30 June 2006, there were $89.7 million in promissory notes outstanding with an average maturity of 32 days (2005: $149 million).

Euro-Commercial Paper Program

A US$200 million non-underwritten facility under which commercial paper can be issued into the Asian and European capital markets. As at 30 June 2006, there were nil Euro notes outstanding (2005: nil).

US Commercial Paper Program

This is an uncommitted commercial paper program of US$400 million (2005: US$200 million). As at 30 June 2006, A$121.3 million of commercial paper was outstanding with an average maturity of 39 days (2005: A$158.7 million).

(5)          Various bank borrowings including:

Amcor Limited - $300 million multi-currency facility maturing in December 2006. $300 million (2005: $ Nil) drawn under this facility bears interest at BBSY or LIBOR plus an applicable credit margin. Amcor Limited - $25.0 million (2005: $45.5 million) drawn under uncommitted at call facilities. Amounts borrowed under these facilities bear interest at the overnight cash rate plus an applicable margin.

(6)          Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

(7)          Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

NOTE 25. CURRENT LIABILITIES - SUBORDINATED CONVERTIBLE SECURITIES

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 1(p)	(1)	246.0	—	246.0	—
PACRS2 - refer Note 1(p)	(2)	218.2	—	—	—

TOTAL SUBORDINATED CONVERTIBLE SECURITIES	(3)	464.2	—	246.0	—

(1)          Original issue of US$230 million 7.25% undated subordinated convertible notes convertible into American Depository Receipts, representing four ordinary shares of the company, at a rate in the range of 2.347 to 2.664 for each US$50 principal amount of notes converted. The actual conversion rate will depend on the average closing sales price for the American Depository shares on NASDAQ for the five trading days prior to the conversion date. The notes were convertible from 19 November 1996 and may be converted prior to 18 November 2006.

These notes have no maturity dates, are only redeemable after 18 November 2006, and then only at Amcor Limited’s option, and are subordinated to all other creditors of the company other than subordinated creditors. Amcor has announced its intention to redeem.

Interest on these notes is payable semi-annually.

During the year ended 30 June 2006, 959,699 notes were converted to 10,016,192 ordinary shares (2005: 1,000)

As at 30 June 2006, 3,631,543 notes remain outstanding (2005: 4,591,242).

(2)          PACRS are Perpetual Amcor Convertible Reset Securities of which there were two tranches as follows:

	CONSOLIDATED		CONSOLIDATED
	2006 - AIFRS		2005 - AGAAP
	No,		No,
	‘000	$m	‘000	$m

Current and non-current - Perpetual Amcor Convertible Reset Securities (PACRS)

PACRS1	—	—	4,000.0	389.2

PACRS2	2,099.0	218.2	2,099.0	207.4

Balance at end of financial year	2,099.0	218.2	6,099.0	596.6

PACRS1 were fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest was paid semi-annually on PACRS1 at a coupon rate of 8.5733% per annum, fixed until the first reset date on 30 April 2006.

On 25 January 2006, Amcor announced that PACRS1 would be converted to equity on 30 April 2006. Prior to the conversion, Amcor offered to repurchase the PACRS1 notes off-market to provide holders with a cash alternative to receiving ordinary shares.

The offer price for the repurchase of PACRS1 notes was $105.2632 per note with settlement of the repurchase occurring on 28 April 2006. Holders accepting the repurchase offer received the full amount of interest for the final interest period up to the conversion date of 30 April 2006. The offer price, together with the final interest payment of $4.2514 per note, reflected the full value of the conversion terms.

Acceptances were received in relation to 3,434,736 PACRS1 notes. The remaining 565,264 PACRS1 notes were converted into 8,187,171 ordinary shares in Amcor Limited.

Also on 25 January 2006, Amcor announced its intention to commence an on-market share buy back program to acquire shares equivalent to the number arising on conversion of the PACRS1 remaining after the repurchase program. Refer Note 33(a) for details of the share buy back.

PACRS2 are fully paid perpetual, non-cumulative, subordinated, convertible, reset, unsecured notes. Non-cumulative interest is paid semi-annually on PACRS2 at a coupon rate of 8.57% per annum fixed until the first reset date on 30 April 2007.

On reset dates, holders of PACRS2 may convert some or all outstanding PACRS2 into ordinary shares calculated with reference to the conversion discount. The issuer may convert some or all of the outstanding PACRS2 on or before a reset date by giving at least 30 ASX business days notice at anytime in the six months before reset date. Coupon rates, conversion terms and the conversion discount are able to be reset by the issuer on the reset date.

(3)          Adequate committed facilities exist to refinance the PRIDES and PACRS 2, if required (refer Note 29).

NOTE 26. CURRENT LIABILITIES - OTHER FINANCIAL LIABILITIES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Derivative financial instruments - held for trading
Forward exchange contracts (Note 38(c))	0.3	—	—	—
	0.3	—	—	—

Derivative financial instruments - cash flow hedges
Forward exchange contracts (Note 38(c))	1.2	—	—	—
Commodity contracts (Note 38(d))	1.7	—	—	—
	2.9	—	—	—
	3.2	—	—	—

NOTE 27. CURRENT AND NON-CURRENT LIABILITIES - PROVISIONS

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Current
Dividends/distributions	(i)	—	8.7	—	—
Employee entitlements & directors’ retirement allowances		135.5	137.8	1.6	2.1
Insurance and other claims	(ii)	58.0	53.3	—	—
Onerous contracts	(iii)	23.2	17.4	—	—
Decommissioning costs	(iv)	0.4	1.4	—	—

Amcor Flexibles restructuring	(v)	45.5	19.4	—	—
Amcor PET/Amcor Closures restructuring	(vii)	8.7	11.0	—	—
Other business groups restructuring	(viii)	18.7	40.0	—	—
Total restructuring provisions		72.9	70.4	—	—

Other current provisions		—	0.3	—	—

Total Current Provisions		290.0	289.3	1.6	2.1

Non-current
Employee entitlements & directors’ retirement allowances		21.5	27.1	4.1	5.2
Insurance and other claims	(ii)	21.5	13.7	—	—
Onerous contracts	(iii)	4.5	5.0	—	—
Decommissioning costs	(iv)	51.7	50.9	1.8	0.3

Amcor Flexibles restructuring	(v)	0.9	0.2	—	—
Amcor PET/Amcor Closures restructuring	(vii)	0.2	1.6	—	—
Other business groups restructuring	(viii)	—	1.4	—	—
Total restructuring provisions		1.1	3.2	—	—

Other Non-Current Provisions		0.3	—	—	—

Total Non-Current Provisions		100.6	99.9	5.9	5.5

TOTAL PROVISIONS		390.6	389.2	7.5	7.6

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except for employee entitlements, are set out below:

(i) Dividends/distributions

Carrying amount at beginning of financial year		8.7	8.8	—	—
Provisions made during the year:
Final dividend 2005		149.3	140.6	149.3	140.6
Interim dividend 2006		149.5	149.6	149.5	149.6
PACRS distribution		—	23.6	—	—
Payments made during the year		(298.8)	(313.9)	(298.8)	(290.2)
Reclassification of PACRS to interest bearing liabilities		(8.7)	—	—	—
Carrying amount at end of financial year		—	8.7	—	—

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(ii) Insurance and other claims

Current
Carrying amount at beginning of financial year	53.3	67.7	—	—
Provisions made during the year	11.1	32.1	—	—
Payments made during the year	(5.8)	(41.5)	—	—
Disposal of businesses and controlled entities	(0.2)	—	—	—
Provisions released during the year	(1.3)	(2.9)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.9	(2.1)	—	—

Carrying amount at end of financial year	58.0	53.3	—	—

Non-current
Carrying amount at beginning of year	13.7	3.2	—	—
Provisions made during the year	23.7	11.0	—	—
Payments made during the year	(14.0)	—	—	—
Disposal of businesses and controlled entities	(3.7)	—	—	—
Unwinding of discount	0.7	—	—	—
Provisions released during the year	—	(0.2)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.1	(0.3)	—	—

Carrying amount at end of financial year	21.5	13.7	—	—

Insurance and other claims provisions include provisions for workers’ compensation, insurance and other claims and are made for claims received and claims expected to be received in relation to incidents occurring prior to 30 June 2006, based on historical claim rates.

Estimated net future cash flows are based on the assumption that all claims will be settled and the weighted average cost of historical claims adjusted for inflation will continue to approximate future costs.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(iii) Onerous Contracts

Current
Carrying amount at beginning of financial year	17.4	9.5	—	—
Provisions made during the year	25.7	12.8	—	—
Payments made during the year	(22.6)	(4.1)	—	—
Net transfers in	0.8	2.8	—	—
Disposal of businesses and controlled entities	—	(3.0)	—	—
Provisions released during the year	(0.1)	(0.1)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.0	(0.5)	—	—

Carrying amount at end of financial year	23.2	17.4	—	—

Non-current
Carrying amount at beginning of financial year	5.0	7.8	—	—
Provisions made during the year	1.5	—	—	—
Payments made during the year	(1.3)	—	—	—
Net transfers out	(0.8)	(2.8)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	—	—	—

Carrying amount at end of financial year	4.5	5.0	—	—

Onerous contract provisions relate to rental of land and buildings by Amcor Flexibles and PET business groups which are not able to be fully used or sublet by Amcor. The provision reflects only the onerous element of these commitments.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(iv) Decommissioning Costs

Current
Carrying amount at beginning of financial year	1.4	1.4	—	—
Provisions released during the year	(1.0)	—	—	—

Carrying amount at end of financial year	0.4	1.4	—	—

Non-Current
Carrying amount at beginning of financial year	50.9	51.1	0.3	—
Provisions made during the year	5.6	2.1	1.5	0.3
Payments made during the year	(0.3)	(0.2)	—	—
Disposal of businesses and controlled entities	(5.3)	—	—	—
Unwinding of discount	1.4	0.9	—	—
Provisions released during the year	(2.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.8	(3.0)	—	—

Carrying amount at end of financial year	51.7	50.9	1.8	0.3

Provisions for decommissioning relate to either make-good provisions included in lease agreements or decommissioning costs associated with environmental risks for which the consolidated entity has a legal or constructive obligation.

Where lease agreements include requirements to return the property to its original condition the consolidated entity has made a provision based on an estimate of these costs.

On a number of sites, there are areas of contamination caused by past practice, many of which relate to operations prior to Amcor’s ownership. The provision includes costs associated with the clean-up of sites it owns, or contamination that it caused, to enable on-going use of the land as an industrial property.

In addition, the consolidated entity recognises the environmental risks associated with underground storage tanks. The provision includes costs associated with the decommissioning, removal or repair of any tanks which may fail integrity tests.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(v) Amcor Flexibles Restructuring

Current
Carrying amount at beginning of financial year	19.4	54.5	—	—
Provisions made during the year	37.3	6.5	—	—
Payments made during the year	(13.7)	(39.0)	—	—
Net transfers in	—	0.6	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.5	(3.2)	—	—

Carrying amount at end of financial year	45.5	19.4	—	—

Non-Current
Carrying amount at beginning of financial year	0.2	0.5	—	—
Provisions made during the year	0.8	1.5	—	—
Payments made during the year	(0.1)	(1.2)	—	—
Net transfers out	—	(0.6)	—	—

Carrying amount at end of financial year	0.9	0.2	—	—

(vi) Amcor PET/Amcor Closures Restructuring

Current
Carrying amount at beginning of financial year	11.0	8.8	—	—
Provisions made during the year	34.2	24.5	—	—
Payments made during the year	(31.9)	(21.5)	—	—
Net transfers in	—	0.2	—	—
Disposal of businesses and controlled entities	(5.3)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.7	(1.0)	—	—

Carrying amount at end of financial year	8.7	11.0	—	—

Non-Current
Carrying amount at beginning of financial year	1.6	0.3	—	—
Provisions made during the year	—	1.5	—	—
Payments made during the year	(1.5)	(0.2)	—	—
Net transfers out	—	(0.2)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	0.2	—	—

Carrying amount at end of financial year	0.2	1.6	—	—

The Amcor Flexibles restructuring provisions include the costs relating to the closure of Hochheim, Colodense and Envi plants.  The Amcor PET/Amcor Closure restructuring provisions include the costs of closing the Vancouver, Calgary and Dorval facilities. The consolidated entity has provided for redundancies, other employee costs and site clearance costs.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(vii) Other Business Groups Restructuring

Current
Carrying amount at beginning of financial year	40.0	25.5	—	—
Provisions made during the year	9.9	35.8	—	—
Payments made during the year	(32.5)	(18.7)	—	—
Net transfers out	—	(1.4)	—	—
Provisions released during the year	(0.3)	(0.8)	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	1.6	(0.4)	—	—

Carrying amount at end of financial year	18.7	40.0	—	—

Non-Current
Carrying amount at beginning of financial year	1.4	—	—	—
Provisions made during the year	0.1	0.1	—	—
Payments made during the year	(1.6)	—	—	—
Net transfers in	—	1.4	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	0.1	(0.1)	—	—

Carrying amount at end of financial year	—	1.4	—	—

NOTE 28. NON-CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred Grant Income	26.5	26.8	—	—
Other unsecured creditors	4.6	4.8	—	—

TOTAL NON-CURRENT TRADE AND OTHER PAYABLES	31.1	31.6	—	—

NOTE 29. NON-CURRENT LIABILITIES - INTEREST BEARING LIABILITIES

		CONSOLIDATED		AMCOR LIMITED
	Note	2006	2005	2006	2005
		$m	$m	$m	$m

Secured borrowings:
Other loans	(1)	165.2	177.5	—	—
Lease liabilities (refer Note 41)	(6)	57.8	76.2	—	—

Total secured non-current interest bearing liabilites		223.0	253.7	—	—

Unsecured borrowings:
Bank loans	(2)	586.7	445.7	239.2	65.6
US$Notes	(3)	675.1	655.8	675.1	655.8
Eurobond	(4)	595.5	554.5	595.5	554.5
Other loans	(5)	4.6	7.6	—	—

Total unsecured non-current interest bearing liabilites		1,861.9	1,663.6	1,509.8	1,275.9

TOTAL NON-CURRENT INTEREST-BEARING LIABILITIES		2,084.9	1,917.3	1,509.8	1,275.9

Reconciliation of Consolidated Net Debt

		2006	2005
		$m	$m
• Current - refer Note 24		690.4	887.2
• Current subordinated convertible securities- refer Note 25		464.2	—
• Non-current - refer above		2,084.9	1,917.3
• Non-current subordinated convertible securities- refer Note 30		—	301.1
Total interest bearing liabilities		3,239.5	3,105.6
• Cash and cash equivalents - refer Note 13		(113.9)	(229.8)
Net debt		3,125.6	2,875.8

Details of the interest rate risk and fair value of interest bearing liabilities for the consolidated entity are set out in Note 38(b) and 38(e).

(1)                                  Comprises loans secured over property, plant and equipment in Australian and overseas controlled entities to the extent of $177.4 million (2005: $182.2 million). The carrying value of the pledged property is $180.1 million (2005: $190.1 million).

(2)                                  Principally relates to bank borrowings in:

•                  Amcor Finance (New Zealand) Limited – A$47.0 million (2005: A$63.4 million) drawn under NZ$100 million revolving cash advance facility maturing in April 2008. This facility bears interest at the bank bill rate plus an applicable credit margin.

•                  Amcor Limited/Amcor UK Finance Limited/Amcor Finance (USA) Inc. - A$534.2 million (2005: A$315.5 million) drawn under a US$1,250 million (2005: US$1,000 million) global syndicated multi-currency facility term-tranche of US$750 million (2005: US$650 million) maturing June 2011. Drawings are in various currencies and bear interest at the applicable BBSY or LIBOR rate plus a credit margin.

(3)                                  Represents US$500 million Amcor Limited senior unsecured guaranteed notes issued in the United States Private Placement market. The notes have final bullet maturities between 2009 and 2017. Interest on these notes is payable semi-annually.

(4)                                  Represents EUR350 million Amcor Limited unsecured notes issued in the Eurobond market. The notes mature in March 2011 and pay an annual coupon of 4.25%.

(5)                                  Comprises various funding facilities made available to subsidiary companies predominantly in Europe and North America.

(6)                                  Lease liabilities (other than liabilities recognised in relation to surplus space under non-cancellable operating leases) are effectively secured, as the rights to the leased assets recognised in the financial statement revert to the lessor in the event of default.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Financing arrangements

Unrestricted access was available at balance date to the following credit:

Credit standby arrangements

Total facilities
Bank overdrafts	109.8	92.8	5.8	2.0
Unsecured bill acceptance facility	677.4	459.1	514.8	327.9
	787.2	551.9	520.6	329.9
Used at balance date
Bank overdrafts	48.9	16.0	5.8	—
Unsecured bill acceptance facility	211.0	307.7	130.2	209.3
	259.9	323.7	136.0	209.3
Unused at balance date
Bank overdrafts	60.9	76.8	—	2.0
Unsecured bill acceptance facility	466.4	151.4	384.6	118.6
	527.3	228.2	384.6	120.6
Loan facilities
Total facilities	3,354.6	2,899.3	2,297.0	1,691.5
Used at balance date	2,515.4	2,480.8	1,834.9	1,321.4
Unused at balance date	839.2	418.5	462.1	370.1

NOTE 30. NON-CURRENT LIABILITIES - SUBORDINATED CONVERTIBLE SECURITIES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

1996 issue of 7.25% Undated Subordinated Convertible Unsecured Notes - refer Note 25(1)	—	301.1	—	301.1

NOTE 31. NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

The balance comprises temporary differences attributable to:

Amounts recognised in income statement
Valuation of inventories	0.6	—	—	—
Financial instruments at fair value	1.6	—	—	—
Depreciation	470.8	403.4	—	—
Other	105.0	116.3	7.5	62.6
	578.0	519.7	7.5	62.6

Amounts recognised directly in equity
Cash flow hedges	(0.4)	—	—	—
Employee benefits	0.1	—	—	—
Exchange fluctuation reserve	3.3	6.4	—	—
	3.0	6.4	—	—

Set-off of deferred tax liabilities pursuant to set-off provisions (Note 20)	(39.8)	(8.8)	(7.5)	(26.8)

Net deferred tax liabilities	541.2	517.3	—	35.8

Movements

Balance at beginning of financial year	517.3	585.2	35.8	1.8
Change on adoption of AASB 132 and AASB 139 (Note 1(z))	(1.0)	—	0.2	—
Charged/(credited) to the income statement (Note 9)	54.4	(32.1)	(3.1)	(0.2)
Charged/(credited) directly to equity	(3.4)	—	—	—
Disposal of businesses and controlled entities (Note 12)	(10.0)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	15.0	(27.0)	—	—
Other movements	(31.1)	(8.8)	(32.9)	34.2
Balance at end of financial year	541.2	517.3	—	35.8

Deferred tax liabilities to be settled after more than 12 months	541.2	517.3	—	35.8
	541.2	517.3	—	35.8

NOTE 32. NON-CURRENT LIABILITIES – RETIREMENT BENEFIT OBLIGATIONS

(a) Description of plans

The consolidated entity participates in a number of pension plans which were established to provide benefits for employees and their dependants. The funds cover company sponsored plans, industry/union plans, and government plans.

Company Sponsored Plans

The principal benefits are pensions or lump sums for members on resignation, retirement, death or total permanent disablement. These benefits are determined on either a defined benefit or accumulation benefit basis.

Employee contribution rates are either determined by the rules of the fund or selected by members from a specified range of rates. In addition to legislative requirements, employer companies contribute to defined benefit funds as described below or, in the case of defined contribution funds, the amounts set out in the appropriate fund rules.

Industry/Union Plans

Employer companies participate in industry and union plans on behalf of certain employees.

These plans operate on an accumulation basis and provide lump sum benefits for members on resignation, retirement or death.

The employer company has a legally enforceable obligation to contribute at varying rates to these plans.

Government Plans

Employer companies participate in government plans, on behalf of certain employees, which provide pension benefits.

There exists a legally enforceable obligation on employer companies to contribute as required by legislation.

Defined Benefit Plans

The consolidated entity maintains several defined benefit superannuation arrangements internationally. On a vested benefit basis, some arrangements are in actuarial surplus, others are in a position of actuarial deficiency. Surpluses and deficiencies depend on many diverse factors and can vary significantly over time having regard, for example, to movements in the investment markets, future salary increases and changes inemployment patterns. This note sets out the consolidated entity’s position and funding policy in relation to itsdefined benefit arrangements.

The consolidated entity has no legal obligation to settle any unfunded defined benefit obligation with an immediate contribution or additional one-off contributions. The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable.The consolidated entity’s current intention is to make annual contributions to defined benefit funds at a rate determined from time to time, following discussions with the funds’ actuaries or other competent authorities and advisers. The consolidated entity expects that the contribution rates will be determined after taking into account sound actuarial principles and would be designed to enable all consolidated entity defined benefit funds to meet retirement expectations and relevant regulatory requirements. The consolidated entity’s current intention is based on these assumptions. The consolidated entity reserves the right to increase, reduce or suspend its contributions to the funds as it sees fit.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(b) Defined benefit pension plans

(i) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

Present value of the funded defined benefit obligation	1,034.6	885.4	290.4	265.6
Fair value of defined benefit plan assets	(848.8)	(624.9)	(254.6)	(206.8)
	185.8	260.5	35.8	58.8
Present value of the unfunded defined benefit obligation	27.3	67.2	—	—

Net liability before adjustment for contributions tax	213.1	327.7	35.8	58.8
Amounts not recognised as an asset	0.7	—	—	—
Net liability in the balance sheet	213.8	327.7	35.8	58.8

Net liability in the balance sheet comprises:
Retirement benefit asset	(2.9)	(0.6)	—	—
Retirement benefit obligation	216.7	328.3	35.8	58.8
Total net liability - Defined benefit pension plans	213.8	327.7	35.8	58.8

Total liability - Defined benefit pension plans	216.7	328.3	35.8	58.8

Total liability - Defined benefit non- pension plans - refer Note 32 (c) (i)	29.9	30.6	—	—

Total Retirement benefit obligations in the balance sheet	246.6	358.9	35.8	58.8

(ii) Allocation of plan assets

Proportion of the fair value of total plan assets:

	%	%	%	%

Equity securities	54.0	56.0	69.0	67.0
Debt securities	34.0	35.0	21.0	22.0
Real estate	4.0	2.0	—	—
Other assets	8.0	7.0	10.0	11.0

Total	100.0	100.0	100.0	100.0

Weighted average of fair value of assets by class:

	Domestic	Foreign
	%	%

Equity securities	69.0	47.0
Debt securities	21.0	40.0
Real estate	—	6.0
Other assets	10.0	7.0

Total	100.0	100.0

The defined benefit plan assets of the parent entity may include Amcor securities at various times throughout the year. At 30 June 2006, the plan did not hold any Amcor securities (2005: Nil).

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(iii) Reconciliations

Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	952.6	898.0	265.6	274.6
Current service cost	49.1	46.7	21.0	20.7
Interest cost	43.8	43.6	11.1	13.2
Actuarial gains and losses	17.0	80.8	16.6	(2.2)
Employee contributions	13.2	12.8	2.6	2.5
Benefits paid	(54.4)	(26.5)	(19.5)	(0.4)
Past service cost	1.0	0.3	—	—
Acquisition of businesses and controlled entities	—	—	—	—
Disposal of businesses and controlled entities	(44.9)	—	—	—
Curtailments	(1.4)	(0.3)	—	—
Settlement	(0.1)	(39.6)	—	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)	(7.0)	(3.2)
Plan converted from defined contribution to defined benefit	57.5	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	38.5	(57.6)	—	—
Balance at end of financial year	1,061.9	952.6	290.4	265.6

Funded defined benefit obligation	1,034.6	885.4	290.4	265.6
Unfunded defined benefit obligation	27.3	67.2	—	—
Balance at end of financial year	1,061.9	952.6	290.4	265.6

Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	624.9	600.2	206.8	200.7
Expected return on plan assets	42.7	36.7	15.5	13.3
Actuarial gains and losses	36.9	38.4	12.0	15.4
Contributions by Group companies	104.2	42.3	44.2	18.2
Contributions by plan participants	13.2	12.9	2.6	2.5
Benefits paid	(50.9)	(25.3)	(19.5)	(0.4)
Acquisition of businesses and controlled entities	—	—	—	—
Curtailments	(0.2)	—	—	—
Settlement	(0.1)	(39.6)	—	(39.6)
Expenses, taxes, premiums paid	(10.0)	(5.6)	(7.0)	(3.3)
Plan converted from defined contribution to defined benefit	64.2	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	23.9	(35.1)	—	—
Balance at end of financial year	848.8	624.9	254.6	206.8

(iv) Amounts recognised in income statement

The amounts recognised in the income statement are as follows:

Current service cost	49.1	46.7	21.0	20.7
Interest cost	43.8	43.6	11.1	13.2
Expected return on plan assets	(42.7)	(36.7)	(15.5)	(13.3)
Past service cost	1.0	0.3	—	—
Curtailments/settlements (Gain)/Loss	—	—	—	—
Increase in allowance for contributions tax on net liability	—	—	—	—
Losses (gains) on curtailments and benefits paid	(7.4)	(3.1)	—	(2.8)
Total included in employee benefits expense	43.8	50.8	16.6	17.8

Actual return on plan assets	79.6	75.1	27.5	28.7

(v) Amounts recognised in the statement of recognised income and expense

Net actuarial gains (losses) recognised in the financial year	19.9	(42.4)	(4.6)	17.6

The cumulative amount of actuarial gains (losses) recognised through the statement of recognised income and expense as at 30 June 2006 is ($22.5) million (2005: ($42.4) million).

(vi) Expected return on asset assumption

The expected rate of return on assets assumption is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class. The returns used for each classare net of tax and investment fees.

(vii) Estimated future benefit payments

	CONSOLIDATED
	Domestic	Foreign
	$m	$m
Estimated future benefit payments

Financial year ending:
30 June 2007	25.8	21.5
30 June 2008	22.4	21.1
30 June 2009	25.0	23.1
30 June 2010	25.1	24.5
30 June 2011	23.6	25.8
Next 5 years	134.3	165.7
Total	256.2	281.7

The investment strategies for the consolidated entity’s defined benefit plans are varied, with the plans seeking to achieve moderate to high returns within a given risk profile. Investment target strategies for the material defined benefit plans include:

•                  High returns in the long term, while tolerating a reasonably high degree of volatility of returns over the short period.

•                  A balance of equity, debt securities and fixed income securities, which would be expected to produce a moderately high return over the long-term, with only a moderate degree of variability of returns over short periods.

•                  Where investments are made in equity securities, ensuring there is an appropriate mix of domestic and international securities.

•                  To achieve returns greater than a pre-determined percentage above the prevailing inflation rate.

•                  To ensure all legal obligations are met.

(ix) Estimated future contributions

Employer contributions to the defined benefit pension plans are based on recommendations by the plans’ actuaries. Actuarial assessments are made periodically.

Employer contributions to defined benefit funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $16.4 million for domestic plans and $20.7 million for foreign plans. Employer contributions to defined benefit funds for the parent entity during the financial year ending 30 June 2007 are expected to total $16.4 million.

The consolidated entity and the company have used the AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A (p) above for each annual reporting period prospectively from transition date.

(x) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making
	funding recommendations
		Expected	Future
	Discount	return on	salary
	rate	plan assets	increases
	%	%	%
30 June 2006
Amcor Limited
Amcor Superannuation Fund	5.0	8.0	4.5

Controlled Entities
Amcor Flexibles (UK) Pension Plan	5.2	6.4	4.4
Amcor New Zealand Super Fund	4.0	5.5	3.8
Amcor PET Packagng UK Limited Pension Plan	5.3	7.5	3.7
Amcor PET Packaging Pension Plan USA	6.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.3	3.5	2.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	6.5	4.1
Other funds (2)	3.9	4.8	2.0

30 June 2005
Amcor Limited
Amcor Superannuation Fund	4.5	7.0	4.5

Controlled Entities
Amcor Flexibles (UK) Pension Plan	5.0	6.1	4.1
Amcor New Zealand Super Fund	3.9	5.5	3.8
Amcor PET Packagng UK Limited Pension Plan	5.0	7.1	3.3
Amcor PET Packaging Pension Plan USA	5.3	8.0	4.5
Amcor Rentsch/Poly Laupen	3.0	3.5	1.0
Amcor Twinpack Americas Inc Pension Plan for salaried employees	4.5	7.0	3.0
Other funds (2)	4.2	4.1	2.3

(xi) All plans are listed below showing the details of the net financial position and arrangements for employer contributions for funding for each defined benefit plan based on the requirements of AAS 25 Financial Reporting by Superannuation Plans.

							Economic assumptions used in
							making funding recommendations
		Fund assets		Accrued
		at net		surplus/				Expected	Future
	Reporting	market	Accrued	(deficit)	Current contribution		Discount	return on	salary
Defined benefit funds as at 30 June 2006	date	value	benefits	(1)	recommendations	Funding method	rate	plan assets	increases

Amcor Limited

Amcor Superannuation Fund (2)	30/06/2006	254.6	265.1	(10.5)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	8.0	5.0

Controlled Entities
Amcor Flexibles (UK) Pension Plan	30/06/2006	188.5	222.4	(33.9)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.4	4.0

Amcor New Zealand Super Fund (2)	30/06/2006	22.4	23.5	(1.1)	11% of members salaries, including withholding tax	Projected Unit Credit Method	5.5	5.5	4.0

Amcor PET Packagng UK Limited Pension Plan	30/06/2006	19.5	29.1	(9.6)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.5	3.5

Amcor PET Packaging Pension Plan USA	30/06/2006	29.0	30.0	(1.0)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5

Amcor Rentsch/Poly Laupen	30/06/2006	89.7	71.8	17.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	3.5	3.5	—

Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/06/2006	29.5	55.4	(25.9)	Estimated minimium annual employer contribution of CAD 1.24m for salaried employees	Projected Unit Credit Method	4.3	6.5	2.5

Other funds (3)	Various	94.4	134.4	(40.0	Various	Various	4.7	4.8	2.0

							Economic assumptions used in
							making funding recommendations
		Fund assets		Accrued
		at net		surplus/				Expected	Future
	Reporting	market	Accrued	(deficit)	Current contribution		Discount	return on	salary
Defined benefit funds as at 30 June 2006	date	value	benefits	(1)	recommendations	Funding method	rate	plan assets	increases

Amcor Limited

Amcor Superannuation Fund (2)	30/06/2004	206.8	250.2	(43.4)	11% of salary plus deemed and salary sacrifice contributions	Target coverage of vested benefits	7.0	7.0	5.0

Controlled Entities

				(32.4)	11.9% of pensionable salary for one category of members (Level B) and 18.9% of pensionable salary for other members	Projected Unit Method	6.3	6.1	4.0
Amcor Flexibles (UK) Pension Plan	30/06/2005	180.5	212.9
				3.8	11% of members salaries, including withholding tax	Projected Unit Credit Method	6.0	5.5	5.0
Amcor New Zealand Super Fund (2)	30/06/2005	28.1	24.3
				(9.2)	12.6% of pensionable earnings	Projected Unit Method	7.9	7.1	3.5
Amcor PET Packagng UK Limited Pension Plan	30/06/2005	18.7	27.9
				(2.9)	Contributions prescribed by Trust Deed rules	Projected Unit Credit Method	8.0	8.0	4.5
Amcor PET Packaging Pension Plan USA	30/06/2005	20.2	23.1
				4.9	Contributions prescribed by Trust Deed rules	Method prescribed by statutory legislation	4.0	3.5	—
Amcor Rentsch/Poly Laupen	30/06/2005	66.6	61.7

Amcor Twinpack Americas Inc Pension Plan for salaried employees	30/06/2005	25.8	48.6	(22.8)	Estimated minimium annual employer contribution of CAD 1.24m for salaried employees	Projected Unit Credit Method	4.3	7.0	2.5

Other funds (3)	Various	84.0	127.3	(43.3)	Various	Various	4.3	4.6	2.0

(1)          Net financial position of plan

The aggregate deficit of fund assets over accrued benefits calculated as the difference between fund assets at net market value as at the last reporting date of each fund and the accrued benefits as at the last actuarial date of each fund is $104.1 million (2005: $145.2 million). This amount does not represent the actual shortfall of fund assets over accrued benefits that existed at 30 June 2006, but does represent the most up to date information which it has been possible to obtain.

(2)          Net financial position of plan

Relates only to the defined benefit section of the respective funds

(3)          Other funds comprise the following:

Amcor PET Packaging Canada Inc Plan for hourly paid employees

Amcor PET Packaging Canada Inc Pension Plan and supplemental plan for executive employees

Amcor Gent Plan Belgium

Amcor Halen Plan Belgium

Amcor Flexibles Envi Netherlands

Amcor Flexibles Haarlem Netherlands

Amcor Flexibles Drammen Norway

Amcor Flexibles Schroeder & Wagner

Amcor Flexibles Helio –Folien

Amcor Flexibles Tobepal

Amcor Flexibles Tobefil

Amcor Flexibles France

Amcor Flexibles SPS

Amcor Flexibles Albertazzi

Amcor Flexibles Pension Innerfor Skatteregiene

Amcor Flexibles Avtalesfestet Fortids Pension

Amcor Flexibles Retirement Plan Schupbach AG und Ivers Lee AG

Amcor Flexibles Lund

Amcor PET Packaging Belgium

Amcor PET Packaging Iberia SA

Amcor PET Packaging Germany

White Cap Belguim (2005 Only)

White Cap Germany (2005 Only)

White Cap France (2005 Only)

(xii) Historic summary

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Defined benefit plan obligation	1,062.6	952.6	290.4	265.6
Plan assets	848.8	624.9	254.6	206.8
Surplus/(deficit)	(213.8)	(327.7)	(35.8)	(58.8)

Experience adjustments arising on plan liabilities	(42.0)	(27.1)	(26.2)	(2.1)
Experience adjustments arising on plan assets	37.9	38.6	12.0	15.4

(xiii) Classification of defined benefit related charges in the income statements

The following table sets out the classification of defined benefit related expenses included in the income statement for both pension and non pension defined benefit plans.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Cost of sales	11.3	5.4	—	—
Sales and marketing expenses	0.5	0.8	—	—
General and administration expenses	29.7	32.3	21.0	17.9
Research and development costs	0.3	8.3	—	—
Net financing costs	2.0	8.5	(4.4)	(0.1)

Total	43.8	55.3	16.6	17.8

(c) Defined benefit non-pension plans

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(i) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

Present value of the funded defined benefit obligation	—	—	—	—
Fair value of plan assets	—	—	—	—
	—	—	—	—
Present value of the unfunded defined benefit obligation	29.9	30.6	—	—
Net liability in the balance sheet	29.9	30.6	—	—

(ii) Allocation of plan assets

Plan assets represent $nil at 30 June 2006 (2005: $nil)

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(iii) Reconciliations

Reconciliation of the present value of the defined benefit obligation:
Balance at beginning of financial year	30.6	25.0	—	—
Current service cost	1.4	2.9	—	—
Interest cost	1.0	1.6	—	—
Actuarial (gains) and losses	(2.4)	4.0	—	—
Benefits paid	(1.2)	(1.5)	—	—
Curtailments	(2.4)	—	—	—
Foreign exchange fluctuations on translation of overseas controlled entities	2.9	(1.4)	—	—
Balance at end of financial year	29.9	30.6	—	—

Reconciliation of the fair value of defined benefit plan assets:
Balance at beginning of financial year	—	—	—	—
Contributions by Group companies	—	0.3	—	—
Benefits paid	—	(0.3)	—	—
Curtailments	—	—	—	—
Balance at end of financial year	—	—	—	—

(iv) Amounts recognised in income statement

The amounts recognised in the income statement are as follows:

Current service cost	1.4	2.9	—	—
Interest cost	1.0	1.6	—	—
Losses (gains) on curtailments and benefits paid	(2.4)	—	—	—
Total included in employee benefits expense	—	4.5	—	—

Actual return on plan assets	—	—	—	—

(v) Amounts recognised in the statement of recognised income and expense

Net actuarial gains (losses) recognised in the financial year	2.4	(4.0)	—	—

The cumulative amount of actuarial gains (losses) recognised through the statement of recognised income and expense as at 30 June 2006 is $(1.6) million (2005: $(4.0) million).

(vi) Estimated future benefit payments

CONSOLIDATED
Foreign
$m
Estimated future benefit payments

Financial year ending:
30 June 2007	2.4
30 June 2008	1.5
30 June 2009	1.7
30 June 2010	1.9
30 June 2011	1.7
Next 5 years	8.9
Total	18.1

(vii) Estimated future contributions

Employer contributions to the defined benefit non-pension plans are based on recommendations by the plans’ actuaries. Actuarial assessments are made periodically.

Employer contributions to defined benefit non-pension funds for the consolidated entity during the financial year ending 30 June 2007 are expected to total $0.5 million for foreign plans.

(viii) Principal actuarial assumptions

The principal actuarial assumptions used for the purposes of reporting under AASB 119 Employee Benefits are as follows:

	Economic assumptions used in making
	funding recommendations
		Future
	Discount	salary	Medical cost
	rate	increases	trend rates
	%	%	%
30 June 2006 (1)
Controlled Entities
Amcor Flexibles Transpac SA	3.8	—	—
Amcor Flexibles Transpac SA - (Jubilee)	4.7	3.8	—
Amcor Flexibles Schroeder & Wagner GmbH	4.7	—	—
Amcor Flexibles Helio Folien GmbH	3.8	—	—
Amcor Flexibles Helio Folien GmbH - (Jubilee)	4.7	—	—
Amcor Flexible France SA	4.2	2.3	—
Amcor PET Packaging USA Inc. consolidated retiree
welfare benefit program	6.3	—	12.0
Amcor PET Packaging Canada Inc. Group Insurance
Plans	4.5	—	5.0

30 June 2005 (1)
Controlled Entities
Amcor Flexibles Transpac SA	2.5	—	—
Amcor Flexibles Transpac SA - (Jubilee)	4.0	3.8	—
Amcor Flexibles Schroeder & Wagner GmbH	4.0	—	—
Amcor Flexibles Helio Folien GmbH	2.5	—	—
Amcor Flexibles Helio Folien GmbH - (Jubilee)	4.0	—	—
Amcor Flexible France SA	4.0	2.3	—
Amcor PET Packaging USA Inc. consolidated retiree
welfare benefit program	5.3	—	12.0
Amcor PET Packaging Canada Inc. Group Insurance
Plans	4.5	—	5.0

As these non pension plans do not hold any assets the expected return on plan assets is nil.

(ix) Historic summary

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Defined benefit plan obligation	29.9	30.6	—	—
Plan assets	—	—	—	—
Deficit	29.9	30.6	—	—

Experience adjustments arising on plan liabilities	(0.1)	(2.4)	—	—

(x) Effects of changes in assumed medical cost trend rates

A 1% decrease in medical cost trend rates would be expected to reduce service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.1 million respectively. A 1% increase in medical cost trend rates would be expected to increase service and interest cost components and the value of the defined benefit obligation by $0.2 million and $2.6 million respectively.

(xi) Classification of defined benefit related charges in the income statements

See note 32(b)(xiii) for defined benefit pension plans.

The consolidated entity and the company have used the AASB 1 First-time adoption of Australian Equivalents to International Financial Reporting Standards paragraph 20A exemption and disclosed amounts under AASB 1 paragraph 20A (p) above for each annual reporting period prospectively from transition date.

NOTE 33. CONTRIBUTED EQUITY

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Issued and paid-up: 890,252,026 ordinary shares with nil par value (2005: 878,182,834) (1)	2,810.2	2,725.4	2,810.2	2,725.4

1,317,000 partly paid ordinary shares with nil par value (2005: 1,467,000) (2)	0.1	0.1	0.1	0.1

Perpetual Amcor Convertible Reset Securities (2005: 6,099,087) (3)	—	596.6	—	—

TOTAL CONTRIBUTED EQUITY	2,810.3	3,322.1	2,810.3	2,725.5

(1)          Fully paid ordinary shares carry one vote per share and carry the right to dividends.

(2)          The partly paid ordinary shares comprise 915,000 (2005: 1,035,000) shares paid to five cents and 402,000 (2005: 432,000) shares paid to one cent under Employee Share / Option Plans. The aggregate uncalled capital of $8.9 million (2005: $10.0 million) will be brought to account when these shares are fully paid.

(3)          PACRS are now reported as debt (Refer Note 25) Refer Note 1(z) for details on the impact of transition to AASB 132 and AASB 139.

	CONSOLIDATED		CONSOLIDATED
	2006		2005
	No,		No,
	‘000	$m	‘000	$m

(a) Reconciliation of fully paid ordinary shares

Balance at beginning of year	878,183	2,725.5	877,950	2,721.4
Calls on partly paid shares	150	1.1	325	2.1
Issue of shares to employees in lieu of bonus payments (Note 48(a))	—	—	34	—
Exercise of options and loan repayments under the employee share / option plan (Note 48(d))	1,903	20.9	2,069	17.3
Conversion of convertible securities (Notes 25 and 30)	18,203	121.5	10	0.1
Share buy-back (1)	(8,187)	(57.8)	(2,205)	(15.4)
Transaction costs associated with the issue of capital	—	(0.9)	—	—

Balance at end of year	890,252	2,810.3	878,183	2,725.5

(1)          On 25 May 2006 (2005: 19 April 2005), the Company completed the on market buy-back of 8,187,171 (2005: 2,205,000) fully paid ordinary shares, representing 0.93% (2005: 0.25%) of ordinary shares on that date. The totalconsideration of shares bought back on market was $57,836,513 (2005: $15,442,612) being an average, including incidental costs, of $7.06 (2005: $7.00) per share.

	CONSOLIDATED		CONSOLIDATED
	2006	2006	2005	2005
	No. ’000	$m	No. ’000	$m
(b) Reconciliation of partly paid ordinary shares

Balance at beginning of year	1,467	0.1	1,792	0.1
Converted to fully paid ordinary shares	(150)	—	(325)	(0.1)

Balance at end of year	1,317	0.1	1,467	—

(c) Other equity securities

Refer Note 48 for details of performance rights issues, CEO options and CEO performance rights.

NOTE 34. RESERVES AND RETAINED PROFITS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Reserves

Available for sale investments revaluation reserve	(1.8)	—	—	—
Cashflow hedge reserve	(19.0)	—	(21.2)	—
Share-based payments reserve	7.8	4.4	7.8	4.4
Exchange fluctuation reserve	(71.5)	(152.6)	—	—

TOTAL RESERVES	(84.5)	(148.2)	(13.4)	4.4

Reconciliations

AVAILABLE FOR SALE INVESTMENTS REVALUATION RESERVE
Balance at beginning of financial year	—	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	(1.7)	—	—	—
Revaluation - gross (Note 18)	(0.1)	—	—	—

Balance at end of financial year	(1.8)	—	—	—

CASH FLOW HEDGE RESERVE
Balance at beginning of financial year	—	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	(28.0)	—	(24.1)	—
Revaluation - gross	3.5	—	—	—
Deferred tax	(0.8)	—	—	—
Transfer to net profit - gross	7.9	—	4.0	—
Deferred tax	(1.8)	—	(1.3)	—
Transfer to non-financial assets - gross	0.2	—	—	—
Balance at end of financial year	(19.0)	—	(21.2)	—

SHARE-BASED PAYMENTS RESERVE

Balance at beginning of financial year	4.4	0.7	4.4	0.7
Options expense and other share based payments	3.5	3.7	3.5	3.7
Transfer to share capital (options exercised)	(0.1)	—	(0.1)	—
Balance at end of financial year	7.8	4.4	7.8	4.4

EXCHANGE FLUCTUATION RESERVE

Balance at beginning of financial year	(152.6)	—	—	—
Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	1.6	—	—	—
Currency translation differences arising during financial year	63.2	(146.2)	—	—
Deferred tax (Note 20)	16.3	(6.4)	—	—

Balance at end of financial year	(71.5)	(152.6)	—	—

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
(b) Retained profits
Balance at beginning of financial year	726.1	857.7	2,411.8	2,320.2

Adjustment on adoption of AASB 132 and AASB 139, net of tax (Note 1(z))	3.2	—	(8.3)	—
Profit attributable to members of Amcor Limited	351.3	245.3	(74.3)	371.5

Actuarial gains/losses recognised directly in equity	12.8	(34.4)	(3.3)	10.3

Dividends paid (Note 37)	(298.8)	(290.2)	(298.8)	(290.2)
Distribution paid on PACRS Note 1(z):
- Coupon rate of 8.5733% on $400 million from 1 July 2004 to 30 April 2005	—	(28.7)	—	—
- Coupon rate of 8.5733% on $400 million from 1 May 2005 to 30 June 2005	—	(5.6)	—	—
Distribution paid on PACRS2:
- Coupon rate of 8.57% on $210 million from 1 July 2004 to 30 April 2005	—	(15.0)	—	—
- Coupon rate of 8.57% on $210 million from 1 May 2005 to 30 June 2005	—	(3.0)	—	—

Balance at end of financial year	794.6	726.1	2,027.1	2,411.8

(c) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve

Changes in the fair value and exchange differences arising on translation of investments, such as equities, classified as available-for-sale financial assets, are taken to the available-for-sale investments revaluation reserve, as described in Note 1(o). Amounts are recognised in the income statement when the associated assets are sold or impaired.

(ii) Hedging reserve - cash flow hedges

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

(iii) Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options recognised as an expense.

(iv) Exchange fluctuation reserve

Exchange differences arising on translation of foreign controlled operations are taken to the exchange fluctuation reserve, as described in Note 1(o). The reserve is recognised in the income statement when the net investment is disposed of.

NOTE 35. MINORITY INTEREST

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Share capital	36.4	58.0	—	—
Reserves	(5.3)	(14.0)	—	—
Retained profits	20.5	34.0	—	—

TOTAL MINORITY INTEREST	51.6	78.0	—	—

NOTE 36. TOTAL EQUITY RECONCILIATION

CONSOLIDATED

						Total
						Attributable to
						Members of
			Contributed		Retained	the Parent	Minority
	Note		equity	Reserves	profits	Entity	interest	Total equity
			$m	$m	$m	$m	$m	$m
Balance at 1 July 2005			3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0
Effect of change in accounting policy, net of tax	1	(z)	—	(28.1)	3.2	(24.9)	—	(24.9)
Reclassification of PACRS to interest bearing liabilities	1	(z)	(596.6)	—	—	(596.6)	—	(596.6)
Balance at 1 July 2005 - re-stated			2,725.5	(176.3)	729.3	3,278.5	78.0	3,356.5
Total recognised income and expense for the year			—	88.2	364.1	452.3	34.1	486.4
Contributions of equity, net of transaction costs			142.6	—	—	142.6	—	142.6
Share-based payments options expense			—	3.5	—	3.5	—	3.5
Share buy-back			(57.8)	—	—	(57.8)	—	(57.8)
Dividends provided or paid			—	—	(298.8)	(298.8)	—	(298.8)
Minority interest buy out			—	—	—	—	(5.8)	(5.8)
Dividends paid to minority interests in subsidiaries			—	—	—	—	(8.0)	(8.0)
Disposals of controlled entities and businesses			—	0.1	—	0.1	(46.7)	(46.6)

Balance at 30 June 2006			2,810.3	(84.5)	794.6	3,520.4	51.6	3,572.0

				Total
				Attributable to
				Members of
	Contributed		Retained	the Parent	Minority
	equity	Reserves	profits	Entity	interest	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 July 2004	3,318.0	0.7	857.7	4,176.4	90.7	4,267.1
Total recognised income and expense for the year	—	(152.6)	210.9	58.3	(2.7)	55.6
Contributions of equity, net of transaction costs	19.5	—	—	19.5	—	19.5
Share-based payments options expense	—	3.7	—	3.7	—	3.7
Share buy-back	(15.4)	—	—	(15.4)	—	(15.4)
Dividends provided or paid	—	—	(290.2)	(290.2)	—	(290.2)
Distribution accrued on PACRS	—	—	(52.3)	(52.3)	—	(52.3)
Minority interest buy-out	—	—	—	—	(3.1)	(3.1)
Dividends paid to minority interests in subsidiaries	—	—	—	—	(6.9)	(6.9)

Balance at 30 June 2005	3,322.1	(148.2)	726.1	3,900.0	78.0	3,978.0

NOTE 36. TOTAL EQUITY

AMCOR LIMITED

						Total
						Attributable to
						Members of
			Contributed		Retained	the Parent	Minority
	Note		equity	Reserves	profits	Entity	interest	Total equity
			$m	$m	$m	$m	$m	$m
Balance at 1 July 2005			2,725.5	4.4	2,411.8	5,141.7	—	5,141.7
Effect of change in accounting policy	1	(z)	—	(24.1)	(8.3)	(32.4)	—	(32.4)
Balance at 1 July 2005 - re-stated			2,725.5	(19.7)	2,403.5	5,109.3	—	5,109.3
Total recognised income and expense for the year			—	2.8	(77.6)	(74.8)	—	(74.8)
Contributions of equity, net of transaction costs			142.6	—	—	142.6	—	142.6
Share-based payments options expense			—	3.5	—	3.5	—	3.5
Share buy-back			(57.8)			(57.8)	—	(57.8)
Dividends provided or paid			—	—	(298.8)	(298.8)	—	(298.8)

Balance at 30 June 2006			2,810.3	(13.4)	2,027.1	4,824.0	—	4,824.0

				Total
				Attributable to
				Members of
	Contributed		Retained	the Parent	Minority
	equity	Reserves	profits	Entity	interest	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 July 2004	2,721.4	0.7	2,320.2	5,042.3	—	5,042.3
Total recognised income and expense for the year	—	—	381.8	381.8	—	381.8
Contributions of equity, net of transaction costs	19.5	—	—	19.5	—	19.5
Share-based payments options expense	—	3.7	—	3.7	—	3.7
Share buy-back	(15.4)	—	—	(15.4)	—	(15.4)
Dividends provided or paid	—	—	(290.2)	(290.2)	—	(290.2)

Balance at 30 June 2005	2,725.5	4.4	2,411.8	5,141.7	—	5,141.7

NOTE 37. DIVIDENDS

	AMCOR LIMITED
	2006	2005
	$m	$m

(a) Ordinary shares

Final dividend for the financial year ended 30 June 2005 of 17 cents (2004: 16 cents) per fully paid share paid on 28 September 2005 (2004: 29 September 2004)
Franked at 22% based on tax paid at 30%	149.3	—
Franked at 40% based on tax paid at 30%	—	140.6

Interim dividend for the financial year ended 30 June 2006 of 17 cents (2005: 17 cents) per fully paid share paid 31 March 2006 (2005: 23 March 2005)
Franked at 15% based on tax paid at 30%	149.5	—
Franked at 28% based on tax paid at 30%	—	149.6

(b) Dividends not recognised at year end

In addition to the above dividends, since the end of the financial year, directors have declared a final dividend of 17 cents per fully paid ordinary share, (2005: 17 cents) 15% franked (2005: 22% franked) based on tax paid at 30% of which 75% is sourced from the Conduit Foreign Income Account (2005: Nil) . The aggregate amount of the proposed dividend expected to be paid on 29 September 2006 out of retained profits at 30 June 2006, but not recognised as a liability at year end, is:	151.5	149.3

(c) Franked dividends

The franked portions of the final dividends recommended after 30 June 2006 will be franked out of existing franking credits or franking credits arising from the payment of income tax in the year ending 30 June 2006.

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Franking credits available for subsequent financial years based on a tax rate of 30% (2005: 30%)	—	—	—	—

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)   franking credits that will arise from the payment of the amount of the current tax liabilities

(b)   franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c)   franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of subsidiaries were paid as dividends.

The impact on the franking account of the dividend recommended by the Directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $9.7 million (2005: $14.1 million).

(d) Conduit Foreign Income Account

For non-resident shareholders for Australian Tax puposes, future dividends will not be subject to Australian withholding tax to the extent that they are franked or sourced from the parent entity’s Conduit Foreign Income Account. For the dividend payable in September 2006, 75% of the dividend is sourced from the parent entity’s Conduit Foreign Income Account. As a result, 90% of the dividend paid to a non-resident will not be subject to Australian withholding tax.

The balance of the Conduit Foreign Income Account as at 30 June 2006 is $788.4 million (2005:Nil). This will reduce to $673.6 million after payment of the September 2006 dividend.

NOTE 38. OTHER FINANCIAL INSTRUMENT INFORMATION

Included below are details of interest rate swap contracts, cross currency interest rate swaps, interest rate risk exposures, forward foreign exchange contracts, commodity swap contracts and fair value assessments. Equity related derivative instruments are included in Note 18.

For all interest rate, foreign exchange and commodity contracts, that are designated as part of a cash flow hedge, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity. When the cash flows occur, the amount that has been deferred in equity is released to the balance sheet or income statement as appropriate.

At balance date, contracts determined to be an effective hedge were assets of $3.5 million. During the year ended 30 June 2006, $0.2 million (2005: nil) was removed from equity and added to the measurement of non-financial assets and a $ 7.9 million loss (2005: nil) was transferred to the income statement. In the year ended 30 June 2006, there was a gain from the increase in fair value of non-designated hedging instruments of $2.4 million.

(a)           Interest rate swap contracts and cross currency interest rate swaps

Interest rate swaps and forward rate agreements have been taken out to swap floating rate borrowings into fixed rates and vice-versa. Cross currency interest rate swaps have been taken out to swap long term Australian denominated borrowings into foreign currencies to hedge the investment in entities with functional currencies which are not the reporting currency of the parent entity.

Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. Floating rates are based on interest rate settings in the currencies concerned plus the consolidated entity’s credit margin.

There are no interest rate swap contracts currently in place over the consolidated entity’s borrowings (2005: swap contracts over 17% of borrowings). The fixed interest rates ranged between 4.81% and 7.65% in 2005 and the variable rates between 2.15% and 5.77% in 2005.

At 30 June 2006, the notional principal amounts and periods of expiry of the interest rate swaps and cross currency interest rate swap contracts are as follows:

NOTE 38. OTHER FINANCIAL INSTRUMENT INFORMATION

Periods of expiry of interest rate and cross currency interest rate swaps

	Interest rate swap		Cross currency interest
	contracts		rate swap contracts
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000

1 year or less
AUD	—	(480.0)	—	607.3
EUR	—	480.0	—	(607.3)
Over 1 to 2 years
AUD	—	—	—	116.0
USD	—	6.1	—	—
CAD	—	—	—	(116.0)

The contracts require settlement of net interest receivable or payable each 90 or 180 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt. The contracts are settled on a net basis.

The gain or loss from re-measuring the hedging instruments at fair value is deferred in equity in the hedging reserve or exchange fluctuation reserve, to the extent that it is an effective cash flow or net investment hedge. Amounts in the cash flow hedge reserve are re-classified into the income statement when the hedged interest expense is recognised. The ineffective portion is recognised in income immediately.

During the year, all interest rate swaps were settled. There was a gain from a decrease in the fair value of non-designated interest rate swaps of $9.2 million to the income statement.

During the year, all cross currency interest rate swaps were settled. There was a decrease of $31.1 million in the fair value of cross currency interest rate swaps, of which, $0.1 million loss was recognised in the income statement and $31.0 million was recognised in reserves.

The fair value of interest rate and cross currency interest rate swaps held as at reporting date are:

	2006	2005
	$’000	$’000
Interest rate swaps	—	(9.2)
Cross currency interest rate swaps	—	83.1

(b) Interest rate risk exposures

The following table sets out the consolidated entity’s exposure to interest rate risk for financial liabilities, including the contractual re-pricing dates and the effective weighted average interest rate by maturity periods.

For details relating to the financial assets, refer:

•      Cash – Note 13

•      Receivables – Notes 14

•      Other financial assets – Notes 16 and 18.

											Effective
											Weighted
		Floating	Fixed interest maturing in:						Non-		Average
		Interest	1 year or	Over 1 to	Over 2 to	Over 3 to	Over 4 to	Over 5	interest		Interest
	Note	Rate	less	2 years	3 years	4 years	5 years	years	Bearing	Total	Rate
2006 $m

Financial Liabilities
Payables	23, 28	—	—	—	—	—	—	—	2,107.7	2,107.7	—
Bank and other loans	24, 29	1,004.5	6.1	51.6	—	—	—	161.7	5.1	1,229.0	4.93%
Commercial paper	24, 29	211.0	—	—	—	—	—	—	—	211.0	5.56%
US$ Notes	24, 29	—	—	—	—	54.0	—	621.1	—	675.1	5.58%
Eurobond	24, 29	—	—	—	—	—	595.5	—	—	595.5	4.44%
Lease liabilites	24, 29	—	8.3	—	—	22.3	34.1	—	—	64.7	6.48%
Subordinated convertible securities	25,30	—	464.2	—	—	—	—	—	—	464.2	8.41%
		1,215.5	478.6	51.6	—	76.3	629.6	782.8	2,112.8	5,347.2	5.54%

2005 $m

Financial Liabilities
Payables	23, 28	—	—	—	—	—	—	—	2,027.6	2,027.6	—
Bank and other loans	24, 29	1,187.1	2.0	3.7	0.9	7.7	—	—	6.7	1,208.1	4.22%
Commercial paper	24, 29	307.7	—	—	—	—	—	—	—	307.7	4.64%
US$ Notes	24, 29	—	—	—	—	—	52.5	603.3	—	655.8	5.58%
Eurobond	24, 29	—	—	—	—	—	—	554.5	—	554.5	4.44%
Lease liabilites	24, 29	0.7	2.2	3.3	—	—	71.7	0.5	—	78.4	6.56%
Distributions payable	27	—	—	—	—	—	—	—	8.7	8.7	—
Subordinated convertible securities	25,30	—	—	301.1	—	—	—	—	—	301.1	7.25%
		1,495.5	4.2	308.1	0.9	7.7	124.2	1,158.3	2,043.0	5,141.9	4.94%

(c) Forward foreign exchange contracts

In order to protect against exchange rate movements, the consolidated entity has entered into forward exchange contracts to hedge all net forecast or actual foreign currency exposures greater than A$100,000. The cash flows are expected to occur at various dates up to one year from the balance date.

At balance date, the details of outstanding contracts were:

	2006		2005
	Weighted	2006	Weighted	2005
	Average	Contract	Average	Contract
	Rate	Amounts	Rate	Amounts
		$m		$m
Buy Contracts
0-12 months
CAD	—	—	0.94	1.0
CHF	0.90	0.5	0.91	1.2
DKK	4.35	9.9	4.70	14.5
EUR	0.59	76.8	0.60	50.2
GBP	0.40	15.3	0.40	8.4
JPY	—	—	76.54	3.4
NZD	—	—	1.09	0.9
PLN	2.37	1.6	—	—
SEK	5.42	13.4	5.80	13.2
USD	0.75	93.6	0.76	75.0
Over 1 to 2 years
EUR	0.59	16.1	0.61	2.5
USD	0.75	1.6	0.75	4.3

Sell Contracts
0-12 months
CAD	0.82	73.3	—	—
CHF	0.91	0.2	0.97	5.7
DKK	4.35	5.6	4.70	5.1
EUR	—	—	0.61	0.7
GBP	0.40	13.2	0.41	22.1
NOK	4.58	4.9	5.12	6.0
NZD	1.15	70.7	1.08	29.5
SEK	5.41	2.3	5.78	2.8
USD	0.73	74.4	0.76	28.7

The fair value of forward foreign exchange contracts held as at the reporting date are:

	2006	2005
	$m	$m

Forward foreign exchange contracts	7.1	(4.1)

(d) Commodity swap contracts

The consolidated entity enters into various fixed price commodity swap contracts on behalf of certain customers. Hedging undertaken is based on customer instructions and all related costs are passed to the customer. The following table sets out the gross value to be received under commodity swap contracts, the weighted average contracted London Metals Exchange rates and the settlement periods of contracts outstanding as at 30 June:

	2006	2005	2006	2005
	Average Fixed	Average Fixed	Contract	Contract
USD denominated	Price	Price	Amounts	Amounts
contracts	per tonne	per tonne	A$m	A$m
Buy Contracts
0-12 months Aluminium	2,599.6	1,828.3	13.8	29.4
Over 1 to 2 years Aluminium	2,785.0	—	1.0	—

	2006	2005	2006	2005
	Average Fixed	Average Fixed	Contract	Contract
AUD denominated	Price	Price	Amounts	Amounts
contracts	per tonne	per tonne	A$m	A$m
Buy Contracts
0-12 months Aluminium	3,715.0	—	24.5	—

The fair value of commodity swap contracts held as at the reporting date are:

	2006	2005
	$m	$m

Commodity fixed price swaps	(1.3)	(1.6)

(e) Fair values

The following table sets out the carrying amounts and fair values of interest bearing financial liabilities at balance date.

For details relating to the financial assets, refer:

•      Cash – Note 13

•      Receivables – Notes 14

•      Other financial assets – Notes 16 and 18.

The fair value of cash, receivables and other financial assets approximates their carrying value.

		Carrying	Net Fair	Carrying	Net Fair
		Amount	Value	Amount	Value
	Note	2006	2006	2005	2005
		$m	$m	$m	$m
Financial Liabilities

Payables	23, 28	2,107.7	2107.7	2,027.6	2,027.6
Bank and other loans	24, 29	1,229.0	1229.0	1,208.1	1,208.1
Commercial paper	24, 29	211.0	211.0	307.7	307.7
US$ Notes	24, 29	675.1	623.4	655.8	651.8
Eurobond	24, 29	595.5	589.3	554.5	578.0
Lease liabilities	24, 29	64.7	64.7	78.4	78.4
Distributions payable	27	—	—	8.7	8.7
Undated subordinated convertible securities	25, 30	464.2	464.7	301.1	316.2

For details relating to methods and significant assumptions applied in determining fair values of financial liabilities, refer to Note 1 (q).

Amcor Limited and its controlled entities
Noted to the financial statements
30 June 2006

93

NOTE 39. KEY MANAGEMENT PERSONNEL AND THEIR RELATED PARTIES DISCLOSURES

(a) Directors

The following persons were directors of Amcor Limited during the financial year:

Names	Period of Directorship

C I (Chris) Roberts – Chairman	Director since 1999 – Appointed Chairman 2000
K N (Ken) MacKenzie - CEO	Director since 2005
R K (Keith) Barton	Director since 1999
G J (John) Pizzey	Director since 2003
J G (John) Thorn	Director since 2004
G A (Geoff) Tomlinson	Director since 1999
E J J (Ernest) Pope	Director since 2005 – Appointed October 2005
D C K (Charles) Allen	Director since 1996 – Retired October 2005
E A (Elizabeth) Alexander	Director since 1994 – Retired October 2005
R H (Russell) Jones	Director since 1998 – Retired December 2004

(b) Other key management personnel (other than directors)

The following persons also had authority and responsibility for planning, directing and controlling the activities of the consolidated entity, directly or indirectly, during the financial year:

Name	Position	Employer
W P Day	Executive General Manager Finance	Amcor Limited
I G Wilson	Strategic Development Director	Amcor Limited
L J Lachal	Managing Director, Amcor Australasia	Amcor Packaging Australia Pty Ltd
G S James	Chief Executive Officer, Amcor Flexibles	Amcor Europe Group Management
W J Long	President, Amcor PET Packaging	Amcor PET Packaging USA Inc
E E Bloom	President and Chief Executive Officer, Amcor Sunclipse	Amcor Packaging (USA) Inc
C K Chan	Managing Director, Amcor Asia	Leigh-Mardon Singapore Pte Ltd

(c) Key management personnel compensation

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Short-term employee benefits	12.3	11.6	6.2	6.3
Post-employment benefits	0.8	0.8	0.4	0.4
Termination benefits	0.9	1.1	0.5	1.1
Share-based payments	1.3	1.5	0.6	0.6
Total key management personnel compensation	15.3	15.0	7.7	8.4

The company has taken advantage of the relief provided by Corporations Regulations 2001 and has transferred the detailed remuneration disclosures (including: remuneration policies, service contracts and details of remuneration) to the Remuneration Report included within the Directors’ Report.

(d) Equity based compensation to key management personnel

(i) Details of options provided as remuneration and shares issued on exercise of such options

Options and shares are issued as part of long term incentive plans. There are two umbrella plans in place, the Employee Share/Option Plan (ESOP) and the Employee Share Purchase Plan (ESPP). The details and conditions pertaining to these plans are outlined within the Remuneration Report and Note 48.

The terms and conditions of each grant of options affecting remuneration in this or future reporting periods are as follows:

		Fair value per		Price of shares	Risk free
Grant date	Expiry date	option	Exercise price	at grant date	interest rate	Date exercisable
		$	$	$	%

01/11/2002	01/11/2012	2.00	8.20	8.17	5.43	01/11/2005
13/10/2003	01/11/2012	2.43	8.20	8.96	5.67	01/11/2005
24/03/2004	24/03/2010	1.27	7.87	7.87	5.12	24/03/2007
02/08/2004	02/08/2010	1.03	6.84	6.84	5.62	02/08/2007
27/10/2005	31/12/2010	0.98	6.78	6.69	5.40	01/01/2008
27/10/2005	30/06/2011	1.01	6.78	6.69	5.40	01/07/2008
27/10/2005	31/12/2011	1.03	6.78	6.69	5.40	01/01/2009
27/10/2005	31/12/2010	4.24	—	6.69	5.40	01/01/2008
27/10/2005	30/06/2011	4.15	—	6.69	5.40	01/07/2008
27/10/2005	31/12/2011	4.06	—	6.69	5.40	01/01/2009

Option Holdings

The number of options over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006

		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	277,000	750,000	—	(14,000)	1,013,000	88,000
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—

Other key management personnel of the consolidated entity
W P Day	472,500	—	—	(35,000)	437,500	—
G S James	347,500	—	(20,000)	(21,000)	306,500	44,000
L J Lachal	352,000	—	(24,000)	(21,000)	307,000	—
W J Long	722,000	—	—	(28,000)	694,000	344,000
E E Bloom	690,500	—	(145,000)	(14,000)	531,500	344,000
C K Chan	385,000	—	(152,000)	(14,000)	219,000	44,000
I G Wilson	—	—	—	—	—	—

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

2005

		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	291,000	100,000	(103,000)	(11,000)	277,000	—
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—
R H Jones (retired 7 December 2004)	6,000,000	—	—	(6,000,000)	—	—

Other key management personnel of the consolidated entity
W P Day	400,000	250,000	(150,000)	(27,500)	472,500	—
G S James	214,000	150,000	—	(16,500)	347,500	20,000
L J Lachal	224,000	150,000	—	(22,000)	352,000	24,000
W J Long	544,000	200,000	—	(22,000)	722,000	300,000
E E Bloom	626,500	100,000	(25,000)	(11,000)	690,500	457,500
C K Chan	336,000	100,000	(40,000)	(11,000)	385,000	152,000
I G Wilson	—	—	—	—	—	—

No options are vested and unexercisable at the end of the year.

No options were held by key management personnel related parties.

Performance Rights

The number of rights over ordinary shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006

		Granted		Other		Balance vested
	Balance at the	during the	Exercised	changes	Balance	and not yet
	beginning of	year as	during the	during the	at the end of	exercised at
Name	the year	remuneration	year	year	the year	end of year

Directors of Amcor Limited
C I Roberts	—	—	—	—	—	—
K N MacKenzie	—	300,000	—	—	300,000	—
R K Barton	—	—	—	—	—	—
G J Pizzey	—	—	—	—	—	—
J G Thorn	—	—	—	—	—	—
G A Tomlinson	—	—	—	—	—	—
E J J Pope (appointed 27 October 2005)	—	—	—	—	—	—
E A Alexander (retired 27 October 2005)	—	—	—	—	—	—
D C K Allen (retired 27 October 2005)	—	—	—	—	—	—

Other key management personnel of the consolidated entity
W P Day	—	—	—	—	—	—
G S James	—	—	—	—	—	—
L J Lachal	—	—	—	—	—	—
W J Long	—	—	—	—	—	—
E E Bloom	—	—	—	—	—	—
C K Chan	—	—	—	—	—	—
I G Wilson	—	—	—	—	—	—

There were no performance rights on issue in 2005.

There were no performance rights held by key management personnel related parties.

Share holdings

The number of shares in the company held during the financial year by each of the key management personnel of the consolidated entity, including their personally-related entities, is set out below.

2006

			Received
	Balance at the		during the year
	beginning of		on the exercise	Purchased		Sold during the		Balance at the
Name	the year		of options	during the year		year		end of the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	135,482		—	25,192		—		160,674
K N MacKenzie	11,200		—	503		—		11,703
R K Barton	29,390		—	4,509		—		33,899
G J Pizzey	12,248		—	5,933		—		18,181
J G Thorn	3,915		—	6,465		—		10,380
G A Tomlinson	44,322		—	11,692	*	(12,946	)*	43,068
E J J Pope(appointed 27 October 2005)	2,000	**	—	3,731		—		5,731
E A Alexander *** (retired 27 October 2005)	31,929		—	2,629		—		34,558	****
D C K Allen(retired 27 October 2005)	59,715		—	1,531		—		61,246	****

* Includes acquisition and disposal for no monetary consideration

** Shares owned at commencement of directorship on 27 October 2005

*** E A Alexander sold 50,000 partly paid shares, paid to five cents, on her retirement from the Amcor Board.

**** Represent holdings on retirement on 27 October 2005

Other key management personnel of the consolidated entity

Ordinary shares

W P Day	62,129	—	1,948	—	64,077
G S James	24,500	20,000	—	(44,200)	300
L J Lachal *	249,469	24,000	—	(50,000)	223,469
W J Long	100	—	—	—	100
E E Bloom	1,000	145,000	—	(145,000)	1,000
C K Chan **	40,000	152,000	—	(152,000)	40,000
I G Wilson	62,085	—	—	—	62,085

* L J Lachal also holds 20,000 partly paid shares paid to one cent

** C K Chan also holds 50,000 partly paid shares paid to five cents

There were no ordinary shares held by key management personnel related parties.

2005

		Received
	Balance at the	during the year
	beginning of	on the exercise	Purchased	Sold during the	Balance at the
Name	the year	of options	during the year	year	end of the year

Directors of Amcor Limited

Ordinary shares
C I Roberts	114,421	—	21,061	—	135,482
K N MacKenzie	1,200	103,000	—	(93,000)	11,200
R K Barton	25,270	—	4,120	—	29,390
G J Pizzey	6,408	—	5,840	—	12,248
J G Thorn	—	—	3,915	—	3,915
G A Tomlinson	39,684	—	4,638	—	44,322
E A Alexander * (retired 27 October 2005)	26,258	—	5,671	—	31,929
D C K Allen (retired 27 October 2005)	55,857	—	3,858	—	59,715

* E A Alexander also held 50,000 partly paid shares paid to five cents

R H Jones held 381,764 shares at the start of the year and retired as director on 7 December 2004

Other key management personnel of the consolidated entity

Ordinary shares

W P Day	59,452	150,000	2,677	(150,000)	62,129
G S James	70,360	—	—	(45,860)	24,500
L J Lachal *	299,469	—	—	(50,000)	249,469
W J Long	100	—	—	—	100
E Bloom	1,000	25,000	—	(25,000)	1,000
C K Chan **	—	40,000	—	—	40,000
I G Wilson	62,085	—	—	—	62,085

* L J Lachal also holds 20,000 partly paid shares paid to one cent

** C K Chan also holds 50,000 partly paid shares paid to five cents

There were no ordinary shares held by key management personnel related parties.

(ii) Loans to key management personnel and their related parties

Details of loans made to the key management personnel of the consolidated entity, including their personally-related entities, are set out below.

Aggregates for key management personnel

					Number in
	Balance at	Interest paid		Balance at	group at the
	the beginning	and payable	Interest not	the end of the	end of the
	of the year	for the year	charged	year	year
	$	$	$	$	$
2006
Group
Directors of Amcor Limited	—	—	—	—	—
Other key management personnel of the consolidated entity	11,318	—	688	9,173	1

2005
Group
Directors of Amcor Limited	1,056,180	7,334	41,782	—	—
Other key management personnel of the consolidated entity	13,516	—	845	11,318	1

Individuals with aggregate loans above $100,000 during the year

2006
Nil

2005
R H Jones (retired 7 December 2004)	1,056,180	7,334	41,782	—

Loans to key management personnel are repayable on cessation of employment, have interest charged at varying rates and are secured by holding locks on employee entitlements and securities.

The amount shown for interest not charged in the table above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm’s-length basis.

No impairments losses have been recognised in relation to any loans made to key management personnel.

Loans for the purchase of shares and other loans are made in accordance with the terms and conditions of the plans referred to in Note 18.

During the year, under the employee share plans, share loan repayments totalling $2,145 (2005: $2,198) were received from L J Lachal.

No loans were advanced during the year.

Loans to directors of Amcor Limited in Note 18 total Nil (2005: Nil).

(iii) Other transactions with key management personnel in the normal course of business and on an arm’s length basis

Directors of Amcor Limited

Nil

Transactions with other key management personnel and their related parties

Essential Marketing Pty Ltd is a company that supplies various marketing services to the consolidated entity. The company is owned by the daughter of G S James, a member of the other key management personnel. Transactions are based on normal terms and conditions.

Aggregate amounts of the above transactions with other key management personnel of the consolidated entity are as follows:

	2006	2005
	$	$
Amounts recognised as expenses

Provision of goods supplied at cost and marketing services	532,937	605,671

Aggregate amounts payable to other key management personnel of the consolidated entity at balance date relating to the above types of other transactions are as follows:

	2006	2005
	$	$
Current liabilities	81,896	64,500

NOTE 40. CONTINGENCIES

Details of contingent liabilities where the probability of future payments/receipts is not considered remote are set out below:

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m
Contingent liabilities arising in respect of guarantees (1)	12.9	—	779.0	1,368.9
TOTAL CONTINGENT LIABILITIES	12.9	—	779.0	1,368.9

(1) Comprises mainly guarantees given by Amcor Limited in respect of certain borrowings principally in wholly owned subsidiaries. A subsidiary of the consolidated entity has also given a guarantee in respect of a lease held by a former subsidiary.

Details of other contingent liabilities which, although considered remote, directors consider should be disclosed are set out below. The directors are of the opinion that provisions are not required in respect of these matters, as it is either not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

•                         Amcor Ltd has indemnified the PaperlinX Limited Group in relation to potential taxation and workcover liabilities in excess of any provisions made in the financial statements of the PaperlinX Limited Group at 31 March 2000.

•                         Under the terms of the ASIC Class Order 98/1418 (as amended) dated 13 August 1998, which relieved certain wholly-owned subsidiaries from the requirement to prepare audited financial statements, Amcor Limited and certain wholly-owned subsidiaries have entered into an approved deed for the cross guarantee of liabilities with those subsidiaries identified in Note 43(1). No liabilities subject to the Deed of Cross Guarantee at 30 June 2006 are expected to arise to Amcor Limited and subsidiaries, as all such subsidiaries were financially sound and solvent at that date.

Competition Law Investigations

Leniency Application – Australia

On 21 December 2005, the ACCC commenced legal proceedings in the Federal Court of Australia against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated packaging industry. The ACCC alleges that the Visy Group companies (being Amcor’s competitors) and executives engaged in conduct in the corrugated fibreboard container industry that was anti-competitive, including engaging in price fixing and market sharing, in contravention of section 45 of the Australian Trade Practices Act 1974.

The ACCC also announced on 21 December 2005, that Amcor and its former senior executives have to date received immunity from legal proceedings by the ACCC. The immunity was granted in accordance with the terms of the ACCC’s Leniency Policy for Cartel Conduct (June 2003): see http://www.accc.gov.au/content/index.phtml/itemId/459479. Accordingly, Amcor is not the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise for any alleged cartel conduct. The immunity is conditional upon continuing full cooperation from Amcor and its former senior executives in providing information to the ACCC about the alleged cartel. As a result of this grant of immunity, Amcor does not expect to incur any pecuniary penalties arising out of the ACCC investigations.

Leniency Application – New Zealand

The NZCC is the regulatory agency responsible for enforcing New Zealand’s anti-trust laws, the Commerce Act 1986 (“Commerce Act”).

On 29 November 2004 Amcor notified the NZCC that the Company may have been involved in cartel conduct in New Zealand. Amcor applied for leniency pursuant to the NZCC’s Leniency Policy for Cartel Conduct (“NZ Leniency Policy”). The NZ Leniency Policy allows for immunity from NZCC initiated proceedings to the first person involved in a cartel to come forward with information about the cartel and co-operate fully with the NZCC in its investigation and prosecution of the cartel.

Amcor was granted conditional immunity on 1 December 2004. Pursuant to the NZ Leniency Policy, Amcor entered into an agreement with the NZCC under which Amcor is obliged to comply with specified conditions including full cooperation with the NZCC.

The operation of the NZ Leniency Policy does not exclude or limit claims by third parties who claim to have suffered loss or damage as a result of any cartel conduct. Under the Commerce Act, third parties may pursue private claims for compensatory or exemplary damages.

Estimated Damages – New Zealand

As a result of the grant of conditional immunity, Amcor does not expect to incur any pecuniary penalties arising out of the NZCC investigation. It is not possible at present to provide either a reasonable estimate, or a reasonable estimate range of any amounts which might become payable by way of damages to any third parties who might have suffered loss as a result of any cartel conduct in New Zealand.

Third Party Claims Australia

Jarra Creek Central Packaging Shed Pty Ltd filed a class action claim in the Federal Court of Australia on 11 April 2006 against Amcor Ltd, Amcor Packaging (Australia) Ltd and Fibre Containers (Queensland) Pty Ltd alleging cartel behaviour and seeking declarations, injunctions and unspecified damages.

The class action filed in the Federal Court contains allegations only. These are not admissions by any party and evidence will have to be proved in court. Amcor is defending the claims made in the class action. In the event that Amcor is not wholly successful in defending the class action, Amcor has cross-claimed against those Visy Group companies, which are respondents to the ACCC penalty proceeding, claiming contribution for any damages which may be awarded against Amcor in the class action.

It is too early for Amcor to form any view on the outcome of the litigation including any claim for contribution against the Visy Group companies. Equally, no reliable assessment can be made at present of the prospects of success or the quantum of damages, if any, that may be awarded in either these proceedings or any proceedings which may be instituted by third parties.

Although it is not possible at present to establish a reasonable estimated range of damages, there can be no assurance that any damages ultimately incurred will not be material to the results of operations or financial condition of Amcor.

NOTE 41. COMMITMENTS

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

a) Capital expenditure contracted at the reporting date but not recognised as liabilities as follows:

Property, plant and equipment:
• Not later than one year	141.3	49.8	—	—
• Later than one year but not later than five years	0.2	2.9	—	—
	141.5	52.7	—	—
b) Finance leases
Lease expenditure contracted and provided for:
• Not later than one year	9.8	17.5	—	—
• Later than one year but not later than five years	53.0	61.1	—	—
• Later than five years	10.1	10.6	—	—
Minimum lease payments	72.9	89.2	—	—
Less: Future finance charges	(8.2)	(10.8)	—	—
TOTAL FINANCE LEASE LIABILITY	64.7	78.4	—	—

Current lease liabilities - refer Note 24	6.9	2.2	—	—
Non-current lease liabilities - refer Note 29	57.8	76.2	—	—
	64.7	78.4	—	—

The consolidated entity leases equipment under finance leases expiring from one to 20 years. At the end of the lease term, the consolidated entity has the option to purchase the equipment at an agreed residual value.

For details of interest rate risk, refer Note 38.

c) Operating leases

Lease expenditure contracted but not provided for and payable:
• Not later than one year	125.8	150.3	1.0	1.0
• Later than one year but not later than five years	304.9	412.2	0.7	1.6
• Later than five years	176.7	261.5	—	—
	607.4	824.0	1.7	2.6

Less sub-lease rental income	(20.2)	(31.0)	—	—
TOTAL OPERATING LEASE COMMITMENTS	587.2	793.0	1.7	2.6

The consolidated entity leases motor vehicles, plant and equipment and property under operating leases. Leases generally provide the consolidated entity with a right of renewal at which time all terms are re-negotiated.

Some leases provide for payment of incremental contingent rentals based on movements in a relevant price index or in the event that units produced by certain leased assets exceed a pre-determined production capacity. Contingent rental paid during the year is disclosed in Note 6.

NOTE 41. COMMITMENTS continued

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

d) Other commitments

Expenditure contracted but not provided for covering other supplies and services to be provided:

• Not later than one year	64.7	58.7	—	—
• Later than one year but not later than five years	63.3	107.9	—	—
• Later than five years	15.7	15.5	—	—

TOTAL OTHER EXPENDITURE COMMITMENTS	143.7	182.1	—	—

NOTE 42. BUSINESS COMBINATIONS

Summary of acquisitions

Amcor acquired the following businesses during the year:

		Consideration	Net assets
	Acquisition date	paid	acquired
		$m	$m

2006

Astron LLC	20 June 2006	0.6	0.6

Ecuador minority interest buyout	1 October 2005	5.8	5.8

2005

Ameripak	12 November 2004	6.3	1.6

Other	July & August 2004	0.8	0.5

NOTE 43. SUBSIDIARIES

			Percentage
		Country of	Held by Direct
Parent entity and its subsidiaries	Notes	Incorporation	Parent Entity

Amcor Limited		Australia
Anfor Investments Pty Ltd	(1)	Australia	100%
Amcor PET Packaging Asia Pvt Ltd		India	100%
Amcor Insurances Pte Ltd		Singapore	100%
Amcor Packaging (Asia) Pty Ltd	(1)	Australia	100%
Leigh Mardon Singapore Pte Ltd	(4)	Singapore	100%
Leigh Mardon (Penang) Sdn Bhd		Malaysia	100%
Amcor Fibre Packaging - Asia Pte Ltd		Singapore	100%
Amcor Flexibles Singapore Pte Ltd		Singapore	100%
PT Indopack Pratama		Indonesia	55%
Amson International (Shanghai) Co Limited	(2)	China	100%
Amcor Flexibles (Zhongshan) Co Ltd		China	100%
Amcor White Cap Asia Pacific, Inc		Philippines	100%
Amcor Flexibles (Beijing) Co Ltd		China	100%
Rocma Holdings Co Ltd		Thailand	94.9%
Amcor Nominees Pty Ltd	(1)	Australia	100%
Amcor Investments Pty Ltd	(1)	Australia	100%
Amcor Packaging (New Zealand) Ltd	(1)	New Zealand	100%
Amcor Finance (NZ) Ltd	(1)	New Zealand	100%
Amcor Investments (NZ) Ltd		New Zealand	100%
Steel Can Components Limited		New Zealand	50%
Amcor PET Packaging de Colombia SA		Colombia	0.94%
Amcor Packaging (USA) Inc		United States of America	100%
Twinpak (USA) Inc		United States of America	100%
Amcor Holdings Inc		United States of America	100%
Amcor PET Packaging USA, Inc		United States of America	100%
Pet Products International del Peru		Peru	100%
PET Products International del Peru SA		Venezuela	100%
Yoshino-Amcor, LLC		United States of America	50%
Amcor White Cap Inc		United States of America	100%
Amcor White Cap International Inc		United States of America	100%
Bericap LLC		United States of America	50%
Amcor Flexibles Inc	(4)	United States of America	100%
Stevens Flexible Packaging Inc		United States of America	90%
Amcor Finance (USA) Inc		United States of America	100%
Amcor Canadian Capital Corporation		Canada	100%
Amcor Finance Canada Ltd		Canada	100%
Amcor de Mexico SA de CV		Mexico	1%
Amcor Sunclipse North America		United States of America	100%
Amcor de Mexico SA de CV		Mexico	99%
Kent H Landsberg Co de Mexico SA de CV		Mexico	99%
Sunclipse de Mexico SA de CV		Mexico	10%
Sunclipse de Mexico SA de CV		Mexico	90%
Kent H Landsberg Co de Mexico SA de CV		Mexico	1%
Box Builders (Inc)		United States of America	100%
Corrugated Service Orange Inc		United States of America	100%
Zetco Inc		United States of America	100%
Just in Time Inc		United States of America	100%

			Percentage
		Country of	Held by Direct
	Notes	Incorporation	Parent Entity

Frantis Manufacturing Company Inc		United States of America	100%
The Anle Box & Paper Co of Indiana Inc		United States of America	100%
Kent H Landsberg Co of Illinois LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	99.5%
Amcor Sunclipse Texas LLC		United States of America	100%
Kent H Landsberg Co of El Paso LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	0.5%
Kent H Landsberg Co of Dallas LP		United States of America	99.5%
KDS Packaging & Printing Inc		United States of America	100%
Hanson Staple Company, Inc		United States of America	100%
Amcor PET Packaging de Mexico SA de CV		Mexico	100%
Amcor Plastic Containers de Mexico SA de CV		Mexico	100%
Amcor PET Packaging de Honduras SA		Honduras	100%
Uruguay Preform SRL		Uruguay	100%
Torrenoble SA		Uruguay	100%
Amcor PET Packaging del Ecuador SA	(8)	Ecuador	100%
Amcor PET Packaging de Puerto Rico, Inc		Puerto Rico	100%
Vinisa Fueguina S.R.L.		Argentina	100%
Amcor Flexibles Brasil Ltda		Brazil	100%
Amcor Flexibles Puerto Rico Inc		Puerto Rico	100%
Amcor PET Packaging del Peru SA		Peru	61%
Amcor PET Packaging de El Salvador		El Salvador	100%
Amcor Packaging (Australia) Pty Ltd	(1)	Australia	100%
AGAL Holdings Pty Ltd	(1)	Australia	100%
Envirocrates Pty Ltd	(1)	Australia	100%
PP New Pty Ltd	(1)	Australia	100%
AP Chase Pty Ltd	(1)	Australia	100%
Pak Pacific Corporation Pty Ltd	(1)	Australia	100%
ACN 002693843 Box Pty Ltd	(1)	Australia	100%
Lynyork Pty Ltd	(1)	Australia	100%
Fibre Containers (Qld) Pty Ltd	(1)	Australia	100%
Service Containers Pty Ltd	(1)	Australia	100%
ACN089523919 CCC Pty Ltd	(1)	Australia	100%
Rota Die International Pty Ltd	(1)	Australia	100%
Rota Die Pty Ltd Trustee of Rota Die Trust	(1)	Australia	100%
Amcor PET Packaging Canada Inc		Canada	100%
Bericap Inc		Canada	51%
Amcor PET Packaging Atlantic Inc	(4)	Canada	73.75%
Amcor European Holdings Pty Ltd	(1)	Australia	100%
Amcor Flexibles A/S		Denmark	25.2%
Amcor European Consolidated Holdings Limited		Cyprus	100%
Amcor Flexibles A/S		Denmark	74.8%
Amcor Flexibles Netherlands Holding BV		Netherlands	100%
Amcor Flexibles Envi BV		Netherlands	100%
Amcor Flexibles Hapece BV		Netherlands	100%
Amcor Flexibles Nederland BV		Netherlands	100%
Amcor Flexibles Culemborg BV		Netherlands	100%
Amcor Flexibles Denmark A/S		Denmark	100%
Amcor Flexibles Albertazzi Spa		Italy	100%
Amcor Flexibles Transpac SA		Belgium	100%
Amcor Flexibles Europa Sur, SA		Spain	100%
Grupo Amcor Flexibles Hispania SL		Spain	100%
Pergut Suministros Medicos y Embalajes SL		Spain	100%
Amcor Flexibles Helio Folien GmbH		Germany	100%
Amcor Flexibles Schroeder & Wagner GmbH		Germany	100%
Amcor Flexibles Deutschland GmbH		Germany	100%

			Percentage
		Country of	Held by Direct
	Notes	Incorporation	Parent Entity

Immo Transpac NV		Belgium	100%
Amcor Flexibles Synco SA		Belgium	100%
Amcor Flexibles UK Holdings Ltd		United Kingdom	100%
Amcor Flexibles Sligo Limited		Ireland	100%
Rocma Medical (Ireland) Limited		Ireland	100%
Amcor Flexibles Group Management Ltd		United Kingdom	100%
Amcor Flexibles Finance Ltd		United Kingdom	100%
Amcor Flexibles Finland OY		Finland	100%
Flexirepro OY	(8)	Finland	76.67%
ZAO Akerlund & Rausing MO W		Russia	100%
Akerlund & Rausing SA		Poland	99.6%
Amcor Flexibles Drammen AS		Norway	100%
Sidlaw Group Ltd		United Kingdom	100%
Amcor Flexibles UK Ltd		United Kingdom	100%
Amcor Flexibles Winterbourne Ltd		United Kingdom	100%
Sidlaw South Gyle Ltd		United Kingdom	100%
Amcor Flexibles France SA		France	74.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	72%
Amcor France Healthcare SARL		France	100%
Amcor Flexibles SPS SASU		France	100%
Amcor Flexibles Schupbach AG		Switzerland	100%
Desford Limited		United Kingdom	100%
Leaderpack-Embalagens Flexiveis Lda		Portugal	49%
Leaderpack-Embalagens Flexiveis Lda		Portugal	51%
Amcor Flexibles Malmo AB		Sweden	100%
Amcor Flexibles Lund AB		Sweden	100%
Bizz Group AB		Sweden	100%
Amcor Flexibles France SA		France	25.5%
Amcor Flexibles Neocel-Embalagens Lda		Portugal	28%
Strabo BV		Netherlands	100%
Brontet BV		Netherlands	100%
Amcor Rentsch Industrie Holding Berlin GmbH		Germany	100%
Amcor Rentsch Novgorod		Russia	100%
Dravik BV		Netherlands	100%
Amcor Services No 2		United Kingdom	100%
Amcor PET Packaging Europe NV/SA		Belgium	98.4%
Amcor PET Packaging Belgium		Belgium	100%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	90%
Amcor White Cap Nederland BV		Netherlands	100%
Amcor PET Packaging de Venezuela SA		Venezuela	61%
Amcor Rentsch Portugal SA		Portugal	95.2%
Rig Rentsch Industrie Holding AG		Switzerland	100%
Amcor Rentsch Portugal SA		Portugal	4.8%
SMR Stanztechnik AG		Switzerland	49%
Amcor Rentsch Rickenbach AG		Switzerland	100%
Amcor Rentsch Laupen AG		Switzerland	100%
Amcor White Cap Austria GmbH		Austria	95%
Amcor Italia S.r.l.		Italy	100%
Amcor PET Packaging Iberia SA		Spain	100%
PET Packaging Amcor Maroc S.A.R.L.		Morocco	99.99%
Amcor Magyarorszag Csomagolastechnikai Korlatolt Feleossegu Tarsasag		Hungary	100%
Amcor White Cap Holdings Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging Holdings Polska Sp.z.o.o.		Poland	100%
Amcor Mediflex Ltd		United Kingdom	100%
Amcor Flexibles Polska Sp.z o.o.		Poland	100%
Amcor PET Packaging Polska Sp.z.o.o.		Poland	100%
Amcor PET Packaging U.K. Limited		United Kingdom	100%
Amcor PET Packaging Holdings Limited		United Kingdom	100%
Amcor Finance Europe		Ireland	100%

			Percentage
		Country of	Held by Direct
	Notes	Incorporation	Parent Entity

Amcor Europe LLP		Australia	1%
Amcor Holding		United Kingdom	100%
Amcor Europe LLP		Australia	99%
Rocma Sterling		United Kingdom	100%
Amcor UK		United Kingdom	100%
Rocma UK Limited		United Kingdom	100%
Rocma Finance		United Kingdom	100%
Amcor UK Finance Ltd		United Kingdom	100%
Amcor European Finance LLC	(5)	United States of America	26.2%
Amcor Holding No 1 Ltd		United Kingdom	100%
Amcor France SNC		France	100%
Amcor PET Packaging France SAS		France	100%
Amcor PET Recycling France SAS		France	100%
Amcor International SAS		France	100%
Amcor France Holding No 1		France	100%
Astron LLC	(2)	Ukraine	100%
Amcor Europe Group Management		United Kingdom	100%
Amcor Rentsch France SAS		France	100%
Amcor Flexibles Novgorod		Russia	100%
Amcor Investments Germany Ltd		United Kingdom	100%
Amcor Holdings Germany GmbH		Germany	100%
Amcor PET Packaging Deutschland GmbH		Germany	100%
Amcor Rentsch Deutschland GmbH	(4)	Germany	100%
Amcor Flexibles Hochheim GmbH		Germany	100%
Amcor Rentsch Polska Sp.z.o.o.		Poland	100%
AFP (Europe)		United Kingdom	100%
Containers Packaging (Europe)		United Kingdom	100%
Litografia A Romero SA		Spain	39.9%
Amcor European Finance LLC		United States of America	73.8%
Rocma Europe	(5)	United Kingdom	100%
Amcor PET Packaging de Colombia SA		Colombia	89.66%
Amcor PET Packaging de Argentina SA		Argentina	94.69%
Amcor Holdings (Australia) Pty Ltd	(1)	Australia	100%
Amcor PET Packaging de Argentina SA		Argentina	5.3%
Amcor PET Packaging de Colombia SA		Colombia	9.4%
Amcor PET Packaging Czech Republic s.r.o.		Czech Republic	10%
Amcor White Cap Austria GmbH		Austria	5%
Amcor USA LLC		United States of America	100%
Amcor PET Packaging do Brasil Ltda	(4)	Brazil	100%
Amcor Embalagens da Amazonia S/A	(4)	Brazil	4.12%
Amcor PET Holdings do Brasil Ltda		Brazil	100%
Amcor Embalagens da Amazonia S/A		Brazil	95.8%

(1)     Amcor Limited and these subsidiary companies have entered into an approved deed for the cross guarantee of liabilities.

Pursuant to ASIC Class Order 98/1418 (as amended) dated 13 August 1998, these wholly-owned subsidiaries are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of final reports.

It is a condition of the Class Order that Amcor Limited and each of these subsidiaries enter into a deed of cross guarantee. The effect of the deed is that Amcor Limited guarantees to each creditor payment in full of any debt in the event of winding up any of these subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, Amcor Limited will only be liable in the event that after six months any creditor has not been paid in full. These subsidiaries have also given similar guarantees in the event that Amcor Limited is wound up.

(2)     Controlled entities and businesses acquired during the year:

Bellgate International Ltd

Amson International (Shanghai) Co Limited

Astron LLC

(3)     Controlled entities and businesses sold during the year:

Leigh Mardon Pacific Packaging Pte Ltd

Beijing Leigh-Mardon Pacific Packaging Co Ltd

Qingdao Leigh-Mardon Packaging Co Ltd

PT Amcor Indonesia

Amcor Containers Packaging (Thailand)

Amcor France Holding No.2

Amcor White Cap Belguim

Amcor White Cap Espana SL

Amcor White Cap Polska Sp.z.o.o.

Amcor White Cap France SAS

Amcor White Cap Deutschland GmbH

Amcor White Cap UK Ltd

Amcor White Cap Ukraine LLC

Amcor Ambalaj Ticaret AS

AMB Packaging Pte Ltd

A&R Nordpak

Bellgate International Ltd

(3a)   As part of the disposal of the Amcor White Cap business, the following entities have been treated as sold even though that sale is subject to prior regulatory approval. The risks and rewards of ownership have effectively passed to the purchaser on 1 June 2006.

Amcor White Cap Investments Inc

Amcor White Cap Properties Inc

Amcor White Cap South East Asia Inc

Amcor White Cap Properties Inc

Amcor White Cap Shanghai Ltd

Amcor White Cap de Venezuela SA

Amcor White Cap do Brasil Ltda

Controlled entities and businesses disposed of during the financial year that meet the definition of a discontinued operation are detailed in Note 12.

(4)     The following entities were renamed during the year:

Amcor Embalagens da Amazonia S/A formerly Injepet Embalagens da Amazonia S/A

Amcor PET Packaging do Brasil Ltda formerly Injepet Embalagens Ltda

Amcor Flexibles Inc formerly Amcor Flexibles Healthcare

Amcor PET Packaging Atlantic Inc formerly Twinpak Atlantic Inc

Amcor Rentsch Deutschland GmbH formerly Amcor Rentsch GmbH (Berlin)

Leigh-Mardon Singapore Pte Ltd formerly St Regis Bates (Singapore) Pte Ltd

(5)     Companies that were incorporated during the year:

Amcor European Finance LLC

Rocma Europe

(6)     Companies that were liquidated during the year:

AF Sverige

Cardimat BV

Amcor Plastube Inc

KH Landsberg Co de Ciudad Juarez SA de CV

ACE Packaging Sdn Bhd

(7)     Companies that were merged or amalgamated during the year:

Amcor Holdings Inc

(8)     Amcor increased its investment in these companies during the year:

Amcor PET Packaging del Ecuador SA

NOTE 44. DEED OF CROSS GUARANTEE

Amcor Limited and the subsidiaries identified in Note 43(1) are parties to a deed of cross guarantee under which each company guarantees the debts of the others.

A consolidated income statement and consolidated balance sheet comprising Amcor Limited and the wholly-owned subsidiaries party to the deed, after eliminating all transactions between parties to the deed of cross guarantee, as at 30 June, are set out below:

	2006	2005
	$m	$m

Summarised income statement and retained profits

Profit before related income tax expense	38.1	170.8
Income tax expense (i)	(2.0)	(102.0)
Profit from continuing operations	36.1	68.8
Retained profits at beginning of financial year	1,238.5	1,415.0
Aggregate of amounts transferred (ii)	—	6.1
Actuarial gains/losses recognised directly in equity	(4.4)	8.9
Adjustment on transition to AIFRS, net of tax	(6.3)	30.0
	1,263.9	1,528.8

Dividends recognised during the financial year	(298.8)	(290.2)

RETAINED PROFITS AT END OF FINANCIAL YEAR	965.1	1,238.6

(i) In 2005 this includes a tax benefit of $32.9 million on asset impairments in Australasia

(ii) Relates to entities which have entered into the Deed of Cross Guarantee for the first time.

	2006	2005
	$m	$m

Summarised balance sheet

Current assets
Cash and cash equivalents	15.4	7.0
Trade and other receivables	3,244.5	2,978.4
Inventories	365.9	360.8
Other financial assets	9.3	—
Total current assets	3,635.1	3,346.2
Non-current assets
Other financial assets	3,808.8	4,139.2
Property, plant and equipment	1,576.6	1,597.4
Deferred tax assets	151.2	120.6
Intangible assets	190.8	186.7
Other non-current assets	40.5	45.0
Total non-current assets	5,767.9	6,088.9

Total assets	9,403.0	9,435.1

Current liabilities
Trade and other payables	417.4	382.0
Interest bearing liabilities	2,791.0	2,861.3
Subordinated convertible securities	246.0	—
Other financial liabilities	2.9	—
Current tax liabilities	49.1	62.0
Provisions	139.9	142.7
Total current liabilities	3,646.3	3,448.0

Non-current liabilities
Trade and other payables	0.7	1.0
Interest bearing liabilities	1,721.9	1,446.5
Subordinated convertible securities	—	301.1
Deferred tax liabilities	295.8	276.9
Provisions	37.4	38.3
Retirement benefit obligations	39.7	62.4
Total non-current liabilities	2,095.5	2,126.2

Total liabilities	5,741.8	5,574.2
Net assets	3,661.2	3,860.9

Equity
Contributed equity	2,810.3	2,725.5
Reserves	(114.2)	(103.2)
Retained profits	965.1	1,238.6
Total equity	3,661.2	3,860.9

NOTE 45. INVESTMENTS IN ASSOCIATES

(a) Carrying amounts

Information relating to associated entities is set out below:

		Ordinary Share
		ownership interest		CONSOLIDATED
Name of associate entity	Principal activity	2006	2005	2006	2005
		%	%	$m	$m

Tien Wah Press (M) Sdn Bhd	Print packaging	25.0	25.0	7.2	6.6
Vision Grande Group Holdings Limited	Tobacco packaging	40.1	16.9	275.9	34.1
				283.1	40.7

Tien Wah Press (M) Sdn Bhd is incorporated in Malaysia.

Vision Grande Group Holdings Limited is incorporated in Hong Kong.

The balance dates for Tien Wah Press (M) Sdn Bhd and Vision Grande Group Holdings Limited are both 31 December 2005. The balance dates are different from those of the consolidated entity due to commercial reasons and the listing requirements of these entities on the Malaysian and Hong Kong stock exchanges respectively.

For Tien Wah Press (M) Sdn Bhd, the latest publicly available financial information is unaudited results for the three months ended
31 March 2006. This information, in conjunction with the audited results for the twelve months result ended 31 December 2005, has formed the basis for determining the consolidated entity’s share of profits for the 12 month period to 30 June 2006.

For Vision Grande Holdings Limited, an interim profit announcement providing unaudited results for the 6 months to June 2006 was made to the Hong Kong stock exchange on 15 August 2006. This result, in conjunction with the audited results for the twelve months ended 31 December 2005, has formed the basis for the consolidated entity’s share of profits for the 12 months ended 30 June 2006.

	CONSOLIDATED
	2006	2005
	$m	$m
(b) Movements in carrying amounts

Carrying amount at the beginning of the financial year	40.7	6.7
Adjustment on adoption of AASB 132 and AASB 139	7.2	—
Share of profits after income tax	9.8	1.8
Dividends received/receivable	(6.4)	(0.2)
Share of movement in exchange fluctuation reserve	(8.8)	(0.2)
Acquisitions at fair value	226.3	34.2
Foreign exchange fluctuation	14.3	(1.6)
Carrying amount at the end of the financial year	283.1	40.7

(c) Fair value of listed investments in associates

Tien Wah Press (M) Sdn Bhd	7.8	8.6
Vision Grande Group Holdings Limited	410.5	59.4
	418.3	68.0
(d) Share of associates’ profits or losses

Profit before income tax	10.7	2.1
Income tax expense	(0.9)	(0.3)
Profit after income tax	9.8	1.8

NOTE 46. RECONCILIATION OF PROFIT AFTER RELATED INCOME TAX TO NET

CASH PROVIDED BY OPERATING ACTIVITIES

	CONSOLIDATED		AMCOR LIMITED
Cash flows from operating activities	2006	2005	2006	2005
	$m	$m	$m	$m
Profit for the financial year	379.2	258.4	(74.3)	371.5
Depreciation of property, plant and equipment	442.6	436.5	0.6	0.6
Amortisation of leased assets	9.4	7.7	—	—
Amortisation of other intangibles	21.4	17.6	0.8	0.5
Non-cash retirement benefit expense	42.0	21.0	21.0	17.9
Asset impairments	66.8	227.0	—	—
Asset impairment reversals	(7.1)	(2.7)	—	—
Interest capitalised	(2.1)	(3.7)	—	—
Finance charges on capitalised leases	3.3	4.0	—	—
Unwind of discount on provisions	2.5	2.5	—	—
Grant income recognised	(2.4)	—	—	—
Net (gain)/loss on disposal of non-current assets	(4.3)	(8.6)	—	(0.1)
Net (gain)/loss on disposal of business/controlled entities	(0.4)	(3.8)	—	(3.3)
Net (gain)/loss on disposal of available for sale financial asset	—	—	—	—
Fair value gains on other financial assets at fair value through income statement	(11.4)	—	(10.2)	—
Net (gain) / loss on sale of discontinued operations
Share of net profits of associates not received as dividends	(9.7)	(1.8)	—	—
Net foreign exchange (gain)/loss	(0.9)	(2.0)	232.2	(322.1)
Non cash significant item	20.0	72.7	(18.6)	—
Other sundry items	11.0	2.1	0.9	(18.8)
Operating profit before changes in working capital and Provisions	959.9	1,026.9	152.4	46.2
• Decrease / (increase) in other operating assets	27.0	13.0	3.8	6.2
• Decrease / (increase) in other operating liabilities	(98.7)	(6.8)	(41.4)	(15.4)
• Increase / (decrease) in income tax payable and deferred taxes	3.2	(6.2)	(141.7)	22.6
• Increase / (decrease) in other provisions	(39.1)	(66.2)	(0.1)	(2.2)
• (Increase) / decrease in trade and other receivables	28.6	(167.4)	28.5	10.4
• Increase in inventories	(2.0)	(165.5)	—	—
• Increase / (decrease) in trade and other payables	85.2	273.9	(4.9)	(6.2)
Movement in working capital	111.8	(59.0)	23.6	4.2

Net cash from operating activities	964.1	901.8	(3.5)	61.4

NOTE 47. NON-CASH INVESTING AND FINANCING ACTIVITIES

Convertible securities	121.5	0.1	121.5	0.1

Convertible securities of $121.5 million (2005: $0.1 million) were converted into 18,203,363 fully paid ordinary shares.

NOTE 48. SHARE BASED PAYMENTS

(a) Employee Share Purchase Plan (‘ESPP’)

In 1985 the consolidated entity established the ESPP. The following sub-plans have been implemented pursuant to this plan.

(i)    Employee Incentive Share Plan (‘EISP’)

Under the EISP, shares were offered for the benefit of all full-time employees, permanent part-time employees and executive directors of the Company with more than twelve months service. The number of shares offered depended upon the Company’s annual increase in earnings per share (before significant items). It was offered on the following basis: an increase in earnings per share of less than 5% would result in no offer; from 5% to 10%, an offer of 100 shares; of more than 10%, an offer of 200 shares would be made. This performance condition was chosen to assess the granting of the EISP shares because it was transparent and measurable against objective data. A paper, prepared by management, was presented to the Human Resources Committee which reviewed the actual outcomes of the performance condition achieved for the financial year against the targets set within the plan. The Committee then recommended to the Board whether there would be an issue of shares under the plan based on the criteria set out above.

Under the EISP, shares were issued at a 40% discount to the prevailing market price of Amcor Limited share, but in 2004 this was amended to a 25% discount. The subscription amount was funded by an interest-free loan from the Company with the exception of Senior Executives who were not provided with the loan facility. Dividends on the shares are applied in repayment of the loan balance. If the employee leaves the Company, the employee may repay the loan or the shares are sold and the proceeds are applied to discharge the loan. The employee is not liable for any deficiency upon such discharge.

This sub-plan has been discontinued for the foreseeable future and there were no outstanding EISP shares at 30 June 2005 and none were granted or exercised during the year ended 30 June 2006.

(ii)   Senior Executive Retention Share Plan (‘SERSP’)

Under the SERSP, the Board may nominate certain senior executives as being eligible to receive fully paid ordinary shares in part satisfaction of their remuneration for the relevant financial year. The number of shares issued is entirely at the Board’s discretion. The shares may not be disposed of by the employee for a restricted period of up to 5 years, unless the employee ceases employment later than 3 years after the shares were issued. Any right or interest in the shares will be forfeited if the employee voluntarily ceases employment within three years from the date the shares were issued or, if theemployee is dismissed during the restriction period for cause or poor performance. The shares subject to the SERSP carry full dividend entitlements and voting rights.

Rather than involving performance hurdles, these retention shares are used to reward outstanding levels of previous performance, with the intention to retain key Senior Executives by:

•      tying the longer term interests of Senior Executives more closely to those of its shareholders;

•      providing exposure for those Senior Executives to the Company’s development; and,

•      providing an incentive for those Senior Executives to stay with the Company for some time in the future by providing such Senior Executives with Amcor Limited shares which must be retained for certain periods of time to gain full access to their values.

Details of the total movement in shares issued under the SERSP during the years ended 30 June 2006 and 30 June 2005 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	550,425	7.15	581,925	7.15
Exercised	(505,425)	6.89	(31,500)	7.51

Outstanding at end of financial year	45,000	6.68	550,425	7.15
Exercisable at end of financial year	—	—	—	—

b) Employee share/option plan (‘ESOP’)

In 1985, the consolidated entity also established the Employee Share/Option Plan. Under the ESOP, partly paid shares or options over shares in the company can be issued to executive officers and directors (including directors who are executives) and senior staff members selected by the directors.

The partly paid shares are issued at the closing market price at the time of issue on the date of allotment. The call outstanding only becomes payable on termination, death or at the directors’ discretion. These shares do not carry dividend entitlements unless determined otherwise by the directors. Voting rights exercisable by holders of partly paid ordinary shares are reduced pro rata to the portion of the issue price paid up on those shares as per the Australian Stock Exchange Listing Rules.

Options granted under the ESOP may be issued upon such terms and subject to such conditions as the directors of the company determine at the time. Options granted under the ESOP are exercisable at a price equal to the closing market share price of Amcor Limited shares traded on the Australian Stock Exchange at the date on which the options were granted or a weighted average market price during a period up to and including the date of grant. The options are granted with performance hurdles established by the directors of Amcor Limited.

Options are granted under the ESOP at no consideration and carry no dividend entitlement or voting rights until they are exercised to ordinary shares on a one-for-one basis.

They are issued for a term of up to ten years and the options cannot be transferred and are not quoted on any exchange.

For the majority of options issued in the years ended June 30, 2006 and June 30, 2005, executives and certain members of staff are generally only eligible to exercise the options if returns on average funds employed exceed targeted levels at the end of the financial reporting period in which the options were granted. Returns on funds employed are defined as Earnings Before Interest Tax and Amortisation (‘EBITA’) divided by average funds employed.

Details of the total movement in options issued under the ESOP during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	19,100,965	7.23	23,865,420	7.18
Granted	750,000	6.78	5,921,500	6.84
Exercised	(1,903,000)	5.35	(2,069,000)	5.84
Expired	(186,000)	5.11	—
Cancelled	(2,274,953)	7.39	(8,616,955)	7.14

Outstanding at end of financial year	15,487,012	7.45	19,100,965	7.23
Exercisable at end of financial year	—	—	—	—

c) Other compensation plans

Entitlement plans are an alternative to the ESPP and the ESOP and are in place in countries where the company is unable to issue shares or options. Participants are offered entitlements and, over the period during which employees hold their entitlements, their value will mirror the fluctuating value of Amcor’s shares, including (in the case of the EBPP) all dividends paid on the shares during this time.

(i)    Employee bonus payment plan (‘EBPP’)

The EBPP is an equivalent to the EISP and enables the company to offer employees an equivalent plan where the share plan is unavailable in certain countries. Under the EBPP, participants were offered entitlements which were equivalent to 60% of the weighted average price of Amcor shares, and, over the period during which employees held their entitlements their value mirrored the fluctuating value of Amcor’s shares, including all dividends paid on the shares during this time. The consolidated entity hedged its exposure to fluctuations in the value of the underlying Amcor shares. Employees are only able to convert their entitlements into a cash bonus payment when they left the company or three years had passed since the date on which entitlements were originally issued.

Offers of new entitlements under the EBPP have been discontinued for the foreseeable future.

(ii)   Senior executive retention payment plan (‘SERPP’)

From time to time, the Board may nominate certain employees in Belgium, New Zealand, Poland, Switzerland and the USA as being eligible to participate in the SERPP. In these circumstances, instead of fully paid ordinary shares, entitlements are issued in part satisfaction of an employee’s remuneration for the relevant financial year. The value of each Plan entitlement is linked to the performance of Amcor Limited shares (including the value of accrued dividends). Plan entitlements may be converted into cash payment after the 5 year restriction period has expired, provided that the employee has not been dismissed for cause or poor performance during this time. If the employee voluntarily ceases employment within four or five years from the date the Plan entitlements were issued, the employee forfeits 40% or 20% of their Plan entitlements (respectively).

The CEO, in conjunction with senior management, makes recommendations to the Human Resources Committee nominating high performing employees to receive retention shares or the equivalent. The Committee reviews the recommendations and, if approved, makes a recommendation to the Board which finally determines whether the incentives are granted. When granted, these plans operate to provide Senior Executives the opportunity to share in the growth in value of the Company and will encourage them to improve the long term performance of the Company and its returns to shareholders. This plan also helps to attract and retain skilled and experienced Senior Executives and provide them with incentive to have a greater involvement and focus on the longer term goals of the Company.

Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	108,000	6.70	108,000	6.52
Exercised	(30,000)	6.69	—	—

Outstanding at end of financial year	78,000	6.68	108,000	6.70
Exercisable at end of financial year	—	—	—	—

(iii) Share Appreciation Option Plan (‘SAOP’)

The Share Appreciation Option Plan offered executive directors the opportunity to receive options subject to certain performance targets being met. This plan closed in 1999. Details of entitlements exercised during the two years ended June 30, 2006 are shown in the table below:

		Weighted		Weighted
		Average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	—	—	40,000	1.74
Exercised	—	—	(40,000)	1.74

Outstanding at end of financial year	—	—	—	—
Exercisable at end of financial year	—	—	—	—

(iv) Share Appreciation Entitlements (‘SAE’)

Share Appreciation Entitlements may be issued to employees who take part of their bonus by way of entitlements. During the period the employee holds them, the value of entitlements will be equivalent to the fluctuating value of Amcor Limited Shares. Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below.

		Weighted		Weighted
		Average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	605,132	1.65	810,265	1.59
Exercised	(255,132)	1.56	(205,133)	1.40
Cancelled	(100,000)	1.89	—	—

Outstanding at end of financial year	250,000	1.66	605,132	1.65
Exercisable at end of financial year	250,000	1.66	555,132	1.67

(1)   Entitlements were issued to an employee who took part of his bonus by way of entitlements under the SAE. The number of entitlements issued was determined by an option price formula determined by the Hay Group. The employee is able to convert his entitlements to cash as they vest or when he leaves the consolidated entity.

(v)  Cash-settled Employee Share Plan Options

Cash-settled employee share plan options are issued to employees residing in jurisdictions that, for statutory reasons, are not covered by option plans described above. The cash-settled employee share plan option plans operate in a manner similar to other option plans, although no entitlements to actual shares or options exist. Details of entitlements issued during the two years ended June 30, 2006 are shown in the table below.

		Weighted		Weighted
		average		average
	2006	fair value	2005	fair value
	No.	$	No.	$

Outstanding at beginning of financial year	1,611,350	1.52	1,384,000	1.70
Granted	—	—	455,000	1.03
Cancelled	(316,900)	1.54	(227,650)	1.64

Outstanding at end of financial year	1,294,450	1.52	1,611,350	1.52
Exercisable at end of financial year	617,600	1.94	280,000	1.76

As described above, an employee share scheme has been established where the consolidated entity may grant options over the ordinary shares of Amcor Limited to executive directors, executives and certain members of staff of the consolidated entity. The options, issued for nil consideration, are granted in accordance with performance guidelines established by the directors of Amcor Limited. The options are issued for up to a term of 10 years. The options cannot be transferred and will not be quoted on the Australian Stock Exchange.

(vi) CEO Options

On 27 October 2005, 750,000 options were issued to the Managing Director of Amcor Limited. Options were issued in three individual tranches of 250,000 options. The number of options that will ultimately vest will be based on the outcome of a Total Shareholders Return test to be performed at pre-determined times for each tranche (TSR). The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of options to be received. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below.

		Weighted		Weighted
	2006	average	2005	average
	No.	fair value	No.	fair value
		$		$

Outstanding at beginning of financial year	—	—	—	—
Granted	750,000	1.01	—	—

Outstanding at end of financial year	750,000	1.01	—	—
Exercisable at end of financial year	—	—	—	—

(vii) CEO performance rights

On 27 October 2005, 300,000 performance rights were issued to the Managing Director of Amcor Limited. Performance rights represent an entitlement to receive an equivalent share in Amcor Limited. Performance rights were issued in three individual tranches of 100,000 rights. The number of performance rights that will ultimately vest will be based on the outcome of a TSR test to be performed at pre-determined times for each tranche. The relative performance of Amcor’s average TSR is to be compared against the average TSR of a comparator group of companies similar to Amcor Limited and will determine the ultimate number of performance rights to be received. Details of entitlements issued during the two years ended 30 June 2006 are shown in the table below.

		Weighted		Weighted
	2006	average	2005	average
	No.	fair value	No.	fair value
		$		$

Outstanding at beginning of financial year	—	—	—	—
Granted	300,000	4.15	—	—

Outstanding at end of financial year	300,000	4.15	—	—
Exercisable at end of financial year	—	—	—	—

(d) Summary of options granted

									Weighted
				Number of					average share
				options at					price at date	Number of options
	Exercise date		Exercise	beginning of	Options	Options	Options	Options	options	at end of year		Proceeds	Date
Grant date	on or after	Expiry date	price	year	granted	lapsed	cancelled	exercised	exercised	On issue	Exercisable	received	Issued
			$						$			$

Consolidated and Company - 2006

14-Sep-00	14-Sep-03	14-Sep-05	5.16	366,000		36,000	—	330,000	6.66	—	—	1,702,800	Various
01-Oct-00	01-Oct-00	01-Oct-05	5.10	237,000		30,000	—	207,000	6.69	—	—	1,055,700	Various
13-Sep-01	13-Sep-04	13-Sep-06	6.02	727,500			5,000	210,000	6.93	512,500	512,500	1,264,200	Various
01-Oct-01	01-Oct-01	01-Oct-06	6.03	100,000						100,000	100,000	—
01-Oct-01	01-Oct-01	01-Oct-05	5.10	464,000		60,000	—	404,000	6.69	—	—	2,060,400	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.10	676,000		60,000	—	616,000	6.70	—	—	3,141,600	Various
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000						100,000	100,000	—
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000						40,000	40,000	—
01-Oct-03	01-Oct-03	01-Oct-06	6.03	100,000						100,000	100,000	—
01-Oct-03	01-Oct-03	01-Oct-07	7.25	40,000						40,000	40,000	—
01-Nov-02	01-Nov-05	01-Nov-12	8.20	3,919,080			521,400	—		3,397,680	3,397,680	—
13-Oct-03	01-Nov-05	01-Nov-12	8.20	118,800			39,600	—		79,200	79,200	—
20-Oct-03	01-Nov-05	01-Nov-12	8.20	26,400						26,400	26,400	—
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000						100,000	100,000	—
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000						100,000	100,000	—
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000						100,000	100,000	—
01-Nov-02	30-Sep-03	01-Jul-07	7.40	772,500			447,500	50,000	7.56	275,000	275,000	370,000	Various
01-Nov-02	30-Sep-04	01-Jul-07	7.40	805,000						805,000	805,000	—
23-Mar-04	23-Mar-07	23-Mar-10	7.87	481,490			31,150	—		450,340	—	—
24-Mar-04	24-Mar-07	24-Mar-10	7.87	4,161,195			206,925	—		3,954,270	—	—
31-May-04	24-Mar-07	24-Mar-10	7.87	17,800						17,800	—	—
02-Aug-04	02-Aug-07	02-Aug-10	6.84	5,588,200			1,014,978	86,000	7.24	4,487,222	—	588,240	Various
02-May-05	02-Aug-07	02-Aug-10	6.84	60,000			8,400			51,600	—	—
27-Oct-05	01-Jan-08	31-Dec-10	6.78		250,000					250,000	—	—
27-Oct-05	01-Jul-08	30-Jun-11	6.78		250,000					250,000	—	—
27-Oct-05	01-Jan-09	31-Dec-11	6.78		250,000					250,000	—	—
				19,100,965	750,000	186,000	2,274,953	1,903,000		15,487,012	5,775,780	10,182,940

									Weighted
				Number of					average share
				options at					price at date	Number of options
	Exercise date		Exercise	beginning of	Options	Options	Options	Options	options	at end of year		Proceeds	Date
Grant date	on or after	Expiry date	price	year	granted	lapsed	cancelled	exercised	exercised	On issue	Exercisable	Received	Issued
			$						$			$

Consolidated and Company - 2005

16-Sep-99	16-Sep-02	16-Sep-04	6.47	432,500				432,500	7.30	—	—	2,798,275	Various
08-Nov-99	08-Nov-99	08-Nov-04	5.43	100,000				100,000	7.44	—	—	543,000	Various
31-Jul-00	31-Jul-00	31-Jul-05	5.10	42,500				42,500	7.55	—	—	216,750	Various
18-Aug-00	01-Oct-01	01-Oct-05	5.67	1,000,000			1,000,000			—	—
18-Aug-00	01-Oct-02	01-Oct-05	5.67	1,000,000			1,000,000			—	—
18-Aug-00	01-Oct-03	01-Oct-05	5.67	1,000,000			1,000,000			—	—
14-Sep-00	14-Sep-03	14-Sep-05	5.16	570,000				204,000	7.39	366,000	366,000	1,052,640	Various
01-Oct-00	01-Oct-00	01-Oct-05	5.10	283,000				46,000	7.43	237,000	237,000	234,600	Various
15-Feb-01	15-Feb-01	15-Feb-06	5.24	100,000			100,000			—	—
13-Sep-01	13-Sep-04	13-Sep-06	6.02	1,282,500			65,000	490,000	7.43	727,500	727,500	2,949,800	Various
01-Oct-01	01-Oct-01	01-Oct-06	6.03	100,000						100,000	100,000
01-Oct-01	01-Oct-01	01-Oct-05	5.10	608,000				144,000	7.37	464,000	464,000	734,400	Various
01-Oct-01	01-Oct-01	01-Oct-05	6.62	50,000				50,000	7.83	—	—	331,000	Various
01-Oct-01	01-Oct-01	01-Oct-05	5.30	10,000				10,000	7.62	—	—	53,000	Various
01-Oct-01	01-Oct-01	01-Oct-05	5.24	40,000			40,000			—	—
14-Aug-02	01-Oct-04	30-Sep-08	8.20	1,000,000			1,000,000			—	—
14-Aug-02	01-Oct-05	30-Sep-08	8.20	1,000,000			1,000,000			—	—
14-Aug-02	01-Oct-06	30-Sep-08	8.20	1,000,000			1,000,000			—	—
01-Oct-02	01-Oct-02	01-Oct-05	5.10	946,000				270,000	7.36	676,000	676,000	1,377,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	6.62	50,000				50,000	7.83	—	—	331,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.30	10,000				10,000	7.62	—	—	53,000	Various
01-Oct-02	01-Oct-02	01-Oct-05	5.24	40,000			40,000			—	—
01-Oct-02	01-Oct-02	01-Oct-06	6.03	100,000						100,000	100,000
01-Oct-02	01-Oct-02	01-Oct-07	7.25	40,000						40,000	40,000
01-Oct-03	01-Oct-03	01-Oct-06	6.03	180,000				80,000	6.85	100,000	100,000	482,400	Various
01-Oct-03	01-Oct-03	01-Oct-07	7.25	40,000						40,000	40,000
01-Nov-02	01-Nov-05	01-Nov-12	8.20	4,577,320			658,240			3,919,080	—
13-Oct-03	01-Nov-05	01-Nov-12	8.20	145,200			26,400			118,800	—
20-Oct-03	01-Nov-05	01-Nov-12	8.20	26,400						26,400	—
01-Nov-02	01-Nov-02	01-Jul-07	7.30	100,000						100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	7.30	100,000						100,000	100,000
01-Nov-02	30-Sep-04	01-Jul-07	7.30	100,000						100,000	100,000
01-Nov-02	30-Sep-03	01-Jul-07	7.40	892,500			60,000	60,000	7.73	772,500	772,500	444,000	Various
01-Nov-02	30-Sep-04	01-Jul-07	7.40	945,000			60,000	80,000	7.73	805,000	805,000	592,000	Various
23-Mar-04	23-Mar-07	23-Mar-10	7.87	671,000			189,510			481,490	—
24-Mar-04	24-Mar-07	24-Mar-10	7.87	5,263,500			1,102,305			4,161,195	—
31-May-04	24-Mar-07	24-Mar-10	7.87	20,000			2,200			17,800	—
02-Aug-04	02-Aug-07	02-Aug-10	6.84	—	5,861,500	23,300	250,000			5,588,200	—
02-May-05	02-Aug-07	02-Aug-10	6.84	—	60,000					60,000	—
				23,865,420	5,921,500	23,300	8,593,655	2,069,000		19,100,965	4,728,000	12,192,865

(e) Fair value of options granted

The fair value of each option is estimated on the date of grant, using a Black-Scholes option-pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the market condition criteria (where applicable), the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. For the year ended 30 June 2006, the fair value at grant date was independently determined. Historically, the fair value has been determined by a Directors’ valuation. The following weighted average assumptions were used for grants made in the years to 30 June 2006 and 30 June 2005:

	2006	2005

Expected dividend yield (%)	5.00	4.70
Expected price volatility of the company’s shares (%)	22.00	20.00
Share price at grant date ($)	6.69	6.84
Exercise price ($)	6.78	6.84
Historical volatility (%)	22.00	20.00
Risk-free interest rate (%)	5.40	5.60
Expected life of option (years)	5.50	5.00

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated changes. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.

For specific details of grant dates and exercise prices – refer Note 48(d).

(f) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Equity settled share based payment transactions
Options issued under employee option plan	3.3	4.4	3.3	4.4
Performance rights issued	0.2	—	0.2	—

Cash settled share based payment transactions
Cash settled share based payments	(0.7)	—	(0.7)	—
	2.8	4.4	2.8	4.4

Acruals and other creditors	2.6	—	2.3	—

(g) Liabilities for share-based payments

	CONSOLIDATED		AMCOR LIMITED
	2006	2005	2006	2005
	$m	$m	$m	$m

Cash settled share based payments liability
Shares	1.6	—	1.6	—
Shares - Overseas	0.3	—	—	—
Options	0.7	—	0.7	—
	2.6	—	2.3	—

Intrinsic value for vested cash settled shares liability
Shares	1.5	—	1.5	—
Options	—	—	—	—
	1.5	—	1.5	—

Due to the exercise price for vested options being greater than the market value at 30 June 2006 ($6.68), fully vested cash settled share options have an intrinsic value of zero.

NOTE 49 EVENTS SUBSEQUENT TO BALANCE DATE

The following subsequent events have occurred since 30 June 2006:

1.               Acquisition of Shareholding in K Laser

On 3 July 2006 Amcor announced it had entered into an agreement to subscribe for new shares to purchase a 16.67% shareholding in K Laser China; a subsidiary of the Taiwan publicly listed K Laser Technology (HK) Company Ltd for a consideration of approximately $13.4 million (US$10 million). Amcor has options to invest a further $20.1 million (US$15 million) in new shares and acquire existing shares for $16.9 million (US$12.6 million) to increase its shareholding in K Laser China to 50.1% over the next two years.

Amcor will also purchase 5.6 million new shares in K Laser Technology, for a consideration of $4.7 million (US$3.5 million), giving it a 4.2% shareholding in that company. K Laser has an option to require Amcor to invest a further $11.0 million (US$8.2 million) in K Laser Technology over the next two years upon the exercise of Amcor’s options in K Laser China.

2.               Amcor Share Buy-back on Conversion of PRIDES

Amcor announced on 6 July 2006 that it intends to implement a share buy-back program to acquire shares equivalent to the number of new shares issued on conversion of the PRIDES.

Amcor’s PRIDES are convertible subordinated debt securities that pay a semi-annual coupon of 7.25% p.a. and give holders a right to convert into American Depository Receipts (ADRs) representing ordinary shares of Amcor at a prescribed conversion rate any time prior to 19 November 2006. Any PRIDES not converted before 19 November 2006 become perpetual debt on that date and may be redeemed at Amcor’s election at face value at any time from that date.

Subject to market conditions and any adverse business or other developments impacting Amcor, it is also intended to immediately redeem any PRIDES that remain unconverted on 19 November 2006.

There were $243.2 million (US$181.6 million) of PRIDES on issue at 30 June 2006 compared to $308 million (US$230 million) at June 2005. Approximately $64.3 million (US$48 million) in PRIDES were converted into approximately 10 million ordinary shares during June.

The conversion of all remaining PRIDES would result in the further issue of around 37 million Amcor ordinary shares at the exchange rate and share price prevailing around the date of this report.

3.               Amcor Fibre Packaging Australasia Restructuring

Amcor announced on 23 August 2006 a major restructuring to the fibre packaging business in Australasia to substantially improve earnings and returns. The main components of this plan involve assessment of a new paper recycling mill, to be located in Botany, New South Wales, the closure of the small recycling paper mill, located in Spearwood, Western Australia and substantial restructuring in the corrugated box plants. This will involve the closure of the plant at Box Hill, Victoria, and the upgrading of the two remaining Victorian plants.

NOTE 50. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

(1) Reconciliation of equity reported under previous AGAAP to equity under AIFRS

(a) At the date of transition to AIFRS: 1 July 2004

		CONSOLIDATED			AMCOR LIMITED
			Effect of			Effect of
		Previous	transition		Previous	transition
	Notes	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
		$m	$m	$m	$m	$m	$m
Current assets
Cash and cash equivalents	(n)	131.0	17.3	148.3	7.5	—	7.5
Trade and other receivables	(a), (f), (n)	1,568.7	165.1	1,733.8	8,103.3	(22.6)	8,080.7
Inventories		1,369.6	—	1,369.6	—	—	—
Total current assets		3,052.0	199.7	3,251.7	8,110.8	(22.6)	8,088.2

Non-current assets
Investments accounted for using the equity method	(n)	6.7	—	6.7	—	—	—

Other financial assets	(b), (n)	88.0	(34.3)	53.7	3,689.7	(34.3)	3,655.4
Property, plant and equipment	(c), (d), (e), (g)	4,745.0	62.6	4,807.6	5.6	(4.0)	1.6
Deferred tax assets	(f)	238.8	162.5	401.3	100.0	(40.2)	59.8
Intangible assets	(e)	2,062.7	83.9	2,146.6	5.0	4.1	9.1
Other non-current assets		93.2	(1.1)	92.1	13.4	(0.4)	13.0
Total non-current assets		7,234.4	273.6	7,508.0	3,813.7	(74.8)	3,738.9

Total assets		10,286.4	473.3	10,759.7	11,924.5	(97.4)	11,827.1

Current liabilities
Trade and other payables	(d), (h)	1,831.1	5.9	1,837.0	35.1	—	35.1
Interest bearing liabilities	(a), (d)	728.5	201.0	929.5	4,846.6	—	4,846.6
Current tax liabilities		77.4	—	77.4	23.6	—	23.6
Provisions	(g)	339.7	(4.7)	335.0	2.9	—	2.9
Total current liabilities		2,976.7	202.2	3,178.9	4,908.2	—	4,908.2

Non-current liabilities
Trade and other payables	(d), (h)	13.2	26.2	39.4	—	—	—
Interest bearing liabilities	(d)	1,776.2	172.8	1,949.0	1,463.8	—	1,463.8
Subordinated convertible securities		332.3	—	332.3	332.3	—	332.3
Deferred tax liabilities	(f)	388.5	196.7	585.2	169.2	(167.4)	1.8
Provisions	(g)	33.4	48.7	82.1	4.5	0.3	4.8
Retirement benefit obligations	(i)	58.5	267.7	326.2	—	73.9	73.9
Total non-current liabilities		2,602.1	712.1	3,314.2	1,969.8	(93.2)	1,876.6

Total liabilities		5,578.8	914.3	6,493.1	6,878.0	(93.2)	6,784.8

Net assets		4,707.6	(441.0)	4,266.6	5,046.5	(4.2)	5,042.3

Equity
Contributed equity	(b)	3,351.9	(33.9)	3,318.0	2,755.3	(33.9)	2,721.4
Reserves	(c), (j)	(349.2)	349.9	0.7	40.9	(40.2)	0.7
Retained profits	(l)	1,614.3	(757.1)	857.2	2,250.3	69.9	2,320.2
Total equity attributable to equity holders of the parent		4,617.0	(441.1)	4,175.9	5,046.5	(4.2)	5,042.3
Minority interest		90.6	0.1	90.7	—	—	—
Total equity		4,707.6	(441.0)	4,266.6	5,046.5	(4.2)	5,042.3

(b) At the end date of the last reporting period under previous AGAAP: 30 June 2005

		CONSOLIDATED			AMCOR LIMITED
			Effect of			Effect of
		Previous	transition		Previous	transition
	Notes	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
		$m	$m	$m	$m	$m	$m
Current assets
Cash and cash equivalents	(n)	210.8	19.0	229.8	3.7	—	3.7
Trade and other receivables	(a), (f), (n)	1,685.9	138.8	1,824.7	6,027.4	(22.6)	6,004.8
Inventories		1,440.1	—	1,440.1	—	—	—
Total current assets		3,336.8	157.8	3,494.6	6,031.1	(22.6)	6,008.5

Non-current assets
Investments accounted for using the equity method	(n)	40.7	—	40.7	—	—	—

Other financial assets	(b), (n)	79.3	(26.5)	52.8	4,712.5	(26.5)	4,686.0
Property, plant and equipment	(c), (d), (e), (g)	4,400.1	26.7	4,426.8	8.7	(4.6)	4.1
Deferred tax assets	(f)	176.2	173.7	349.9	88.4	(61.6)	26.8
Intangible assets	(e)	1,766.9	231.1	1,998.0	5.5	5.0	10.5
Other non-current assets		98.9	(2.6)	96.3	11.4	(0.9)	10.5
Total non-current assets		6,562.1	402.4	6,964.5	4,826.5	(88.6)	4,737.9

Total assets		9,898.9	560.2	10,459.1	10,857.6	(111.2)	10,746.4

Current liabilities
Trade and other payables	(d), (h)	1,991.8	4.2	1,996.0	35.9	—	35.9
Interest bearing liabilities	(a), (d)	729.2	158.0	887.2	3,849.6	—	3,849.6
Current tax liabilities		82.5	—	82.5	13.4	(0.2)	13.2
Provisions	(g)	290.4	(1.1)	289.3	2.1	—	2.1
Total current liabilities		3,093.9	161.1	3,255.0	3,901.0	(0.2)	3,900.8

Non-current liabilities
Trade and other payables	(d), (h)	0.7	30.9	31.6	—	—	—
Interest bearing liabilities	(d)	1,747.8	169.5	1,917.3	1,275.9	—	1,275.9
Subordinated convertible securities		301.1	—	301.1	301.1	—	301.1
Deferred tax liabilities	(f)	292.8	224.5	517.3	148.6	(86.0)	62.6
Provisions	(g), (h)	44.9	55.0	99.9	5.2	0.3	5.5
Retirement benefit obligations	(i)	55.1	303.8	358.9	—	58.8	58.8
Total non-current liabilities		2,442.4	783.7	3,226.1	1,730.8	(26.9)	1,703.9

Total liabilities		5,536.3	944.8	6,481.1	5,631.8	(27.1)	5,604.7

Net assets		4,362.6	(384.6)	3,978.0	5,225.8	(84.1)	5,141.7

Equity
Contributed equity	(b)	3,348.1	(26.0)	3,322.1	2,751.5	(26.0)	2,725.5
Reserves	(c), (j)	(510.9)	362.7	(148.2)	40.7	(36.3)	4.4
Retained profits	(l)	1,446.9	(720.8)	726.1	2,433.6	(21.8)	2,411.8
Total equity attributable to equity holders of the parent		4,284.1	(384.1)	3,900.0	5,225.8	(84.1)	5,141.7
Minority interest		78.5	(0.5)	78.0	—	—	—

Total equity		4,362.6	(384.6)	3,978.0	5,225.8	(84.1)	5,141.7

(2) Reconciliation of profit under previous AGAAP to profit under AIFRS for the year ended 30 June 2005

		CONSOLIDATED			AMCOR LIMITED
			Effect of			Effect of
		Previous	transition		Previous	transition
	Notes	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
		$m	$m	$m	$m	$m	$m

Sales revenue		11,099.6	—	11,099.6	—	—	—
Cost of sales	(c), (d), (g), (i)	(9,304.8)	20.6	(9,284.2)	—	—	—

Gross profit		1,794.8	20.6	1,815.4	—	—	—

Other income	(c), (h)	174.7	(90.9)	83.8	365.5	0.8	366.3
Sales and marketing expenses		(303.2)	0.2	(303.0)	—	—	—
General and administration expenses	(b), (e), (i)	(1,225.3)	164.5	(1,060.8)	287.4	(327.6)	(40.2)
Research and development costs		(39.7)	—	(39.7)	(0.3)	—	(0.3)
Share of net profit of associates		1.8	—	1.8	—	—	—
Profit from operations		403.1	94.4	497.5	652.6	(326.8)	325.8

Financial income	(k)	—	20.9	20.9	—	323.1	323.1
Financial expenses	(d), (g), (i)	(158.1)	(29.2)	(187.3)	(217.2)	0.1	(217.1)
Net finance costs		(158.1)	(8.3)	(166.4)	(217.2)	323.2	106.0
Profit before related income tax expense		245.0	86.1	331.1	435.4	(3.6)	431.8
Income tax expense	(f)	(58.8)	(13.9)	(72.7)	37.9	(98.2)	(60.3)

Profit after related income tax expense		186.2	72.2	258.4	473.3	(101.8)	371.5

Profit attributable to:
Members of Amcor Limited		173.2	72.1	245.3	473.3	(101.8)	371.5
Minority Interest		13.0	0.1	13.1	—	—	—
		186.2	72.2	258.4	473.3	(101.8)	371.5

(3) Reconciliation of the cash flow statement under previous AGAAP to AIFRS for the year ended 30 June 2005

		CONSOLIDATED			AMCOR LIMITED
			Effect of			Effect of
		Previous	transition		Previous	transition
	Notes	AGAAP	to AIFRS	AIFRS	AGAAP	to AIFRS	AIFRS
		$m	$m	$m	$m	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services and sales tax)	(a)	10,936.7	41.9	10,978.6	—	—	—
Payments to suppliers and employees (inclusive of goods and services and sales tax)	(a),(d)	(9,900.0)	21.7	(9,878.3)	(66.6)	—	(66.6)
Dividends received		0.6	—	0.6	40.6	—	40.6
Other income received		71.3	—	71.3	31.8	—	31.8
Finance income received		20.6	—	20.6	309.6	—	309.6
Finance expenses paid	(a),(d)	(156.3)	(19.3)	(175.6)	(211.8)	—	(211.8)
Income taxes paid		(115.5)	—	(115.5)	(42.2)	—	(42.2)

Net cash from operating activities		857.4	44.3	901.7	61.4	—	61.4

Cash flows from investing activities
Repayment of loans by associated companies and other persons		4.8	—	4.8	163.5	—	163.5
Payments for controlled entities and businesses, net of cash		(45.5)	—	(45.5)	(10.1)	—	(10.1)
Payments for property, plant and equipment		(647.4)	—	(647.4)	(3.1)	—	(3.1)
Proceeds on disposal of controlled entities and businesses		10.8	—	10.8	—	—	—
Proceeds on disposal of controlled entities and business treated as discontinued operations		—	—	—	—	—	—
Proceeds on disposal of property, plant and equipment		77.4	—	77.4	0.3	—	0.3

Net cash from investing activities		(599.9)	—	(599.9)	150.6	—	150.6

Cash flows from financing activities
Proceeds from share issues, convertible securities and calls on partly-paid shares		(3.3)	15.4	12.1	(2.5)	15.4	12.9
Proceeds from borrowings	(a)	3,719.0	157.8	3,876.8	3,324.0	—	3,324.0
Payments for shares bought back		—	(15.4)	(15.4)	—	(15.4)	(15.4)
Share issue and buy-back transaction costs		—	—	—	—	—	—
Repayment of borrowings	(a),(d)	(3,504.3)	(202.1)	(3,706.4)	(3,250.0)	—	(3,250.0)
Principal lease repayments		(18.1)	—	(18.1)	—	—	—
Dividends and other equity distributions paid		(346.6)	—	(346.6)	(287.3)	—	(287.3)

Net cash from financing activities		(153.3)	(44.3)	(197.6)	(215.8)	—	(215.8)

Net increase/(decrease) in cash held		104.2	—	104.2	(3.8)	—	(3.8)

Cash and cash equivalents at the beginning of the financial year		121.1	—	121.1	7.5	—	7.5
Effects of exchange rate changes on cash and cash equivalents		(11.5)	—	(11.5)	—	—	—
Cash and cash equivalents at the end of the financial year		213.8	—	213.8	3.7	—	3.7

(4) Financial instruments

The consolidated entity has elected not to restate comparative information for financial instruments within the scope of Accounting Standards AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement. For details of transition adjustments made at 1 July 2005, refer Note 1(z).

(5) Notes to the reconciliations

(a)  Securitised receivables

Under AIFRS, securitised trade receivables have been recognised on balance sheet as the special purpose entity established for the securitisation is considered to be controlled in accordance with UIG Interpretation 112 Consolidation - Special Purpose Entities. AIFRS considers the majority allocation of the expected risks and benefits in determining control.

The effect is:

(i)                                  At 1 July 2004

For the consolidated entity, current receivables and current interest bearing liabilities increased by $197.9 million. There was no impact for the company.

(ii)                              At 30 June 2005

For the consolidated entity, current receivables and current interest bearing liabilities increased by $157.8 million.

In the cash flow statement, receipts from customers increased by $41.9 million, payments to suppliers decreased by $5 million, finance costs paid increased by $5 million, repayment of borrowings has increased by $199.7 million and proceeds from borrowings increased by $157.8 million. There was no impact for the company.

(b)  Share based payments

Under AASB 2 Share-based Payments, from 1 July 2004, the consolidated entity is required to recognise an expense for those options granted under Amcor employee share option plans after 7 November 2002 but that had not vested by 1 January 2005. In addition, employee share loans are derecognised and adjusted against issued capital.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity and the company, there has been a decrease in other financial assets of $34.3 million and a decrease in issued capital of $33.9 million, an increase in share based payments reserve of $0.7 million and a decrease in retained earnings of $1.1 million.

(ii)                              At 30 June 2005

For the consolidated entity and the company, there has been a decrease in other financial assets of $26.5 million and a decrease in issued capital of $26.0 million and a decrease in retained earnings of $4.9 million and an increase in shared based payment reserve of $4.4 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $3.7million.

(c)  Property, plant and equipment

Property, plant and equipment is measured at cost or deemed cost under AIFRS. On transition, the balance of the asset revaluation reserve was derecognised and adjusted against retained earnings.

Property, plant and equipment of the consolidated entity is affected by the following adjustments:

•                  The reversal of particular sale and leaseback arrangements which are not recognised as such for AIFRS, refer Note 50(d).

•                  Under AASB 116 Property, Plant and Equipment, the consolidated entity is required to expense start-up and relocation costs, and capitalise decommissioning costs into the cost of an asset as explained in Note 50(g).

•                  In addition, software costs previously recognised in plant and equipment are reclassified to intangible assets, refer Note 50(e).

•                  A change in the basis of impairment testing from a test of the recoverable amount of non-current assets using profit multiples and undiscounted cash flows, or discounted cash flows as deemed appropriate under AGAAP, to the AIFRS policy of testing the recoverable amount of cash generating units using discounted cash flows.

Under AIFRS, the gain or loss on the disposal of property, plant and equipment will be recognised on a net basis as a gain or loss, rather than separately recognising the consideration received as revenue.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property plant and equipment of $62.6 million, a decrease in the asset revaluation reserve by $136.9 million and an increase in retained earnings of $199.5 million.

For the company, there has been a decrease in property plant and equipment of $4.0 million, a decrease in the asset revaluation reserve by $40.9 million and an increase in retained earnings of $36.9 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in property plant and equipment of $26.7 million and a decrease in the asset revaluation reserve of $130.2 million.

An amount of $69.2 million has been reclassified from other income to cost of sales.

For the company, there has been a decrease in property plant and equipment of $4.6 million and a decrease in the asset revaluation reserve of $40.7 million.

(d)  Leases

Sale and Leaseback

In July 2001, the consolidated entity entered into a sale and leaseback transaction in relation to a number of properties occupied by businesses within the Amcor Australasia business group. Under AIFRS, this transaction does not qualify for sale and leaseback accounting. The consolidated entity has recognised this transaction as a secured borrowing and the properties were reinstated on the balance sheet and recorded as an asset. Payments made under the relevant agreements are apportioned between interest expense and the loan liability.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $163.3 million, and an increase in non current interest bearing liabilities of $170.7 million and a decrease in current payables of $0.2 million, with a corresponding reduction in retained earnings of $7.2 million. For the company, there has been no impact.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $161 million, and an increase in non current interest bearing liabilities of $168.3 million and a decrease in current payables of $0.4 million, with a corresponding reduction in retained earnings of $6.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1.9 million.

In the cash flow statement, interest paid increased by $14.3 million, repayment of borrowings increased by $2.4 million and payments to suppliers decreased by $16.7 million. For the company, there has been no impact.

Operating leases

The consolidated entity, in applying AASB 117 Leases, recognises lease rental expense on a straight line basis where the annual operating lease rental payment is known to escalate or decline over the lease term by a set amount.

The effect of this is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in current lease payables of $4.2 million and non current payables of $3.3 million with a corresponding decrease in retained earnings of $7.5 million. For the company, there has been no impact.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in current lease payables of $4.6 million and non current payables of $2.9 million. Including the effect of foreign currency translation this has resulted in a decrease in retained earnings of $8.9 million. The impact on net profit before income tax expense for the year ended 30 June 2005 was an expense of $1 million. For the company, there has been no impact.

(e)  Business combinations and intangible assets

As permitted by the election available under AASB 1, the classification and accounting treatment of business combinations that occurred prior to transition date have not been restated in preparing the 1 July 2004, opening AIFRS balance sheet. The assets and liabilities are subject to the other requirements of AASB 1, as discussed below.

Business combinations that occurred on or after 1 July 2004 have been restated to comply with AIFRS. All business combinations are accounted for using the purchase method.

In respect of acquisitions prior to transition date, goodwill is measured at its deemed cost, which represents the amount recorded under AGAAP, adjusted for reclassifications of other intangible assets not meeting the AIFRS recognition criteria. Goodwill and intangible assets with an indefinite useful life are not subject to amortisation, but are tested for impairment annually.

On transition, intangible assets including goodwill have been reviewed to ensure they are capable of recognition under AASB 138 Intangible Assets and tested for impairment.

Certain software assets have been reclassified from property, plant and equipment to intangible assets on transition to AIFRS.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in other intangible assets of $83.9 million and a decrease in property, plant and equipment of an equivalent amount. For the company, the increase in other intangible assets is $4.1 million with the corresponding decrease in property, plant and equipment.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in other intangible assets of $115.8 million and a decrease in property, plant and equipment of an equivalent amount. For the company, the increase in other intangible assets is $4.6 million with the corresponding decrease in property, plant and equipment. In addition, there has been an increase in goodwill of $127.2 million and a corresponding decrease in amortisation expense. For the company, there is no impact.

The consolidated entity utilised $10.5 million of previously unrecognised tax losses in the year ending 30 June 2005 which under AIFRS, on transition were recognised as a write-down in the value of goodwill. For the company, there is no impact.

(f)  Income taxes

Under previous AGAAP, deferred tax balances were determined using the income statement method, in which items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss. In addition, current and deferred taxes could not be recognised directly in equity.

Amcor Limited and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 July 2003. Under previous AGAAP, the parent entity recognised current and deferred tax amounts relating to transactions, events and balances of the tax consolidated entities as if those transactions, events and balances were its own.

Under AIFRS, the parent entity only recognises the current tax payable and deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax assets relating to the additional liabilities recorded under AIFRS for defined benefit plans and decommissioning provisions and an increase in deferred tax liabilities relating to revalued assets now carried at deemed cost, previously unrecognised securitised assets and an additional liability due to deductible goodwill.

Under AIFRS, current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at reporting date, and any adjustments to tax payable in respect of previous years.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in deferred tax assets of $162.5 million, an increase in deferred tax liabilities of $196.7 million and a decrease in retained earnings of $34.2 million.

For the company, the impact of the tax consolidation requirements have been offset by the tax effect of the defined pension obligations to derecognise deferred tax assets of $40.2 million and deferred tax liabilities of $167.4 million, with corresponding changes in retained earnings of $104.6 million and intercompany receivables of $22.6 million.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in deferred tax assets of $173.7 million and an increase in deferred tax liabilities of $224.5 million. Income tax expense for the year has increased by $13.9 million.

For the company, there has been a decrease in deferred tax assets of $61.6 million, a decrease in deferred tax liabilities of $86 million, a decrease in intercompany receivables of $22.6 million and a decrease in retained earnings of $1.8 million. Income tax expense for the year has increased by $98.2 million.

(g)  Decommissioning provisions

Under AIFRS, the present value of the estimated costs of dismantling and removing an asset and restoring the site on which it is located is recognised as an asset within property, plant and equipment and as a provision where a legal or constructive obligation exists. At each reporting date, the liability is remeasured in line with changes in discount rates, timing and estimated cash flows. Any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest in the income statement as it occurs.

The consolidated entity has certain operating leases that require the asset to be returned to the lessor in its original condition. Under previous AGAAP, the costs of restoration were not recognised until the expenditure was incurred. Under AIFRS, a provision for restoration costs is recognised over the period of the lease and is measured as the expected cost of restoration at each reporting date.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in property, plant and equipment of $19.9 million (the company $0.1 million), an increase in provisions $52.4 million (the company $0.2 million) and a decrease in retained earnings of $32.5 million (the company $0.1 million).

(ii) At 30 June 2005

For the consolidated entity, there has been an increase in property, plant and equipment of $17.4 million (the company $0.1 million), an increase in provisions $52.3 million (the company $0.2 million) and, including the effect of foreign currency translation, retained earnings has decreased by $37 million (the company $0.1 million). The increase in depreciation and interest expense has reduced net profit before income tax expense by $3.9 million for the year ending 30 June 2005. The profit impact in the company is insignificant.

h)  Government grants

Under previous AGAAP, contributions from government grants to the acquisition of assets were recognized as revenue at the fair value of the grant received, when the consolidated entity gained control of the contribution. Under AIFRS, grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in trade and accounts payable of $32.1 million with an equivalent reduction in retained earnings. For the company, there was no adjustment.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in trade and accounts payable of $28 million, a decrease in current receivables of $2.7million and, including the effect of foreign currency translation, retained earnings has decreased by $32.4 million. The impact on other income for the year ending 30 June 2005 is $9.6 million. For the company, there was no adjustment.

i)  Defined benefit plans

Under AIFRS, the consolidated entity’s net obligation in respect of defined benefit superannuation plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

When the employee entitlements under the plan are improved, the proportion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

Where the calculation results in a net benefit to the consolidated entity, the recognised asset is limited to the net total of any unrecognised past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses that arise subsequent to 1 July 2004 are recognised directly in retained earnings.

The effect of the above is:

(i)                                  At 1 July 2004

For the consolidated entity, there has been an increase in defined benefit obligations of $267.7 million, resulting in a total defined benefit obligation of $326.2 million. In addition $2.6 million of surplus plan assets were recognised resulting in a total reduction in retained earnings of $265.1 million.

For the company, there has been an increase in defined benefit obligations of $73.9 million equivalent to the total defined benefit obligation in the balance sheet at that date resulting in a reduction of $73.9 million in retained earnings.

(ii)                              At 30 June 2005

For the consolidated entity, there has been an increase in defined benefit obligations of $303.8 million, an increase in surplus plan assets of $0.4 million and a total reduction in retained earnings of $334 million. The impact on net profit before income tax expense for the year ended 30 June 2005 is an increase in expenses of $10.4 million.

For the company, there has been an increase in defined benefit obligations of $58.8 million and a total reduction in retained earnings of $58.8 million. The impact on net profit before income tax expense for the year ended 30 June 2005 is a decrease in expenses of $0.4 million.

j)  Foreign currency

The consolidated entity elected under AASB 1 to reset the Exchange Fluctutation Reserve (EFR) balance under AGAAP at 1 July 2004 to nil. For the consolidated entity, at 1 July 2004 an amount of $486.1 million has been reclassified from EFR to retained earnings. This adjustment resulted in a $469.3 million reclassification at 30 June 2005. There is no impact for the company.

For the consolidated entity, $6.1 million of EFR was taken direct to retained earnings under AGAAP. This entry was reversed under AIFRS, as the balance of EFR was taken to retained earnings at 1 July 2004.

k)  Finance income

Finance income has been reclassified from other income in the income statement. This resulted in a reclassification of $20.9 million for the consolidated entity and $323.1 million for the company, to finance income for the year ended 30 June 2005.

l)  Retained earnings

The impact of the transition to AIFRS on retained earnings is summarised below:

		CONSOLIDATED		AMCOR LIMITED
			30 June		30 June
	Notes	1 July 2004	2005	1 July 2004	2005
		$m	$m	$m	$m

RS reconciliation:
transfer from asset revaluation reserve	(c)	136.9	130.2	40.9	40.7
transfer from exchange fluctuation reserve	(j)	(486.1)	(469.3)	—	—
recognition of deficits in defined benefit plans and actuarial gains and losses	(i)	(265.1)	(334.0)	(73.9)	(58.8)
AGAAP amortisation of goodwill	(e)	—	127.2	—	—
recognition of the net impact of decommissioning provisions	(g)	(32.5)	(37.0)	(0.1)	(0.1)
derecognition of start up and relocation costs	(c)	(34.9)	(37.7)	—	—
lease adjustments	(d)	(14.7)	(15.8)	—	—
deferral of government grants	(h)	(20.2)	(32.4)	—	—
tax loss utilisation charge to goodwill	(e)	—	(10.5)	—	—
other adjustments		(6.3)	(6.2)	(1.6)	(1.8)
taxation effect of above adjustments	(f)	86.8	94.0	22.3	17.6
other tax adjustments	(f)	(121.0)	(129.3)	82.3	(19.4)

tal adjustment to retained earnings		(757.1)	(720.8)	69.9	(21.8)

m)  Earnings per share

Under AIFRS, basic and diluted earnings per share are calculated using the net profit after income tax expense from continuing operations attributable to the ordinary equity holders of the parent entity. The earnings per share, calculated on the AIFRS adjusted results, compared to the previous AGAAP results are:

	AGAAP	AIFRS
	30 June	30 June
	2005	2005
Basic EPS from continuing operations:	13.8	22.0
Diluted EPS from continuing operations:	13.7	21.9

n)  Reclassification of balance sheet line balances

Short term deposits were reallocated from trade and other receivables to cash and cash equivalents on transition to AIFRS. For the consolidated entity, $17.3 million was reclassified at 1 July, 2004 and $19 million at 30 June 2005. No reclassification was required for the company.

Investments accounted for using the equity method have been separately disclosed on the face of the balance sheet. This has been reclassified from the AGAAP balance sheet category ‘other financial assets’.

Non current receivables, as disclosed under AGAAP, are included in non current other financial assets under AIFRS.

o)  Reclassification of cash flow statement line items

In the consolidated entity and the company, payments relating to share buybacks have been separately disclosed in the cash flow statement and reallocated from proceeds from share issues, convertible securities and calls on partly-paid shares.

Appendix 4E

Preliminary Final Report

Appendix 4E Rule 4.3A

Preliminary Final report

AMCOR LIMITED

ABN 62 000 017 372

1. Details of the reporting period and the previous corresponding period

Reporting Period:	Year Ended 30 June 2006
Previous Corresponding Period:	Year Ended 30 June 2005

2. Results for announcement to the market

				$A million
2.1 Revenues from ordinary activities
• From Continuing Operations	up	3.7%	to	11,041.9
• From Discontinued Operations	down	12.4%	to	397.4

2.2 Profit (loss) from ordinary activities after tax attributable to members
• Before significant items	down	20.6%	to	405.9
• After significant items	up	43.2%	to	351.3

2.3 Net profit (loss) for the period attributable to
members
• Before significant items	down	20.6%	to	405.9
• After significant items	up	43.2%	to	351.3

Amount per
Dividends	security	Franked amount per security
Current period

2.4 Final dividend	17.0 cents	2.55 cents
2.4 Interim dividend	17.0 cents	2.55 cents

Previous corresponding period

2.4 Final dividend	17.0 cents	3.7 cents
2.4 Interim dividend	17.0 cents	4.8 cents

2.5 Record date for determining entitlements to the dividend	Final dividend – 7 September 2006

2.6    Brief explanation of any figures in 2.1 to 2.4 –:

i)                                Franking amounts are based on 15% franking for dividends in the year to 30 June 2006.

ii)                             Dividends to foreign holders are subject to with-holding tax and the declaration that 75% of the dividend is sourced from the Conduit Foreign Income Account.

iii)                          Refer to attached press release for further details relating to 2.1 to 2.4.

1

Appendix 4E

Preliminary Final Report

3. Statement of Financial Performance – refer attached

4. Statement of Financial Position – refer attached

5. Statement of Cash Flows – refer attached

6. Details of individual dividends and payment dates – refer attached Note 37 Dividends

7. Details of dividend reinvestment plan

The Dividend Reinvestment Plan (DRP) is in operation. Issue price is calculated on the arithmetic average of the volume weighted average price for the nine business days September 11 to 21, 2006 inclusive. The last date for receipt of election notices for the DRP is 7 September 2006.

8. Statement of retained earnings – refer attached Note 34 Reserves and Retained Profits

9. Net tangible assets

	Current period	Previous corresponding Period

Net tangible asset backing per ordinary security	$1.78	$1.83

10. Control gained over entities having a material effect – refer attached Note 42 Business Combinations

11. Details of associates and joint venture entities – refer attached Note 45 Investments in Associates

12. Significant information – refer press release attached

13. Not applicable

14. Commentary on results for the period – refer press release attached

15. This report is based on accounts which have been audited.

Date: 23 August 2006
Julie McPherson
Company Secretary

2

AMCOR

Full Year Results

August 2006

www.amcor.com

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The Way Forward

EXECUTION FOCUS
Strong market positions
Customer & market focused
Low cost
Capital discipline
CULTURAL CHANGE
Improve shareholder value

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The Way Forward – Strong Market Positions

AMCOR

EXECUTION FOCUS

Assess:

- Segment attractiveness
- Competitive position

Good → **Grow** →

Needs improvement → **Fix / Sell / Close** →

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The Way Forward – Strong Market Positions

AMCOR

EXECUTION FOCUS

Assess:
• Segment attractiveness
• Competitive position
Good
Grow
Needs improvement
Fix
Sell
Close

Summary

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The Way Forward – Capital Discipline

AMCOR

EXECUTION FOCUS

Base Capital
$442 million

Growth
Capital
$70 million

- **Funded by asset sale proceeds**

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The Way Forward - Summary

EXECUTION FOCUS
Strong market positions
Customer & market focused
Low cost
Capital discipline
CULTURAL CHANGE
Improve shareholder value

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The Way Forward - Summary

AMCOR

EXECUTION FOCUS
Strong market positions
Customer & market focused
Low cost
Capital discipline
CULTURAL CHANGE
Improve shareholder value

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Amcor Australasia

AMCOR

Earnings & Returns

A$ m
%
PBIT
RoAFE %
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0
04/05
05/06

Cash Flow *

*All operations

Sales

Sound performance in rigid, flexibles and glass

Disappointing result in fibre

Capital spending below depreciation of $122 million

Sales impacted by lower fibre volumes

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Amcor Flexibles

AMCOR

Earnings & Returns *

€ m
%
120
118
116
114
112
110
108
18
15
12
9
6
3
0
PBIT
RoAFE
04/05
05/06

* Continuing operations

Cash Flow *

* All operations

Sales *

* Continuing operations

- Sound performance in difficult conditions
- Returns unsatisfactory

Opportunities for improvement in working capital

Sales growth of 3.9%

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Amcor Flexibles Raw Material Input Costs

Raw Material Market Price Trends
Index of Market Movements
120
115
110
105
100
95
90
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Jan-04
Mar-04
May-04
Jul-04
Sep-04
Nov-04
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06

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Amcor Asia

Earnings & Returns

SGD m
%
40
30
20
10
0
14
12
10
8
6
4
2
0
PBIT
RoAFE
04/05
05/06

* Continuing operations

Cash Flow *

* All operations

Sales

Divestment of lower returning corrugated business in 05/06

Improved earnings in flexibles and tobacco packaging

Building a position in Chinese tobacco packaging market

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Slide with photos of K Laser products

AMCOR

高露洁
Colgate
全效
12
清爽彩条
高露洁
Colgate
全效
12
美白
普陀山
Pu Tuo Shan

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Working Capital Performance

AMCOR

Business Group working capital at period end
Average working Capital/Sales
(Net of factoring)
A$ m
1400
1200
1000
800
600
400
%
14
13
12
11
10
11.7
11.0
11.0
11.4
02/03
03/04
04/05
05/06

02/03 AGAAP; thereafter AIFRS
All operations

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Return on Average Funds Employed

AMCOR

%
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
9.6% Pre Tax WACC
Target 15%
11.1
11.1
12.0
11.3
02/03
03/04
04/05
05/06

Before significant items

02/03 and 03/04 AGAAP; thereafter AIFRS

All Operations

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Continuing & Discontinued Operations

AMCOR

	Profit & Loss	Closing Balance Sheet	Cash Flow	Notes to Accounts
Continuing Operations	✓	✓	×	✓
Discontinued Operations	✓	N/A	×	✓
Total – All Operations	✓	✓	✓	✓

✓ = Disclosures in statutory accounts and press releases

× = Not separately identified in statutory accounts and press release

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AMCOR

Full Year Results

August 2006

www.amcor.com

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[LOGO]

[GRAPHIC]

Full Year Results

August 2006

www.amcor.com

Disclaimer

•                  This presentation contains forward-looking statements that involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies, many of which are outside the control of, and are unknown to, Amcor. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “seeks”, “estimate”, “anticipate”, “believe”, “continue”, or similar words.

•                  No representation, warranty or assurance (express or implied) is given or made in relation to any forward looking statement by any person (including Amcor). In addition, no representation, warranty or assurance (express or implied) is given in relation to any underlying assumption or that any forward looking statements will be achieved. Actual future events may vary materially from the forward looking statement and the assumptions on which the forward looking statements are based. Given these uncertainties, readers are cautioned not to place undue reliance on such forward looking statements.

•                  In particular, we caution you that these forward looking statements are based on management’s current economic predictions and assumptions and business and financial projections. Amcor’s business is subject to uncertainties, risks and changes that may cause its actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. The factors that may affect Amcor’s future performance include, among others:

•                  changes in the legal and regulatory regimes in which Amcor operates;

•                  changes in behaviour of Amcor’s major customers;

•                  changes in behaviour of Amcor’s major competitors;

•                  the impact of foreign currency exchange rates; and

•                  general changes in the economic conditions of the major markets in which Amcor operates.

•                  These forward looking statements speak only as of the date of this presentation. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, Amcor disclaims any obligation or undertaking to publicly update or revise any of the forward looking statements in this presentation, whether as a result of new information, or any change in events, conditions or circumstances on which any such statement is based.

Investor Presentation

• Overview of results	- Ken MacKenzie

• The way forward	- Ken MacKenzie

• Australasia	- Lou Lachal

• Non Australasian businesses	- Ken MacKenzie

• Finance	- Peter Day

• Summary	- Ken MacKenzie

• Q & A	- All

Full Year Results

Profit

	04/05	05/06	Δ %
PBITDA (A$ m)	1,284	1,249	(2.7)
PBIT (A$ m)	822	776	(5.6)
PAT (A$ m)	459	406	(11.5)
EPS (c)	52.2	46.1	(11.7)
PBIT/AFE(%)	12.0	11.3
Dividend (c)	34.0	34.0
Signf. Items (A$ m)	(265.8)	(54.6)

Cash Flow

A$ m	04/05	05/06
PBITDA	1,284	1,249.0
Operating cash flow	345.8	522.3
Dividends	(294.3)	(308.8)
Free cash flow	51.5	213.5
Divestments	24.5	264.2
Growth capital	(125.5)	(69.5)
Reduction in debt	(64.4)	497.8

Summary

Positives

•                  PBITDA 2.7% lower in an environment of rapidly rising input costs

•                  Strong cash flow performance

•                  Good recovery by year end of raw material price increases

•                  Solid performances from:

•                  Sunclipse

•                  Flexibles

•                  Asia

•                  Australasian non Fibre

•                  PET North America and Europe

Negatives

•                  Disappointing operational performances from:

•                  Fibre Australasia

•                  PET Latin America

•                  Inability to recover energy cost increases across a number of businesses

The Way Forward

[GRAPHIC]

EXECUTION FOCUS				Improve shareholder value

Strong	Customer		Capital
market	& market	Low cost	discipline
positions	focused

CULTURAL CHANGE

•                  Execution priorities announced in August 2005

•                  Two to three year program

•                  Significant progress in all areas over the past 12 months

Substantial improvement expected
over the next two to three years

The Way Forward – Strong Market Positions

[GRAPHIC]

	Good	Grow	• Flexibles and tobacco packaging in emerging and attractive markets

• Custom PET

Assess:			• Select Market segments in Australasia

• Segment attractiveness
• Competitive Position	Needs improvement	Fix Sell Close	• As announced in August 2005 • Potential sale proceeds between $0.5 to $1.0 billion • Restructuring of up to $150 million

The Way Forward – Strong Market Positions

[GRAPHIC]

FIX

•                  Opportunities to substantially improve underperforming businesses:

•                  PET in Mexico

•                  PBIT improvement of more than USD15 million over two years

•                  Fibre in Australasia

•                  PBIT improvement of $60 to $80 million for a net cash outlay of approximately $300 million

•                  European Flexibles

•                  Plant specific issues

The Way Forward – Strong Market Positions

[GRAPHIC]

SELL

•                  Asset sales

•                  White Cap Closures

•                  Asian corrugated, sacks and closures

•                  Australasia PET

•                  Review ongoing and further asset sales possible

Completed asset sales of approximately $420 million

[GRAPHIC]

CLOSE

•                  European Flexibles operations:

•                  Closing two plants

•                  Colodense in the UK and Hochheim in Germany

•                  Cash costs of €32 million

•                  Improved earnings of €10 million in 2007/08

•                  PET

•                  Two small blow molding sites in Mexico

•                  Poland asset disposal

•                  Australasian Fibre

•                  Three plants closing

[GRAPHIC]

GROW

Organic Growth

•                  Custom PET

•                  New plant for Gatorade in the US

•                  Specific projects in North America in 2006/07

•                  Flexibles

•                  Expansion in Russia

Total cost approximately

$190 million

Acquisitions

•                  Tobacco Packaging

•                  Increased investment in Vision Grande

•                  Investment in K Laser

Total cost $74 million

[GRAPHIC]

	Good	Grow	Summary
Assess:
• Segment attractiveness			• Substantial progress over the past 12 months

• Competitive Position	Needs	Fix	• Review ongoing and on schedule
	improvement	Sell Close

The Way Forward – Customer & Market Focused

[GRAPHIC]

•                  Focus is on:

•                  Building capability in sales and marketing

•                  Changing culture

•                  Extensive program developed and being “rolled out” across the businesses

•                  Wave 1 already competed in:

•                  Flexibles Australia

•                  PET North America

•                  Flexibles North America

•                  Sunclipse

•                  Wave 2 commencing

•                  Flexibles Europe

•                  Corrugated Australasia

The Way Forward – Lower Costs

[GRAPHIC]

•                  Operational

•                  Continuous cost reduction at the plant level

•                  Improved focus and execution discipline

•                  Substantial component of the turnarounds is lowering costs

•                  Procurement

•                  Focus on raw materials, energy and transport.

•                  Overheads

•                  Savings from European restructuring $11 million

•                  Compliance and audit

•                  Increased substantially over the past two years and is now more than $25 million per year

•                  Considering delisting on NASDAQ with potential savings of around $10 million per year

The Way Forward – Capital Discipline

[GRAPHIC]

Capital discipline is managing the
cash flow and balance sheet to
deliver optimal performance for
shareholders

•                  The focus is on:

•                  Capital expenditure

•                  Working capital

•                  Balance sheet structure

[GRAPHIC]

Base Capital

$442 million

•                  Capital required for existing businesses

•                  Maintenance spend

•                  Cost reduction projects

•                  Incremental growth

•                  Depreciation $473 million

[GRAPHIC]

Base Capital	Growth
$442 million	Capital
$70 million

•                  Funding the specified growth markets

•                  Vision Grande $55 million

•                  Custom PET $14 million (Wytheville)

•                  Funded by asset sale proceeds

[GRAPHIC]

Base Capital	Growth
$442 million	Capital
$70 million

Reduction in Working
capital of $123 million

•                  Average working capital to sales ratio increased from 11.0% to 11.4% due to poor performance in the first half

[GRAPHIC]

Targets for 2006/07

•                  Base capital expenditure to be around depreciation

•                  Spending on announced growth projects for 2006/07 approximately $130 million

•                  Reduction in the average working capital to sales ratio

Capital discipline will be a key component
of the new Amcor culture

[GRAPHIC]

Improved Cash Flow

A$ m	05/06

PBITDA	1,249
Interest	(240)
Tax	(79)
Base Capex	(442)
Significant items (cash component)	(26)
Movement in w.c.	123
Other	(63)
Operating cash flow	522
Dividends	309
Free cash flow	213
Divestments	264
Growth Capital (incl. acquisitions)	(70)
Proceeds from share issue	85
Foreign exchange rate changes	5
Reduction in debt	498

[GRAPHIC]

•                  Balance sheet focus:

•                  Appropriate structure minimising the cost of capital

•                  Conversion of hybrid instruments to debt

•                  Approximately $900 million over an 18 month period

•                  Interest costs reduced by around $25 million

Good progress in balance sheet management

The Way Forward - Summary

[GRAPHIC]

EXECUTION FOCUS				Improve shareholder value

Strong	Customer		Capital
market	& market	Low cost	discipline
positions	focused

CULTURAL CHANGE

•                  Substantial changes to the leadership team

•                  New culture being developed based around the three key areas of the execution:

•                  Customer and market focus

•                  Capital discipline

•                  Lowest costs

•                  Implementation of a global talent management process

•                  Focus on improving the talent across all aspects of the company, but particularly in the sales and marketing function

[GRAPHIC]

•                  Excellent progress in all areas

•                  Benefits to be realised over the next 12 to 24 months

Amcor Australasia

Earnings & Returns

[CHART]

Sales A$ m	2,572	2,561
PBIT A$ m	315.8	262.4
AFE A$ m	1,804	1,840
PBIT/AFE %	17.5	14.3
Employees	6,510	6,406

Sound performance in rigid,
flexibles and glass
Disappointing result in fibre

Cash Flow *

$A m	056/06

PBITDA	384.2
Capital Expenditure	(105.2)
Movement in WC	13.5
Cash Flow	292.5

*All operations

Capital spending
below
depreciation of
$122 million

Sales

A$ m	04/05	05/06

Fibre	1,331	1,264
Flexibles	444	440
Rigid	797	857
TOTAL	2,572	2,561

Sales impacted by
lower fibre
volumes

Fibre performance 05/06

Summary

•                  A disappointing result with earnings substantially lower

•                  Lower volumes

•                  Operational issues

•                  Organisational structure change

•                  New management team

•                  Comprehensive turnaround plan has been developed

Paper

•                  Recycled

•                  Lower domestic volumes

•                  Higher export volumes at lower margins

•                  Increasing costs not recovered

•                  Cartonboard

•                  Increased import competition

•                  Improved mill operating performance, however lower domestic volumes

•                  Increased export at lower margin

Volumes – Corrugated and Cartons

•                  Structural

•                  Returnable plastic crates (RPC’s)

•                  Fruit and produce

•                  Manufacturing relocating offshore

•                  Retailer home brand strategies

•                  Seasonal

•                  Cyclone Larry

•                  Fruit and produce

•                  Poor mango & apple seasons

•                  Strong Kiwifruit season

•                  Market share

•                  Some loss in first half

•                  Fonterra since March 2006 in New Zealand

•                  Overall Australasian corrugated volumes down 5%

•                  Meat down 8%

•                  Industrial down 5%

•                  Grocery down 6%

•                  Fruit and produce down 6%

•                  New Zealand corrugated down 3%

•                  Cartons volumes down 10% in Australia

•                  Kraft and Colgate moved offshore

•                  Grocery and tobacco lower

Operating

•                  Installation of SAP

•                  Benefits in 06/07 but impost in 05/06

•                  Service levels have not been reliable

•                  Unrecovered inflationary cost increases

•                  Pockets of aggressive pricing

•                  Downsize in New Zealand with the loss of Fonterra

•                  Queensland restructure underway

Need to improve fundamental
business processes

Positives from 05/06

•                  New organisational structure and management team in place

•                  Sales and marketing team rebuilt

•                  New regional structure

•                  Focus on key account management and sales force effectiveness

•                  DIFOT improving with SAP installed

•                  Improved the “front end” of order processing

•                  Building capability around product and customer profitability

•                  Commenced specialty box restructure

Understand the issues and have
a strategy to move forward

Fibre Australasia – Strategic Issues

Strategic

Positives

•                  Amcor’s market position

•                  High barriers to entry

•                  Industry structure

Negatives

•                  Low growth

Characteristics

•                  Commodity products

•                  High complexity

Requirements

•                  Low cost producer

•                  Detailed plan to address

•                  Reliable service levels

•                  SAP a major step forward

•                  Quality

•                  Superior to competitors

•                  Sales and marketing excellence

•                  Addressing via structure and people

The market segment is
attractive, provided these
requirements are met

Fibre Australasia – Improvement Plan

Corrugated

Queensland

•                  Closing one site and creating low cost facility at Rocklea

Victoria

•                  Close site at Box Hill

•                  Appropriate reinvestment in remaining sites at Scoresby and Brooklyn

•                  Low cost plants

New South Wales

•                  New management finalising review

•                  Restructuring and plant upgrades to reduce costs

Footprint

•                  Plants in South Australia and Western Australia are cost competitive

•                  Active program to reduce SKU’s

Corrugated operations will be low
cost in Queensland and Victoria
and competitive elsewhere

Recycled Paper

•                  Commenced detailed feasibility for a new mill at Botany, New South Wales

•                  Costing and final specifications still to be determined

•                  Objective to be the low cost manufacturer

•                  Close Spearwood Mill in Western Australia

Kraft Linerboard

•                  Contract with PaperlinX until 2010

•                  Improve cost position beyond 2010

Low cost producer of recycled
paper in Australasia

Cartons

•                  Upgrade equipment in New South Wales to lower costs and target new opportunities

•                  Reallocate production across sites in New South Wales, Victoria and Queensland to improve operating efficiencies

Cartonboard

•                  Benchmarked Petrie Mill globally

•                  Cost efficient against China and Korea in producing reels

•                  Need to reduce conversion costs in the sheeting of the board

Corrugated Sales & Marketing

•                  Reverted from national to regional structure in 2005

•                  Increased and upgraded sales team

•                  Focused on capability building in:

•                  Sales force effectiveness

•                  Key account management

•                  Customer profitability

Fibre Australasia – Improvement Plan Summary

Actions

•                  Close corrugated plant at Box Hill

•                  Upgrade other Victorian sites

•                  Close paper plant in Spearwood

•                  Restructuring at Petrie Mill

•                  Improve operating efficiencies in New South Wales corrugated

•                  Upgrade manufacturing in cartons New South Wales

•                  Reduce complexity

•                  Feasibility study underway on a new recycled paper mill at Botany

•                  Continue to build capability in sales and marketing

Re establish position of strength
in the marketplace

Deliverables

•                  Low cost position in corrugated

•                  Low cost position in recycled paper and cartonboard

•                  Simpler, more efficient business

•                  Improved customer service

Financial Outcomes

•                  Nett cash cost of around $300 million

•                  Depending on final mill costs

•                  PBIT improvements of $60 to $80 million

•                  Exit rate in 06/07 of $40 million

•                  Timeframe of benefits – two years for the turnaround plan and post 2009/10 for the new recycled paper mill

Flexibles and Rigid Packaging 05/06

Rigid Packaging

Beverage cans

•                  Volumes up 6%

•                  Strong growth in multipack soft drink market

Food cans

•                  Good earnings growth in challenging market

Glass

•                  Strong year

•                  Second furnace now at full capacity

•                  Volumes up 13%

Outlook positive with good
growth in glass

Flexibles Packaging

•                  Solid year

•                  Recovery of resin increases with modest lag

•                  Market softness in certain segments

•                  Some aggressive competition in New Zealand

•                  Reduced complexity in the sacks operations

•                  Business well capitalised over 3 years

•                  Eight new printing machines costing $50 million

•                  Four new co-extrusion lines costing $18 million

•                  Increasing colours, faster speeds, quicker changeover

•                  Low cost, efficient manufacturer

Outlook is for benefits of capital
expenditure to deliver improved
earnings

Australasian outlook

Strategically

•                  Generally good industry structure across the businesses

•                  Amcor is number one or two in each segment

•                  Non fibre business is generally well capitalised and low cost

•                  Fibre requires restructuring and capital on recycled paper

•                  Opportunities to improve kraft supply post 2010

•                  Good cash generating business

Sound businesses with good
market positions
Returns should be over 15%

Earnings

•                  Second half run rate in fibre to continue this year

•                  Earnings lower

•                  Modest benefits from fibre restructuring in 06/07

•                  Earnings growth in non fibre operations

Overall earnings to be lower

Amcor PET Packaging

Earnings & Returns

[CHART]

	04/05	05/06
Sales USD m	2,772	3,023
PBIT USD m	194.8	182.9
AFE USD m	1,847	1,951
PBIT/AFE%	10.5%	9.4%
Employees	6,177	6,042

•                  Rising energy costs in 2nd half

•                  Returns in Latin America well down

Cash Flow *

USD m	05/06
PBITDA	337.1
Capital Expenditure	(153.6)
Movement in WC	18.4
Significant Items	(6.7)
Cash Flow	195.2
Growth Capital	(10.2)

*All operations

Excellent cost
and capital
management

Volumes

Billion Units	04/05	05/06
North America	17.5	19.1
Europe	9.0	8.8
Latin America	7.6	8.3
TOTAL	34.1	36.1

CSD/Water	28.4	28.8
Custom	5.7	7.3

Sales

USD m	04/05	05/06
North America	1,409	1,615
Europe	676	617
Latin America	628	722
Other	59	69
TOTAL	2,772	3,023

Strong custom
growth in North
America

Energy Costs

Issues

•                  All costs experienced inflationary pressure, however energy was the most significant

•                  Energy is a key input cost, representing over 15% of nonmaterial operating costs

•                  Most existing contracts have not provided for energy cost recovery

•                  Contracts typically three to five years duration

Impact 05/06

•                  Earnings impact in 05/06 was between USD10 to USD15 million

•                  Most of this was in the 2nd half

•                  Recovery in 05/06 around 25%

Recovery Plan

•                  Incorporate energy recovery clauses into future contract language

•                  Implement surcharges for transport freight, where appropriate

•                  Improve energy usage at plants

Outlook 06/07

•                  Improved recovery as more contracts are rolled over

•                  Increased energy costs will have a negative year on year impact

•                  Particularly acute in the first half

North America

Positives

•                  Substantial profit improvement

•                  Custom volume growth 26%

•                  Continued success with new projects

•                  Ongoing industry wide capital discipline in the CSD/Water segment

•                  Improved operating performance

•                  Orderly and efficient closure of Canadian plants

Offsets

•                  Rising inflationary pressures, especially energy costs in the second half

•                  Limited short-term ability for inflationary cost recovery

•                  Volatile resin price environment

North American outlook 06/07

•                  Growth in custom offset partially by unrecovered energy costs increases

Latin America

Positives

•                  Overall volume growth 10%

•                  Custom volume growth 37%, reflecting strong market position supporting growth in Gatorade

•                  Ongoing substitution from glass to PET Packaging

Mexico Improvement Plan

•                  New management

•                  Footprint changes

•                  Closing two small blowmolding plants

•                  Improving manufacturing efficiencies

•                  Supply chain management

•                  Operations currently breakeven

Target is for improvement of more
than US$16 million over two years

Offsets

•                  Earnings substantially lower

•                  Argentina earnings well down

•                  Export volumes lost

•                  Inflationary pressures

•                  Brazil lower earnings

•                  Secured 25% of total volumes with long term contract

•                  Inflationary pressures

•                  Mexico down substantially due to poor operating performance

Latin American outlook 06/07

•                  Improvement in Mexico

•                  Flat performance in Argentina and Brazil

•                  Benefits from custom growth

Europe

Positives

•                  Increased earnings

•                  Strong second half

•                  Improved operating efficiencies in Western European plants

•                  UK operations delivered another strong result

•                  Sale of the loss-making Poland operation

•                  Continued good performance from the PET recycling operations

•                  Continued cost management and overhead reduction

Offsets

•                  Substantial under recovery of energy cost increases

European outlook 06/07

•                  Flat earnings

•                  Improved operating efficiencies offset by higher energy costs

PET Packaging - Summary

Strategic

•                       Custom PET is an attractive market segment

•                       Favourable industry structure

•                       Higher barriers to entry

•                       Continued good growth

•                       Amcor well positioned and well respected in industry

•                       CSD/Water

•                       Low growth

•                       Commodity product

•                       Requires low cost position

•                       Industry structure varies by region

•                       Limited investment

Operational

•                       Recovery of energy cost increases

•                       Improvement in Mexico

•                       Benefits from capital expenditure in custom PET

•                       Continued focus on cost and cash management

PET Packaging outlook 06/07

•                       Modest earnings growth

Amcor Flexibles

Earnings & Returns *

[CHART]

Sales € m	1,757	1,827
PBIT € m	112.7	115.6
AFE€ m	928	923
PBIT/AFE %	12.1	12.5
Employees	8,390	8,482

* Continuing operations

•                       Sound performance in difficult conditions

•                       Returns unsatisfactory

Cash Flow *

€ m	05/06
PBITDA	206.4
Capital Expenditure	(90.7)
Movement in WC	55.4
Significant Items	(11)
Cash Flow	160.1
Growth Capital	(0.3)

* All operations

Opportunities for improvement in working capital

Sales *

€ m	04/05	05/06
Food	957	971
Healthcare	486	523
Tobacco Pack & EE	306	348
Other	8	(15)
TOTAL	1,757	1,827

* Continuing operations

Sales growth of 3.9%

Amcor Flexibles Raw Material Input Costs

Raw Material Market Price Trends

[CHART]

Raw material input costs rose substantially through the year with further increases expected over the next few months

Flexibles - Healthcare

Positives

•                       Strong performance in the Americas with sales up 9% and improved profits

•                       Good management of volatile input costs in North America

•                       Sound progress in product innovation

Offsets

•                       Poor performance in the medical film segment

•                       Some operating inefficiencies in the combining of two sites in Burgos, Spain

•                       Improvement plan in place

•                       Lag in recovering costs in Europe

Healthcare outlook 06/07

•                       Solid performance with good opportunities for growth

Flexibles - Food

Positives

•                       First half overtrading in bread and produce resolved with new capacity

•                       Substantial improvement in processed foods

•                       Improved plant performance, however returns remain unsatisfactory

•                       Restructuring program proceeding

•                       UK plant to close January 2007

•                       German plant to close December 2006

•                       Volumes being relocated

•                       Improving industry structure

Offsets

•                       Recovery of input costs

•                       Energy

•                       Raw materials

•                       There remains overcapacity in some segments

•                       Ongoing footprint review

Food outlook 06/07

•                       Solid performance in difficult operating conditions

•                       Recovery of rising input costs remains a challenge

Flexibles – Tobacco Packaging and Eastern Europe

Positives

•                       Continued strong performance in Eastern European tobacco packaging

•                       Transition to graphical health warnings on schedule

•                       Solid customer support for flexibles in Eastern Europe

•                       Additional press in Russia

Offsets

•                       Slowing growth in Eastern Europe

•                       Continued restructuring in Western Europe

Tobacco Packaging & Eastern European outlook 06/07

•                       Another sound performance expected

Flexibles – Summary

Strategic

•                       Healthcare

•                       Attractive market segment

•                       Need to establish global approach to customers and sourcing

•                       Food

•                       Processed segment low growth in Western Europe

•                       Fresh segment attractive with good growth

•                       In general, Western Europe remains challenging

•                       Tobacco Packaging

•                       Attractive market segment

•                       Growth in emerging markets

•                       Ongoing restructuring in Western Europe

•                       Amcor well positioned

Operational

•                       Earnings growth via:

•                       Improvement plans at specific plants

•                       Benefits from plant closures

•                       Product development and mix improvement

•                       Growth in Eastern Europe and Russia

•                       Continued upward pressure on input prices

•                       Raw materials

•                       Energy

•                       Western European economies remain flat

Flexibles outlook 06/07

•                       Modest improvement in earnings and returns

Amcor Sunclipse

Earnings & Returns

[CHART]

Sales USD m	914	965
PBIT USD m	41.0	48.6
AFE USD m	249	257
PBIT/AFE %	16.5	18.9
Employees	2,105	2,176

•                       Strong recovery driven by improvement in gross margins

•                       Focus on recovering cost increases in the market

Cash Flow *

USD m	05/06
PBITDA	58.5
Capital Expenditure	(9.1)
Movement in WC	(7.4)
Cash Flow	42

* All operations

•                       Strong cash flow

•                       Focus on working capital for 06/07

Sales

USD m	04/05	05/06
Distribution	718	764
Man. Products	209	219
Corrugated	174	174
Eliminations	(187)	(192)
TOTAL	914	965

Ongoing improvement provided economic conditions remain stable

Amcor Asia

Earnings & Returns

[CHART]

Sales SGD m	228	215
PBIT SGD m	28.9	36.7
AFE SGD m	280	289
PBIT/AFE %	10.3	12.7
Employees	1,223	1,339

* Continuing operations

Divestment of lower returning corrugated business in 05/06

Cash Flow *

SGD m	05/06
PBITDA	47.9
Capital Expenditure	0.7
Movement in WC	0.2
Cash Flow	48.8
Growth Capital	(68)

* All operations

Improved earnings in flexibles and tobacco packaging

Sales

SGD m	04/05	05/06
Tobacco Pack	146	132
Flexibles	46	55
Other	36	28
TOTAL	228	215

Building a position in Chinese tobacco packaging market

Slide with photos of K Laser products

[GRAPHIC]

[LOGO]

[GRAPHIC]

Group Financials

Presentation Key Notes

•                       Key results and significant items

•                       Earnings analysis

•                       Cash flow

•                       Capital structure

•                       AIFRS impacts

•                       Summary

All data is on AIFRS basis unless indicated otherwise

Key Results 30 June 2006 – All Operations

A$ m (before significants)	June 05	June 06	%Change
Sales	11,099.6	11,439.3	3.1%
PBITDA	1,283.6	1,249.1	(2.7)%
PBIT	821.8	775.7	(5.6)%
Borrowing costs (incl PACRS)	(218.7)	(246.6)	(12.8)%
PBT	603.1	529.1	(12.3)%
Tax and Minorities	(144.3)	(123.2)	14.6%
PAT	458.8	405.9	(11.5)%
EPS cents (basic)	52.2	46.1	(11.7)%
DPS cents	34.0	34.0	—%

All operations

Bridge Presentation 30 June 2006

		Discontinued	Continuing
A$ m (before significants)	Total	Operations	Operations
Sales	11,439.3	401.3	11,038.0
PBITDA	1,249.1	49.2	1,199.9
PBIT	775.7	27.6	748.1
Borrowing costs	(246.6)	(4.4)	(242.2)
Tax	(111.1)	(2.9)	(108.2)
PAT Pre-Significant items	418.0	20.3	397.7
AMCOR	405.9	20.3	385.6
Minorities	12.1	0.0	12.1
PAT Pre-Significant items	418.0	20.3	397.7

All operations

Per segment disclosure

Bridge Presentation 30 June 2006

		Discontinued	Continuing
A$ m	Total	Operations	Operations
Amcor	405.9	20.3	385.6
Minorities	12.1	0.0	12.1
PAT Pre – Significants	418.0	20.3	397.7
Significant Items	(64.1)	(63.1)	(1.0)
Tax Effect	25.3	9.3	16.0
Net Significants	(38.8)	(53.8)	15.0
Amcor	(54.6)	(53.8)	(0.8)
Minorities	15.8	0.0	15.8
Net Significants	(38.8)	(53.8)	15.0
Amcor	351.3	(33.5)	384.8
Minorities	27.9	0.0	27.9
Statutory Profit	379.2	(33.5)	412.7

All operations

Per segment disclosure

Reconciliation to Statutory Results

		Discontinued	Continuing
A$ m	Total	Operations	Operations

Net sales	11,439.3	401.3	11,038.0
Elimination adjustment to continuing operations	—	(3.9)	3.9
Statutory sales revenue	11,439.3	397.4	11,041.9

Profit after Tax	379.2	(33.5)	412.7
Elimination adjustment to continuing operations	—	(3.9)	3.9
Statutory profit for the financial year	379.2	(37.4)	416.6

All operations

Per face of statutory income statement

Significant Items

A$ m	June 06
Fair value gain from options & dilution	44.5
Profit on sale of tobacco businesses	52.3
Overall gain from Vision Grande transaction	96.8
Asian corrugated loss on sale & impairment	(32.1)
Closures loss on sale & impairment	(34.0)
Flexibles Europe restructure & impairment	(71.9)
PET restructure	(22.5)
Other	(0.4)
(64.1)
Tax Effect	25.3
Net Significant Items	(38.8)

Before minority interests

All operations

A$ m	June 06
Fair value gain from options & dilution	44.5
Profit on sale of tobacco businesses	52.3
Overall gain from Vision Grande transaction	96.8
Asian corrugated loss on sale & impairment	(32.1)
Closures loss on sale & impairment	(34.0)
Flexibles Europe restructure & impairment	(71.9)
PET restructure	(22.5)
Other	(0.4)
(64.1)
Tax Effect	25.3
Net Significant Items	(38.8)

Before minority interests

All operations

Borrowing Costs Bridge June 05 to June 06

A$ m	June 05	June 06	%Change
Base line costs	166.4	166.4
Higher interest rates		10.0
Credit rating impact		3.0
Other net changes		9.4
	166.4	188.8	(13)%
PACRS interest	52.3	48.1
PACRS conversion disc & costs		9.7
	218.7	246.6	(13)%

All Operations

Borrowing Rates – Exit Rates

Weighted Average Cost at Period End	June 05		June 06
PACRS	8.6%		9.7%
PRIDES	7.3%		7.3%
Other Debt Facilities
- US	5.0%		5.8%
- Europe	4.0%		4.0%
- Australia	5.7%		7.0%
- New Zealand	7.3%		7.6%
- Asia	4.9%		4.0%
Weighted Average Cost	5.5%		5.5%
Other Borrowing Costs	30	bps	26	bps

Group Cash Flow - All Operations

	June 05	June 06	Comment
PBITDA	1,283.6	1,249.1
Interest	(207.2)	(239.6)	[GRAPHIC]
Tax	(115.5)	(79.1)	[GRAPHIC]
Cash significant items	(51.8)	(26.0)
Base capital expenditure	(503.7)	(441.8)	[GRAPHIC]
Movement in working capital	4.7	123.2	[GRAPHIC]
Other	(64.3)	(63.5)	[GRAPHIC]
Operating cash flow	345.8	522.3
Dividends	(294.3)	(308.8)
Divestments	24.5	264.2
Growth Capital/acquisitions	(125.5)	(69.5)	[GRAPHIC]
Proceeds from share issue (net)	(3.3)	84.8	[GRAPHIC]
Foreign exchange rate changes	(11.6)	4.8
Movement in debt	(64.4)	497.8

Movement in working capital relates to continuing operations

Management/Statutory Cash Presentation 2006

Management Format

PBITDA	1,249.1
Interest	(239.6)
Tax	(79.1)
Cash significant items	(26.0)
Base capital expenditure	(441.8)
Movement in working capital	123.2
Other	(63.5)
Operating cash flow	522.3
Dividends	(308.8)
Divestments	264.1
Growth Capital/acquisitions	(69.5)
Proceeds from share issue	84.8
Foreign exchange rate changes	4.8
Movement in debt	497.8

Statutory Format

[GRAPHIC]	964.1	Net cash from operating

[GRAPHIC]	(247.0)	Net cash from investing

[GRAPHIC]	870.7	Net cash from financing

	(153.6)	Net cash movement

	717.1	Net change in financing

Working Capital Performance

[CHART]

02/03 AGAAP; thereafter AIFRS

All operations

Return on Average Funds Employed

[CHART]

Before significant items

02/03 and 03/04 AGAAP; thereafter AIFRS

All Operations

Returns Profile

	June 2005		June 2006
	PBIT	RoAFE	PBIT	RoAFE

Total Operations	821.8	12.0%	775.7	11.3%

Discontinued Operations	30.3	7.6%	27.6	6.5%

Continuing Operations	791.5	12.3%	748.1	11.6%

Capital Structure

A$ m	June 05		June 06
Equity	3,381	(1)	3,572
Convertible Securities	898		464
Net Debt	2,574		2,661
Balance Sheet Capital	6,853		6,697
OBS items*	525		470
Total Capital	7,378		7,167
Gearing on Balance Sheet	50.7%		46.7%
Gearing + OBS items*	54.2%		50.2%
Interest cover: PBITDA**	5.9	x	5.1	x

(1) For comparative purposes PACRS have been included as debt

*Mainly operating leases

** PACRS as interest plus off balance sheet interest

Financial Summary

•                       Resilient underlying operating PAT result

•                       Interest expense and cover ratio will improve

•                       Tax rate maintained and sustainable

•                       Cash flow has improved

•                       Working capital performance better

•                       Capital expenditure discipline in place

•                       Gearing at conservative end of target range

•                       Financial flexibility of capital structure

Summary

•                       Key issues understood

•                       Execution plan established

•                      Strategic

•                      Operational

•                       Benefits from execution to take time

•                       Stability of earnings and cash flow

•                       Short term negative issues to continue

•                      Input costs

•                       Modest expectations for current year

•                       Substantial upside in earnings and returns over 2 to 3 years

[GRAPHIC]

Appendices

Reconciling PAT to cash from operating activities

A$ m	June 06

Reported PAT after minorities	405.9
Add back minorities	12.1
Significant items before minorities	(38.8)
Statutory profit	379.2
Depreciation & amortisation	473.4
852.6
Movement in working capital	123.2
Other (net tax, provisions, other)	(11.7)
Net cash from operating activities (statutory)	964.1

Reconciling statutory PAT to Net Cash From Operations

$m	04/05	05/06

Reported PAT (incl SI) – (statutory)	258.4	379.2
Depreciation & amortisation	461.9	473.4
Non cash SI	272.6	38.1
Non cash borrowing costs	11.5	7.1
Non cash tax	(43.1)	6.7
Other	(64.2)	(63.6)
Movement in WC	4.7	123.2
Net cash from operations (statutory)	901.8	964.1

Key Results 30 June 2006 - Continuing Operations

A$ m (before significants)	June 05	June 06	%Change
Sales	10,636.0	11,038.0	3.4%
PBITDA	1,230.9	1,199.9	(2.5)%
PBIT	791.5	748.1	(5.5)%
Borrowing costs (incl PACRS)	(212.9)	(242.2)	(13.8)%
PBT	578.6	505.9	(12.6)%
Tax and Minorities	(139.6)	(120.3)	13.8%
PAT	439.0	385.6	(12.2)%

Continuing operations

Continuing & Discontinued Operations

	Profit	Closing
	&	Balance	Cash	Notes to
	Loss	Sheet	Flow	Accounts

Continuing Operations	*	*	@	*
Discontinued Operations	*	N/A	@	*
Total – All Operations	*	*	*	*

* = Disclosures in statutory accounts and press releases

@ = Not separately identified in statutory accounts and press release

[GRAPHIC]

Full Year Results

August 2006

www.amcor.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)
Date 23 August 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel